82-5025

09046182

RECEIVED
2009 MAY -5 A 8:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-08

Orbis Group

CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2008

Orbis

82-5025

RECEIVED
2009 MAY -5 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-08

Orbis Group

CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2008

Orbis

Orbis Group

President's letter

Orbis

Warsaw, March 30, 2009

Ladies and Gentlemen,

The year 2008 began well. However, in the third and fourth quarters of the year we experienced the impact of the worldwide economic crisis. The Orbis Group managed to maintain the level of sales reported in a very profitable year 2007 and reached sales of PLN 1 176 million. The 13% decline in tourist arrivals and continued shrinking of the international coach transport market adversely impacted sales of our services. On the other hand, strong zloty and a growth in wages and salaries allowed a larger number of Poles to go on holiday or make a trip abroad.

I appreciate the effort put in by all the Employees of the Company towards the attainment of this result despite increasingly difficult market conditions. Our joint commitment and streamlining of sales efficiency greatly contributed to our very good performance.

Past year was a time of record-high investments. The Orbis Group appropriated nearly PLN 340 million, by nearly 40 % more than in 2007, for this purpose, with the lion's share contributed by the Hotel Group which expended PLN 264 million on construction and modernization of its hotels, and the Orbis Transport Group, with investments of PLN 73 million. Owing to such sizeable amount of expenditure in 2008, we opened four new economy hotels operating under the Etap brand, we completed a comprehensive rebuilding of two Mercure hotels and a partial modernization of five hotel establishments. Investment expenditure of Orbis Transport was allocated predominantly on purchase of vehicles for the long-term and short-term rent department.

A major corporate event was the tightening of relations between Orbis S.A. and Accor, the leader of the European hotel industry. Our French partner, which has been investing in Orbis S.A. shares since August 2000, increased its commitment and now holds more than 50% of the Company's shares. It is an acknowledgment of the significance of the Polish market and ensures a stable long-term support to the Orbis Group. It is noteworthy that in 2008 Orbis S.A. paid dividend to its shareholders for the seventh consecutive time.

Orbis continues to build its image of a company sensitive to social issues. Thanks to the generosity of our Guests, in 2008 we managed to collect more than half a million Polish zlotys as a partner to the Polish Committee of UNICEF. These funds are allocated for an international program of redeveloping schools in Angola. Fully aware of our environment, we have been progressively implementing the "Environment Charter" with a view to curbing the negative impact of hotels upon the natural environment. To popularize such environmental approach, we organized the "Earth Guest Day'" celebrations.

In the second half of 2008, the hospitality industry began to experience the impact of the economic crisis. The slowdown of the GDP growth in Poland coupled with deteriorating economic conditions in Europe and throughout the globe may still have an adverse effect upon our market. Orbis is prepared for it. The Company is looking for savings on operating costs and corrected its investment plans. The stability of Orbis' financial standing is confirmed by its BBB+ rating affirmed by the Fitch rating agency.

Despite the economic slowdown, Orbis intends to continue developing its hotel network. In 2009 we plan to open a new Ibis hotel in Kielce and an Etap hotel in Toruń. Furthermore, we will proceed with the restructuring of the Orbis Travel Group that has already bore fruit: the Group managed to push its sales up by over 7% while reducing its operational resources by 25%. However, we are heading towards more challenging times that will require an intensified effort of the entire Company until the economic conditions in Poland and Europe improve.

I believe that during these unstable times that many Guests will associate the Orbis operations with quality of service, while for the Shareholders it will be a token of a trustworthy investment.

Your sincerely,

Jean-Philippe Savoye
President and CEO

Orbis Group

Independent registered auditor's report on the audit of the consolidated financial statements

as at December 31, 2008

Orbis

ORBIS S.A. CAPITAL GROUP
WARSAW, UL. BRACKA 16

CONSOLIDATED FINANCIAL STATEMENTS FOR THE 2008 FINANCIAL YEAR WITH AUDITOR'S OPINION AND AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION 3

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE 2008 FINANCIAL YEAR 6

I. GENERAL INFORMATION 6

1. Details of the audited Company 6
2. Information on the consolidated financial statements for the previous financial year 9
3. Data identifying the entity authorized to audit financial statements and the certified auditor acting on its behalf 9
4. Availability of data and management representations 10
5. Economic and financial position of the Capital Group 11

II. DETAILED INFORMATION 12

1. Information on the audited consolidated financial statements 12
2. Consolidation documentation 12
3. Justification of the opinion issued 13
4. Completeness and correctness of drawing up additional information and explanations and the report on the activities of the Capital Group 15
5. Final information and findings 16

FINANCIAL STATEMENTS OF ORBIS CAPITAL GROUP FOR THE 2008 FINANCIAL YEAR

1. Consolidated balance sheet
2. Consolidated income statement
3. Statement of changes in consolidated equity
4. Consolidated cash flow statement
5. Additional information and explanations

REPORT ON THE ACTIVITIES OF THE CAPITAL GROUP FOR THE YEAR 2008

Deloitte.

Deloitte Audyt Sp. z o.o.
z siedzibą w Warszawie
ul Piękna 18
00-549 Warszawa
Polska

Tel.: +48 22 511 08 11, 511 08 12
Fax: +48 22 511 08 13
www.deloitte.com/pl

AUDITOR'S OPINION

To the Shareholders and Supervisory Board of Orbis S.A. Capital Group

I. We have audited the attached consolidated financial statements of Orbis S.A. Capital Group, in which Orbis S.A. with registered office in Warsaw, ul. Bracka 16, operates as the parent company, including:

- consolidated balance sheet prepared as of 31 December 2008, with total assets and liabilities plus equity of PLN 2,496,037 thousand;
- consolidated income statement for the period from 1 January 2008 to 31 December 2008, disclosing a net profit of PLN 26,112 thousand;
- statement of changes in consolidated equity for the period from 1 January 2008 to 31 December 2008, disclosing an increase in equity of PLN 8,452 thousand;
- cash flow statement for the period from 1 January 2008 to 31 December 2008, showing a net cash outflow of PLN 40,614 thousand;
- notes to the financial statements.

II. Preparation of the above-mentioned consolidated financial statements is the responsibility of the Parent's Management Board. Our responsibility was to audit and express an opinion on the fairness, correctness and clarity of these consolidated financial statements.

The financial statements of the Company for the previous financial year ended 31 December 2007 were audited by another certified auditor, who issued an opinion of 17 April 2008 on these financial statements with a qualification. Our opinion refers only to the consolidated financial statements for the financial year ended 31 December 2008.

III. The consolidated financial statements were drawn up using the full method with respect to six subsidiaries and using the equity method with respect to one associate. The financial statements of two subsidiaries and one associate were audited by other entities authorized to audit financial statements. We have received the financial statements of the aforementioned subsidiaries and the associate, and the opinions on the audits of these financial statements. Our opinion on the audit of the consolidated financial statements in respect to the data of these entities is based on the opinions of certified auditors authorized to perform their audit. The data from the financial statements of subsidiaries in the case of which our audit was fully based on opinions of other certified auditors account for 1.41% and 2.97% of consolidated assets and consolidated sales revenues before consolidation adjustments respectively.

IV. Our audit of the consolidated financial statements was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. of 2002 No. 76, item 694 with subsequent amendments);
- auditing standards issued by the National Council of Statutory Auditors in Poland.

in such a way as to obtain reasonable and efficient basis for expressing an opinion as to whether the consolidated financial statements were free of material misstatements. Our audit included, in particular, examination of the consolidation documentation supporting the amounts and disclosures in the consolidated financial statements, assessment of the accounting principles (policy) applied in the preparation of the consolidated financial statements, related material estimates as well as evaluation of the overall presentation of the consolidated financial statements. We believe that our audit provides a sufficient basis for our opinion.

V. As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board of the Parent considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Group companies privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation.

As at 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 338.202 thousand and PLN 342,169 thousand, respectively, and presented under investment property, PLN 30,296 thousand and 30,705 thousand, respectively. At the same time, as at 31 December 2008 and 31 December 2007, the Group created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 70,014 thousand and PLN 70,846 thousand, respectively. In our opinion, since the ownership title to the land is not transferred to the Company upon expiration of the agreement, in line with IAS 17, the titles are a form of operational lease, and therefore should be recognized in off-balance sheet items. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,852 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 302,336 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN3,830 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 305,858 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 47,587 thousand as at 31 December 2008 and PLN 47,487 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, the titles should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

VI. Except from effects of the adjustments described in point V above with regard to classification of the perpetual usufruct of land, in our opinion, the audited financial statements of ORBIS S.A. Capital Group for the 2008 financial year from were prepared in all material respects in line with International Financial Reporting Standards as endorsed by the EU and give a true and fair view of all information essential for evaluating the financial and economic position as well as the financial result of the Capital Group as at and for the period of 12 months ended 31 December 2008.

Deloitte.

VII. The Report on the activities of the Capital Group in the 2008 financial year is complete in the meaning of Article 49 clause 2 of the Accounting Act and the Minister of Finance ordinance of 19 February 2009 on current and periodical information submitted by issuers of securities and conditions to render information required by non-member state regulations as equivalent, and consistent with the underlying information disclosed in the audited consolidated financial statements.

Piotr Sokołowski
Member of the Board
Certified auditor
No. 9752

Maria Rzepnikowska
Chairman of the Board
Certified auditor
No. 3499

Maciej Krasoń
Certified Auditor
No. 10149/7512

Represented by

Deloitte Audyt Sp. z o.o.
Ul. Piękna 18
00-549 Warsaw

entity authorized to audit
financial statements entered under
number 73 on the list kept by
National Council of Statutory Auditors

Warsaw, 30 March 2009

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE 2008 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Company

The parent entity of the Capital Group operates under the name of Orbis S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established by a notarized deed of 17 December 1990 prepared by Paweł Błaszczak, Notary Public, in Warsaw (Repertory A No. 1882/1990).
The Company was entered in the Commercial Register kept by the District Court for Warsaw, Business Court, XVI Business-Registry Division, section B, under number RHB25134, based on the decision of 9 January 1991. Currently, the Company is entered in the register of entrepreneurs kept by the District Court for the capital city of Warsaw, XII Business Division of the National Court Register in Warsaw, under number KRS 0000022622.

The Company has the following tax identification number NIP: 526-025-04-69, assigned by the Second Tax Office Warszawa-Śródmieście on 1 May 2004.

The REGON number assigned to the Company by the Statistical Office in Warsaw is 006239529.

The Company operates based on the provisions of the Code of Commercial Companies.

In accordance with its By-laws, the scope of the Company's business activities includes:
- activity of tourism organizers, agents and intermediaries, other booking services and related activities;
- hotels and similar facilities;
- activity related to organization of congresses, fairs and exhibitions;
- catering services;
- maintenance and repair of motor vehicles excluding motorcycles;
- other passenger road transport n.e.c.;
- other booking services, n.e.c.;
- other financial services, n.e.c. excluding insurance and pension funds;
- activities of advertisement agencies;
- other publishing activity;
- non-specialized wholesale;
- retail trade in non-specialized stores selling mostly food, beverages and tobacco products;
- other non-school forms of education, n.e.c.;
- other financial brokerage;
- activities related to gambling,
- other personal, property and casualty insurance;
- other transport agency activities;
- rental and management of own or leased real property;
- management of real property on order.

In the audited period, the Company's business activities including hotel and catering services.

As at 19 June 2008, the Parent's share capital equaled PLN 95,154,016 and was divided into 46,077,008 ordinary shares with a face value of PLN 2 each. As of 31 December 2008, including the hyperinflatory adjustment, the Company's share capital amounted to PLN 517,754 thousand as reported in the financial statements.

As of 19 June 2008 (the date of the last Shareholders Meeting) the Company's shareholders included:
- Accor S.A.– 45.48 % of shares;
- BZ WBK AIB Asset Management S.A.– 20.35 % of shares;
- Commercial Union OFE BPH CU WBK – 5.08% of shares,
- Other individual shareholders – 22.50% of shares.

No changes in the Company's share capital took place during the financial year.

The following material changes in the ownership structure of the Company's share capital took place in the audited period and until the report date:
- Accor S.A. increased its percentage share in the ownership structure by 4.53%;
- BZ WBK AIB Asset Management S.A. increased its percentage share in the ownership structure by 4.05%.

As of 31 December 2008 the Company's equity amounted to PLN 1,806,758.

The capital group's financial year is the calendar year.

As at the date of issuing the opinion, the composition of the Parent's Management Board was as follows:
- Jean Philippe Savoye - Chairman of the Management Board;
- Ireneusz Węgłowski - Vice-Chairman of the Board;
- Marcin Szewczykowski - Member of the Management Board;
- Yannick Yvon Rouvrais - Member of the Management Board.

The following changes in the composition of the Company's Management Board took place during the audited period:

On 11 June 2008, Krzysztof Gerula resigned from the position of a Management Board Member.

The above changes were filed and registered in an appropriate court register.

As of 31 December 2008, the composition of Orbis S.A. Capital Group was as follows:

- the parent – Orbis S.A.; and
- subsidiaries:
  - Hekon Hotele Ekonomiczne S.A. - 100% subsidiary;
  - UAB Hekon - 100% subsidiary;
  - Orbis Transport Sp. z o.o. - 98.88% subsidiary;
    - PKS Tarnobrzeg Sp. z o.o. - 100% subsidiary of Orbis Transport;
    - PMKS Tarnobrzeg Sp. z o.o. - 100% subsidiary of Orbis Transport;
    - PKS Gdańsk Sp. z o.o. - 100% subsidiary of Orbis Transport;
    - Interbus Sp. z o.o. - 100% subsidiary of Orbis Transport;
    - Capital Parking Sp. z o.o. - 100% subsidiary of Orbis Transport;
  - PBP Orbis Travel Sp. z o.o. - 95.08% subsidiary;
  - Orbis Kontrakty Sp. z o.o. - 80% subsidiary;

- associated entities:
  - Orbis Casino Sp. z o.o. - associated entity – 33.33%.

The consolidated financial statements as of 31 December 2008 included the following entities:

a) The Parent - Orbis S.A.

We have audited the financial statements of the parent entity - Orbis S.A. for the period from 1 January to 31 December 2008. As a result of the conducted audit we issued a qualified opinion on these financial statements on 30 March 2009.

b) Companies subject to full consolidation:

Company's name and address	Share in share capital (in %)	Name of entity that audited the financial statements and type of opinion issued	Opinion date
Hekon Hotele Ekonomiczne S.A.	100%	Deloitte Audyt Sp. z o.o.	27 March 2009
UAB Hekon	100%	Deloitte Audyt Sp. z o.o.	23 February 2009
Capital Group Orbis Transport Sp. z o.o.	98.88%	Deloitte Audyt Sp. z o.o.	30 March 2009
PBP Orbis Travel Sp. z o.o.	95.08%	Deloitte Audyt Sp. z o.o.	30 March 2009
Orbis Kontrakty Sp. z o.o.	80%	not audited	n/a

c) Companies subject to consolidation in line with equity method:

Company's name and address	Share in share capital (in %)	Name of entity that audited the financial statements and type of opinion issued	Opinion date
Orbis Casino Sp. z o.o.	33.33%	Finans Serwis (unqualified)	18 March 2009

2. Information on the consolidated financial statements for the previous financial year

The activities of the Capital Group in 2007 resulted in a net profit of PLN 154,119. The consolidated financial statements of the Capital Group for the 2007 financial year were audited by a certified auditor. The audit was performed by the authorized entity PricewaterhouseCoopers Sp. z o.o. On 17 April 2008, the certified auditor issued an opinion on these financial statements with the following qualification:

As presented in Note 1.2. to the financial statements, the Parent's Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge along with real property as a result of the Group privatization in 1990 should be recognized in the balance sheet as at the date of first-time adoption of IFRS in amounts determined in the course of independent valuation. As at 31 December 2007, the carrying amount of these titles was PLN 373 million. In our opinion, in accordance with IAS 17, the titles should be classified as a form of operational leas, and recognized in off-balance sheet items since the ownership title is not transferred to the Group upon expiration of the agreement. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the years ended 31 December 2008 and 31 December 2007 including deferred tax would have been PLN 6 million and PLN 4 million higher, respectively. Additionally, the Group recognized perpetual usufruct of land acquired for a charge and amounting to PLN 48 million as property, plant and equipment. In our opinion, the title should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

In 2002, the Group sold hotels with carrying value of PLN 99 million to a financial institution and recognized a profit on sales in the amount of PLN 30 million. The hotels were subsequently taken over in usufruct from their legal owner based on contracts treated by the Group as operational leases. The Parent's Management Board decided on such presentation following a series of tests projected in IAS 17. In our opinion, terms of these contracts meet the definition of the finance lease, and therefore the buildings and the related liabilities should have been recognized in the balance sheet. Additionally, the profit on sales transactions should have been carried forward over the lease period. As a result, property, plant and equipment, goodwill, liabilities, deferred income and deferred tax asset were understated. The above issue does not materially impact the consolidated financial profit/loss for the years ended 31 December 2006 and 31 December 2007.

The General Shareholders Meeting, which approved the financial statements for the 2007 financial year, was held on 19 June 2008.

The consolidated financial statements for the 2007 financial year were submitted in accordance with the law to the National Court Register on 26 June 2008 and for publication in Monitor Polski B on 25 June 2008. The financial statements were published in Monitor Polski B No. 1303 on 23 September 2008.

3. Data identifying the entity authorized to audit financial statements and the certified auditor acting on its behalf

The audit of the financial statements was performed based on the agreement of 3 July 2008 concluded between Orbis S.A. and Deloitte Audyt Sp. z o.o. with registered office in Warsaw, ul. Piękna 18, recorded under number 73 on the list of entities authorized to provide audit services kept by the National Council of Statutory Auditors. On behalf of the authorized entity, the audit of the financial statements was conducted under the supervision of Certified Auditor – Maciej Krasoń (No. 10149/7512), at the Company's premises from 7 to 24 December 2008, and from 26 January to 30 March 2009.

The authorized entity was appointed by the Supervisory Board by the resolution of 22 April 2008 based on the authorization defined in Article 20 clause 2 point 8 of the Company's by-laws and on Article 9 clause 1 point 10 of the Supervisory Board Regulations.

Deloitte Audyt Sp. z o.o. and the certified auditor Maciej Krasoń confirm that they are authorized to carry out audits and meet the requirements of Article 66 clauses 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of Orbis Capital Group.

4. Availability of data and management representations

The scope of our audit was not limited.

During the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorized entity and the certified auditor, as confirmed in a written representation of the Company's Management Board of 30 March 2009.

5. Economic and financial position of the Capital Group

Presented below are the main items from the consolidated income statement as well as financial ratios describing the financial result of the Capital Group and its economic and financial situation compared with similar figures for the previous year. Financial ratios describing the Group's standing in 2007 were based on financial data audited by another certified auditor.

Main items from the income statement (PLN '000)	2008	2007(*)
Sales revenues	1,175,610	1,164,361
Operating expenses	(1,117,091)	(1,072,542)
Other operating revenues	16,147	107,614
Other operating expenses	(23,966)	(16, 303)
Revaluation of non-financial non-current assets	10,035	26,041
Financial revenues	0	51
Financial expenses	(25,678)	(16, 281)
Income tax	(9,530)	(38,821)
Net profit (loss)	26,112	154,198

Profitability ratios	2008	2007
– gross profit margin	5%	18%
– net profit margin	2%	13%
– net return on equity	1%	9%
Effectiveness ratios		
– assets turnover ratio	0.47	0.49
– receivables turnover in days	20	18
– liabilities turnover in days	28	31
– inventory turnover in days	3	3
Liquidity/Net working capital		
– debt ratio	28%	24%
– equity to fixed assets ratio	72%	76%
– net working capital (PLN '000)	(76,119)	(22,219)
– current ratio	0.76	0.92
– quick ratio	0.74	0.88

(*) Data not audited by Deloitte Sp. z o.o.

The analysis of the above figures and ratios identified the following trends in 2008:

- a decrease in profit margins;
- a slight decrease in the asset and liabilities turnover ratio, with an increase in the receivables turnover in days;
- an increase in the debt ratio accompanied with a decrease in net working capital and liquidity ratios.

As at 31 December 2008, the value of current liabilities (PLN 314,843 thousand) exceeded the amount of current assets (PLN 238,724 thousand). According to the Management Board, though, there is no threat for the Company's operation as a going concern as presented in details in Note 31.6 to the consolidated financial statements.

II. DETAILED INFORMATION

1. Information on the audited consolidated financial statements

The audited consolidated financial statements were prepared as of 31 December 2008 and include:

- consolidated balance sheet prepared as of 31 December 2008, with total assets and liabilities plus equity of PLN 2,496,037 thousand;
- consolidated income statement for the period from 1 January 2008 to 31 December 2008, disclosing a net profit of PLN 26,112 thousand;
- statement of changes in consolidated equity for the period from 1 January 2008 to 31 December 2008, disclosing an increase in equity of PLN 8,452 thousand;
- cash flow statement for the period from 1 January 2008 to 31 December 2008, showing a net cash outflow of PLN 40,614 thousand;
- notes to the financial statements.

The structure of assets and liabilities plus equity as well as items affecting the financial result was correctly presented in the consolidated financial statements.

The audit covered the period from 1 January 2008 to 31 December 2008 and was mainly focused on:
- the audit of the correctness and fairness of the consolidated financial statements prepared by the Parent's Management Board;
- audit of the consolidation documentation;
- evaluation of the correctness of consolidation methods and procedures applied during consolidation;
- review of opinions and reports on the audit of financial statements of subsidiaries and associated entities included in consolidation, prepared by other certified auditors.

The audit of the consolidated financial statements was conducted in line with relevant applicable legal regulations as well as auditing standards issued by the National Council of Statutory Auditors.

2. Consolidation documentation

The Parent presented the consolidation documentation including:

1) financial statements of related parties, including;
   a) individual (original) financial statements of related parties;
   b) financial statements of controlled entities adjusted to the accounting principles (policy) applied in consolidation;
   c) restatement of previously published consolidated financial statements in accordance with principles included in International Financial Reporting Standards;
2) all adjustments and eliminations made during consolidation, necessary for the preparation of the consolidated financial statements;
3) calculation of goodwill.

<u>Basis of preparation of the consolidated financial statements</u>

The consolidated financial statements of the Capital Group for the 2008 financial year were prepared in line with International Financial Reporting Standards as endorsed by the European Union.

Capital Group entities

When determining the scope and methods of consolidation, as well as the relationship, criteria defined in International Financial Reporting Standards were applied.

Reporting period

The consolidated financial statements were prepared as of the same balance sheet date and the same financial year as the financial statements of the Parent - Orbis S.A. Subsidiaries and the associated entity included in consolidation prepared financial statements as of the same balance sheet date as the Parent. The financial year of all subsidiaries and the associated entity included in consolidation ended 31 December 2008.

Consolidation method

The consolidation of the Capital Group's financial statements was carried out in line with the full method by summing up individual items of respective financial statements of the Parent and subsidiaries included in consolidation.

After summing up individual values, consolidation adjustments and exclusions were applied to:

- the acquisition value of shares held by the parent entity in subsidiaries and the part of net assets of subsidiaries, corresponding to the share of the parent entity in the ownership of these companies;
- mutual receivables and liabilities of entities included in consolidation;
- material revenues and expenses related to transactions between entities included in consolidation.

The consolidated financial statements were drawn up using the equity method with respect to the associate. Value of the Parent's share in the associate was adjusted by increases or decreases of its equity attributable to the Parent, which occurred during the period included into consolidation, and reduced by dividend payable by these entities.

3. Justification of the opinion issued

We issued the opinion with the following qualification:

As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board of the Parent considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Group companies privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation.

As at 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 338.202 thousand and PLN 342,169 thousand, respectively, and presented under investment property, PLN 30,296 thousand and 30,705 thousand, respectively. At the same time, as at 31 December 2008 and 31 December 2007, the Group created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 70,014 thousand and PLN 70,846 thousand, respectively. In our opinion, since the ownership title to the land is not transferred to the Company upon expiration of the agreement, in line with IAS 17, the titles are a form of operational lease, and therefore should be recognized in off-balance sheet items. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,852 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 302,336 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN3,830 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 305,858 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 47,587 thousand as at 31 December 2008 and PLN 47,487 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, the titles should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

4. Completeness and correctness of drawing up additional information and explanations and the report on the activities of the Capital Group

The Parent confirmed the validity of the going concern assumption followed in the preparation of the consolidated financial statements. The notes to the consolidated financial statements give a correct and complete description of valuation principles applied to assets and liabilities plus equity, principles of measuring the financial profit/loss and preparing the consolidated financial statements.

The Parent prepared the additional information and explanations consisting of tabular notes to individual consolidated balance sheet items and consolidated income statement items as well as narrative descriptions in line with principles determined in IFRS.

Explanatory notes describing: tangible fixed assets, intangible assets, investments, liabilities and provisions correctly present increases and decreases as well as their basis during the financial year.

Limitations imposed on individual assets disclosed in the consolidated balance sheet arising from security for the benefit of creditors were described.

Individual assets and liabilities as well as revenues and expenses were correctly presented by the Parent in the consolidated financial statements. The consolidated balance sheet, consolidated income statement, statement of changes in consolidated equity and consolidated cash flow statement with additional notes, information and explanations that constitute their integral part, contain all items, whose disclosure in the consolidated financial statements is required by the provisions of IFRS.

The Management Board prepared Report on the activities of the Capital Group in the 2008 financial year and attached it to the consolidated financial statements. The Report is complete in the meaning of Article 49 clause 2 of the Accounting Act and the Minister of Finance ordinance of 19 February 2009 on current and periodical information submitted by issuers of securities and conditions to render information required by non-member state regulations as equivalent. We have audited the Report with regard to the disclosed information derived directly from the audited consolidated financial statements.

5. Final information and findings

Management Board's Representations

Deloitte Audyt Sp. z o.o. and the certified auditor received a representation letter from the Management Board of the Parent in which the Board stated that the Capital Group complied with the laws in force.

Piotr Sokołowski
Member of the Board
Certified auditor
No. 9752

Maria Rzepnikowska
Chairman of the Board
Certified auditor
No. 3499

Maciej Krasoń
Certified Auditor
No. 10149/7512

Represented by

Deloitte Audyt Sp. z o.o.
Ul. Piękna 18
00-549 Warsaw

entity authorized to audit
financial statements entered under
number 73 on the list kept by
National Council of Statutory Auditors

Warsaw, 30 March 2009

Orbis Group

Consolidated Financial Statements

as at December 31, 2008

Orbis

The Consolidated Financial Statements of the Orbis Group for the period from January 1, 2008 to December 31, 2008

Warsaw, March 30, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET ... 4
CONSOLIDATED INCOME STATEMENT ... 6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ... 7
CONSOLIDATED CASH FLOW STATEMENT ... 8
1. BACKGROUND ... 9
GENERAL INFORMATION ... 9
STATEMENT OF COMPLIANCE ... 10
BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS ... 10
ORBIS GROUP ... 11
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ... 13
ACCOUNTING POLICIES OF THE GROUP ... 13
CHANGES IN ACCOUNTING POLICIES ... 26
NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS ... 30
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS ... 34
3. SEGMENT REPORTING ... 35
3.1 PRIMARY REPORTING FORMAT – BUSINESS SEGMENTS ... 35
3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS ... 38
4. INCOME AND EXPENSE ... 38
4.1 NET SALES OF PRODUCTS, MERCHANDIS AND RAW MATERIALS ... 38
4.2 OTHER OPERATING INCOME ... 39
4.3 EXPENSES BY NATURE ... 40
4.4 EMPLOYEE BENEFIT EXPENSE ... 40
4.5 OTHER OPERATING EXPENSES ... 41
4.6 FINANCE INCOME AND EXPENSES ... 41
5. CURRENT AND DEFERRED INCOME TAX ... 42
6. DISCONTINUED OPERATIONS ... 44
7. EARNINGS PER SHARE ... 44
8. DIVIDEND PAID OR PROPOSED TO BE PAID ... 44
9. PROPERTY, PLANT AND EQUIPMENT ... 45
10. INTANGIBLE ASSETS ... 49
11. INVESTMENTS IN ASSOCIATES ... 51
12. RELATED PARTIES ... 51
13. BUSINESS COMBINATIONS AND DISPOSALS ... 52
14. INTERESTS IN JOINT VENTURES ... 52
15. AVAILABLE-FOR-SALE FINANCIAL ASSETS ... 52
16. OTHER FINANCIAL ASSETS ... 53
17. INVESTMENT PROPERTY ... 53
18. OTHER LONG-TERM INVESTMENTS ... 54
19. INVENTORIES ... 54
20. CURRENT RECEIVABLES ... 55
21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS ... 58
22. CASH AND CASH EQUIVALENTS ... 58
23. SHARE CAPITAL AND RESERVES ... 59
24. BORROWINGS ... 61
25. OTHER NON-CURRENT LIABILITIES ... 64
26. PROVISIONS FOR LIABILITIES ... 64
27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES ... 65
28. ACCOUNTING BY LESSOR ... 66
29. EMPLOYEE BENEFITS ... 68
30. CONTINGENCIES ... 70
30.1 ISSUED GUARANTEES ... 70
30.2 LEGAL CLAIMS ... 71
31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT ... 75
31.1 FINANCIAL RISK MANAGEMENT POLICY ... 75
31.2 INTEREST RATE RISK ... 76
31.3 CURRENCY RISK ... 76
31.4 PRICE RISK ... 77
31.5 CREDIT RISK ... 77
31.6 LIQUIDITY RISK ... 79
32. CAPITAL MANAGEMENT ... 80

(all amounts are quoted in PLN thousands, unless otherwise stated)

33. FUTURE CAPITAL COMMITMENTS 81
34. RELATED PARTY DISCLOSURES (TRANSACTIONS) 81
34.1 REMUNERATION OF MEMBERS OF THE ISSUER'S GOVERNING BODIES 82
34.2 SALES OF GOODS AND SERVICES 82
34.3 PURCHASES OF GOODS AND SERVICES 83
34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS 83
35. EVENTS AFTER THE BALANCE SHEET DATE 83
36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT 84
37. OTHER INFORMATION 85

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at December 31, 2008

Assets	Note	balance as at December 31, 2008	balance as at December 31, 2007
Non-current assets		**2 252 073**	**2 106 989**
Property, plant and equipment	9	2 087 148	1 943 391
Intangible assets, of which:	10	111 276	110 640
- goodwill		108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	11	8 971	8 067
Available-for-sale financial assets	15	1 935	547
Other financial assets	16	2 315	3 640
Investment property	17	38 731	39 736
Other long-term investments	18	552	552
Deferred income tax assets	5	1 145	416
Current assets		**238 724**	**246 897**
Inventories	19	7 161	9 403
Trade receivables	20	67 357	60 625
Income tax receivables	20	7 745	692
Other short-term receivables	20	90 723	62 839
Financial assets at fair value through profit or loss	21	0	6 986
Cash and cash equivalents	22	65 738	106 352
Non-current assets held for sale	9	**5 240**	**10 745**
Total assets		**2 496 037**	**2 364 631**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at December 31, 2008

Equity and Liabilities	Note	balance as at December 31, 2008	balance as at December 31, 2007
Total equity		**1 806 758**	**1 798 306**
Capital and reserves attributable to equity holders of the Company	23	**1 805 317**	**1 796 482**
Share capital		517 754	517 754
Other capital		133 333	133 333
Foreign currency translation reserve		(101)	(848)
Retained earnings		1 154 331	1 146 243
Minority holdings		**1 441**	**1 824**
Non-current liabilities		**374 436**	**297 209**
Borrowings	24	283 567	188 904
Deferred income tax liability	5	52 556	66 179
Other non current liabilities	25	2 147	5 994
Provision for pension and similar benefits	29	36 146	36 111
Provisions for liabilities	26	20	21
Current liabilities		**314 843**	**269 116**
Borrowings	24	150 156	87 315
Trade payables	27	81 915	93 002
Current income tax liabilities	27	26	7 981
Other current liabilities	27	70 514	71 284
Provision for pension and similar benefits	29	7 038	6 906
Provisions for liabilities	26	5 194	2 628
Total equity and liabilities		**2 496 037**	**2 364 631**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for the year 2008

	Note	2 008	2 007
Net sales of services	4.1	1 171 328	1 158 097
Net sales of products, merchandise and raw materials	4.1	4 282	6 264
Cost of services, products, merchandise and raw materials sold	4.3	(889 238)	(844 211)
Gross profit on sales		**286 372**	**320 150**
Other operating income	4.2	16 147	107 614
Distribution & marketing expenses	4.3	(65 701)	(65 543)
Overheads & administrative expenses	4.3	(162 152)	(162 788)
Other operating expenses	4.5	(23 966)	(16 303)
Net impairment reversal	4.2	10 035	26 041
Operating profit		**60 735**	**209 171**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	(319)	0
Financial income	4.6	0	51
Financial expenses	4.6	(25 678)	(16 281)
Share in net profits of subsidiaries, affiliates and associated companies	11	904	78
Profit before tax		**35 642**	**193 019**
Income tax expense	5	(9 530)	(38 821)
Net profit for the year		**26 112**	**154 198**
Ascribed to:			
Shareholders of the controlling company		26 519	154 447
Minority shareholders		(407)	(249)
		26 112	**154 198**
Profit per common share (in PLN)			
Profit per share attributable to the equity holders of the Company for the financial year	7	0,58	3,35

Total profit for the year relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year 2008

	Note	Share capital	Other capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
		Capital attributable to equity holders of the Company					
	Twelve months ended on December 31, 2007						
Balance as at January 1, 2007		**517 754**	**133 333**	**(628)**	**1 007 463**	**1 698**	**1 659 620**
- profit (loss) for the financial year		0	0	0	154 447	(249)	**154 198**
- translation differences on consolidation		0	0	(220)	0	0	**(220)**
- acquisition of minority interests		0	0	0	0	375	**375**
Total recognised income		**0**	**0**	**(220)**	**154 447**	**126**	**154 353**
dividends		0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2007	23	**517 754**	**133 333**	**(848)**	**1 146 243**	**1 824**	**1 798 306**
	Twelve months ended on December 31, 2008						
Balance as at January 1, 2008		**517 754**	**133 333**	**(848)**	**1 146 243**	**1 824**	**1 798 306**
- profit (loss) for the financial year		0	0	0	26 519	(407)	**26 112**
- translation differences on consolidation		0	0	747	0	(9)	**738**
- acquisition of minority interests		0	0	0	0	33	**33**
Total recognised income		**0**	**0**	**747**	**26 519**	**(383)**	**26 883**
dividends		0	0	0	(18 431)	0	**(18 431)**
Balance as at December 31, 2008	23	**517 754**	**133 333**	**(101)**	**1 154 331**	**1 441**	**1 806 758**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for the year 2008

	Note	2 008	2 007
OPERATING ACTIVITIES			
Profit before tax		**35 642**	**193 019**
Adjustments:		**158 235**	**28 544**
Share in net profit /loss of companies consolidated using the equity method of accounting	11	(904)	(78)
Depreciation and amortization	4.3	177 153	153 460
(Gain) loss on foreign exchange differences		2 850	(623)
Interests		22 309	16 212
Profit/loss on investing activity		(1 752)	(95 857)
Change in receivables	36	(33 660)	(25 048)
Change in current liabilities, excluding borrowings	36	(2 584)	7 688
Change in provisions	26	2 732	(218)
Change in inventories	19	2 242	(215)
Other adjustments	36	(10 151)	(26 777)
Cash from operating activities		**193 877**	**221 563**
Income tax paid		(38 530)	(36 449)
Net cash flow from operating activities		**155 347**	**185 114**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		31 819	132 715
Procceds from sale of investment property		0	3 375
Proceeds from sale of shares in related entities		152	1 210
Proceeds from sale of short-term securities		19 081	114 392
Interests received		58	151
Other investing income		0	54
Purchase of property, plant and equipment and intangible assets		(341 911)	(241 255)
Purchase of related entities		(3 061)	(1 878)
Purchase of short-term securities		(12 081)	(121 232)
Loans granted to related parties		(500)	0
Other investing cash flow		0	(5)
Net cash flow from investing activities		**(306 443)**	**(112 473)**
FINANCING ACTIVITIES			
Proceeds from borrowings		220 344	9 668
Other financial income		33	166
Repayment of borrowings		(68 620)	(48 193)
Interest payment		(19 494)	(16 371)
Dividends paid to Shareholders		(18 431)	(15 667)
Financial lease payments		(2 841)	(2 776)
Other financial cash flow		(509)	(363)
Net cash flow from financing activities		**110 482**	**(73 536)**
Change in cash and cash equivalents		**(40 614)**	**(895)**
Cash and cash equivalents at the beginning of period		**106 352**	**107 247**
Cash and cash equivalents at the end of period		**65 738**	**106 352**
of which those with restricted availability		0	0

1. BACKGROUND

1.1 GENERAL INFORMATION

The core business operations of the Orbis Group comprise hotel, tourist and transport activities.

The Group's Parent Company is **Orbis S.A.** with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.2 thousand people and operates a network of 41 hotels (8 323 rooms as at December 31, 2008) in 27 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns 7 hotels of the Etap brand and 1 Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

Orbis S.A. leads the Orbis Group which is formed of companies from the hotel, tourist and transport sectors (the Group's composition is presented in point 1.4.1 of these financial statements). Along with its subsidiaries: Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of economy hotels: eight Ibis hotels, seven Etap hotels, two Novotels and one Mercure hotel. The Company's hotels offer in aggregate 2 520 rooms in 9 towns in Poland. Also, the Company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis Sp. z o.o., running its activities under the business name of Orbis Travel, is the largest Polish travel agent: a major organizer of foreign outgoing and incoming tourism and domestic traffic. In addition, the company specializes in business travel services and acts as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is among the leading companies on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

These consolidated financial statements of the Group for 2008 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. When preparing the consolidated financial statements, estimates and judgments concerning the future were made. These estimates and judgments are described in Note 2.4.

The Management Board of the Parent Company is of the opinion that presently there exist no circumstances which would indicate a threat to the Group's ability to continue as a going concern (additional information in point 31.6).

The main accounting policies applied in preparing the consolidated financial statements are set out below. These policies have been consistently applied to all years presented in the financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Parent Company.
All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts in PLN thousands, unless otherwise stated)

1.2 STATEMENT OF COMPLIANCE

The Extraordinary General Meeting of Shareholders of the Parent Company Orbis S.A. was held on February 10, 2005. The General Meeting of Shareholders passed a resolution on preparation of financial statements of Orbis S.A. in accordance with the International Financial Reporting Standards (IFRS) from January 1, 2005.

The attached financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union, issued and valid on the date of these financial statements.

As regards the accounting for obtained rights to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of an administrative decision should be recognized in the balance sheet in the amounts resulting from an independent valuation.

The Group's hotel properties (i.e. cash generating units) also include land as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real property.

Certain rights to perpetual usufruct of land were purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the State as part of hotel properties. At the purchase date, Orbis S.A. did not divide the value of properties received into components but presented the entire amount under the „Buildings and structures" item of property, plant and equipment and applied the rate of depreciation corresponding to the useful life of the building.

The value of obtained rights to perpetual usufruct of land recognized in the balance sheet amounted to PLN 368 486 thousand as at December 31, 2008, and to PLN 372 874 thousand as at December 31, 2007.

The value of deferred income tax liability concerning these rights amounted to PLN 70 012 thousand as at December 31, 2008, and PLN 70 846 thousand as at December 31, 2007.

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present balance sheet figures as at December 31, 2008 and comparative figures as at December 31, 2007, statement of changes in equity for 2008 and 2007, income statement and cash flow statement covering figures for 2008 and comparative figures for 2007, as well as explanatory notes to the above mentioned financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole, are disclosed in the notes to the consolidated financial statements.

These consolidated financial statements were approved by the Management Board on March 30, 2009.

(all amounts in PLN thousands, unless otherwise stated)

1.4 ORBIS GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.

The below-presented data concern share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Companies forming the Group and the Group's associates

Company name	% of share capital	Country of registration	% of votes at the GM	Business operations
		SUBSIDIARIES		
Hekon Hotele Ekonomiczne S.A.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98,88 % indirectly 0,17%	Poland	directly 98,88 % indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08 %	Poland	directly 95,08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80,00 % indirectly 20,00 %	Poland	directly 80,00 % indirectly 20,00 %	organization of purchases
UAB Hekon	indirectly 100,00 %	Lithuania	indirectly 100,00 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
Inter Bus Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	rental of parking lots
Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o.	indirectly 70,82 %	Poland	indirectly 70,82 %	city transport
		ASSOCIATES		
Orbis Casino Sp. z o.o.	directly 33,33 %	Poland	directly 33,33 %	games of chance

(all amounts in PLN thousands, unless otherwise stated)

1.4.2 Non-consolidated companies

Certain subsidiaries and associates that are not material to the total balance sheet and the financial result of the Group were not consolidated.
These companies are presented in the table below. Additional disclosures pertaining to the results of non-consolidated companies are provided in Note 12 to the consolidated financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses, while results of valuation are recognized through profit/loss.

Companies excluded from consolidation	% of share capital	% of net revenues of the Group	% of balance sheet total of the Group	% of net profit of the Group	% of equity of the Group
	Subsidiaries				
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,13	0,17	(0,61)	0,18
PMKS Sp. z o.o.	70,82%	0,31	0,20	(1,62)	0,15
TOTAL		**0,44**	**0,37**	**(2,23)**	**0,33**

1.4.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

In the reporting period, the following changes took place in the companies forming the Orbis Group:

1. **PMKS Sp. z o.o.** – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1 058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with a nominal value of PLN 1 058 thousand, accounting for 60% shares in the company's share capital. On June 25, 2008, as a result of the increase in the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1 000 new shares in the company with a nominal value of PLN 1 000.00 each. Consequently, PKS Tarnobrzeg Sp. z o.o. holds 2 058 shares in the share capital of PMKS Sp. z o.o., which accounts for 71.5% share in the share capital. The increase of the share capital was registered in the National Court Register on July 25, 2008.
2. **Orbis Polish Travel Bureau Inc.** - on April 23, 2008, PBP Orbis Sp. z o.o. acquired 7½ shares in the company Orbis Travel Bureau Inc. in New York, which brought about an increase in the shareholding of PBP Orbis Sp. z o.o. in the share capital of Orbis Travel Bureau Inc. up to 100%. On May 21, 2008, PBP Orbis Sp. z o.o. executed a contract of sale of all shares in the subsidiary Orbis Polish Travel Bureau Inc., with its registered address in New York. The transaction was closed on July 25, 2008.
3. **AutoOrbisBus Sarl** – the company in which Orbis Transport Sp. z o.o. held 100% shares was wound up. The company was removed from the French Commercial Register on August 26, 2008.

(all amounts in PLN thousands, unless otherwise stated)

1.4.4 Information about events in the Group

1. **Capital Parking Sp. z o.o.** – registration in the National Court Register, on January 22, 2008, of the share capital of the company increased up to PLN 553 thousand by way of creating 106 new shares with a nominal value of PLN 500 each. All newly-created shares were acquired by the company's shareholder Orbis Transport Sp. z o.o.
2. **PKS Gdańsk Sp. z o.o.** – registration in the National Court Register, on March 28, 2008, of the share capital of the company increased up to PLN 15 200 thousand. New 1 460 shares of PLN 500 each (total amount of PLN 730 thousand) were acquired by the company's shareholder Orbis Transport Sp. z o.o. by making a contribution of two coaches.
3. **Inter Bus Sp. z o.o.** – on June 30, 2008 the share capital of the company Inter Bus Sp. z o.o. was increased from PLN 51 thousand to PLN 460 thousand by way of creating 818 new shares with a nominal value of PLN 500 each. Orbis Transport Sp. z o.o. acquired all new shares and paid for them in cash on July 1, 2008. The increase in the share capital was registered in the National Court Register on July 22, 2008.
4. **PBP Orbis Sp. z o.o.** – on November 20, 2008, the Extraordinary Meeting of Shareholders of PBP Orbis Sp. z o.o. passed two resolutions. By virtue of Resolution no. 3 all shareholders were obligated to make additional contributions to the share capital of the company amounting to 78% of the value of their holdings. The share capital was increased by way of creating new shares. The deadline for these contributions was set for December 15, 2008. By virtue of Resolution no. 4, pursuant to amended Articles of Association of the Company, in case of failure to make such a contribution, a mandatory redemption of shares is allowable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

1. Related parties

1.1. Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Existence and the effect of potential voting rights that are exercised or convertible is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control. They are de-consolidated from the date this control ceases.

Acquisitions of subsidiaries by the Group are recognized by the use of the purchase method.

The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the acquisition date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

(all amounts in PLN thousands, unless otherwise stated)

Intragroup transactions, balances and unrealized gains arising from transactions between the Group's companies are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

The value of interests held by the parent and other consolidated companies in subsidiaries that represents the share of the parent and other consolidated companies of the Group in subsidiaries is also eliminated.

1.2. Associates

Associates include all entities over which the Group has significant influence but not control, i.e., usually the group holds 20% to 50% of associates' voting rights. Investments in associates are recognized under the equity method and are initially recognized at cost.

The Group's investments in associates include goodwill (less cumulated impairment) as at the acquisition date.

If the Group's share of profits or losses of an associate equals or exceeds its interest in the associate, including other unsecured receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits from transactions between the Group and its associates are eliminated proportionately to the amount of the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence that the transferred asset has been impaired.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases of shares from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets.

3. Foreign currency transactions

The consolidated financial statements are prepared in the Polish zloty (PLN), which is the functional currency of the Parent Company.
Figures from the balance sheet and the income statement prepared in Lithuanian litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania and figures from the balance sheet and the income statement prepared in American dollars (USD) by the consolidated to the date of sale (i.e. by July 25, 2008) company Orbis Polish Travel Bureau seated in the United States of America have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at December 31, 2008, as at December 31, 2007 accordingly (assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (income statement). All resulting foreign exchange differences are recognized as a component of equity.

3.1. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank which provides its services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank which provides its services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment are initially recognized at cost (cost of purchase or manufacture).

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administrative authorities free of charge as a result of administrative decisions are initially recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The applied approach is substantiated in point 1.2 of the part "Background" of the consolidated financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new hotel buildings, and reconstruction of existing ones, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of property, plant and equipment amounting to the difference between proceeds from the sale and the carrying amount of the disposed asset are recognized in the income statement.

Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used non-current assets is calculated using the straight-line method for newly-received property, plant and equipment over their estimated useful lives, i.e.:

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. Goodwill arising on the acquisition of an associate is recognized in the balance sheet under the line "Investments in associates consolidated using the equity method".

Gains and losses on the disposal of a subsidiary or an associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is annually tested for impairment and whenever there occur indications that the entity to which goodwill is attributed may have been impaired, an impairment loss is recognized.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives, and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given asset are determined as at the date of acquisition of an intangible asset.

The Group does not carry out any research or development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on the straight-line basis over the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

6. Impairment of assets

Goodwill is not amortized but it is reviewed for impairment annually and whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

At each balance sheet date, the Group assesses whether there are any indications that any of the assets may have been impaired. Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

As regards the valuation of goodwill and property, plant and equipment at the disposal of the Head Office of the Parent Company, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

(all amounts in PLN thousands, unless otherwise stated)

The Group has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The EBITDA value is the average of the current and two preceding years' values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.
The amount thus established is weighed against the income that could be generated in case of sale of each of the cash-generating units, based on the minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or value of land and rights to perpetual usufruct of land on which the hotel is located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the said market value or the said coefficient. If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential, valuation may be prepared using the DCF (Discounted Cash Flow) method. This concerns, for example, newly opened hotels or hotels after thorough refurbishing.

At each balance sheet date, the Company assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Company assumes that a growth in the EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if there had been no impairment.

7. Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

7.1. Finance lease

Assets used under a finance lease are treated as assets of the Group Companies and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate on the outstanding balance. Finance expenses are recognized directly in the income statement.

Property, plant and equipment used under finance leases are depreciated, in accordance with principles of depreciation of the non-current assets of the Group Companies, over the shorter of the useful life of the asset or the lease term.

In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

7.2. Operating lease

Payments made under operating leases are recognized as expenses in the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years.

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits. Presently, this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are measured at revalued amount. As regards works of art, the revalued amount is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

If an event resulting in impairment of inventories occurs in the financial year, inventories are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of a write-down is reported in the income statement.

11. Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.

Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of receivables is recognized when there is objective evidence that the company will not be able to collect all due amounts. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Trade and other payables are recognized at amortized cost.

12. Borrowings

Borrowings are initially recognized at their fair value, net of transaction costs incurred. Interest-bearing borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the term of the borrowings agreement using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Financial assets held for trading. A financial asset is classified as "held for trading" if acquired principally for the purpose of selling in the short term.
- Financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized in the accounts on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

Financial assets at fair value through profit or loss are initially and also subsequently at the balance sheet date, recognized at fair value.

13.2. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or as available for sale.

Assets are initially recognized in the accounts on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

As at the date of the initial recognition, the assets are measured at fair value plus transaction costs.

As at the balance sheet date, these items are measured at amortized cost using the effective interest rate method.

13.3. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

As at the date of initial recognition, these assets are measured at fair value plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the asset are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and effects of measurement are recognized in the profit or loss.

13.4. Derivatives

Derivative financial instruments are recognized on the date the Companies become a party to a binding contract.

The Group uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.

As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.

Gains and losses from derivative financial instruments are recognized respectively in finance income or expenses, and as cash flows from operating activities in the cash flow statement.

13.5. Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent a part of the so-called host contracts.

Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.

Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use,
- recognized impairment loss of assets that will in future reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event that expected future taxable profit is insufficient to realize a part or entire asset, it is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- revaluation of assets up to the fair value exceeding their acquisition value,
- recognition of rights to perpetual usufruct of land received free of charge.

The amount of the deferred income tax asset and liability is determined, as at the balance sheet date, using the income tax rates applicable in the year when the tax obligation arose, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate applicable in the year in which the tax obligation arose.

Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

15.3. Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. Individual companies cease to be taxpayers, and the status of a taxpayer is transferred to the whole Tax Group. It was determined that in the Tax Group the Company Orbis acts as the tax representative.

Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognized in the individual income statements and cash flows of the companies in the Tax Group according to their calculations.

As the group tax representative, Orbis S.A. has income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax group are presented in separate financial statements of the Tax Group members under "Income tax receivables/liabilities".

If the parent company fails to comply with its obligations as the tax representative, the Tax Office has the right to call on each of the remaining Tax Group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset current tax losses of loss-incurring companies against tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the Tax Group members, and reduce their respective tax burdens.

Deferred income tax assets and liabilities are set off within the Tax Group.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

In the Orbis Group, there are two Tax Groups: the Orbis Tax Group which includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. and the Orbis Transport Tax Group which includes: Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. Remaining companies of the Orbis Group perform their tax settlements individually.

Provisions of agreements on the Orbis Tax Group and Orbis Transport Tax Groups will be effective until December 31, 2008 (see: Note 5).

16. Employee benefits

16.1 Pension obligations

The companies of the Group operate solely defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as employee benefit expense at the time of their maturity.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued every 12 months.

17. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.

Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation;
- restructuring provisions.

Provisions are recognized on the basis of the Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in "Other operating expenses/income".

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

18. Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Group Companies, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

(all amounts in PLN thousands, unless otherwise stated)

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Companies.

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Other capital comprises the share premium as well as effects of valuation of available-for-sale financial assets.

Other capital includes predominantly foreign exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings include profit/loss from past years, net financial result from the current year and profits transferred to equity, subject to limited distribution, created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2008 and December 31, 2007, profits subject to limited distribution totaled PLN 30 718 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes as well as less intra-group sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses on derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group, the net financial result is an outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from ordinary operating activities,
  - profit (loss) from other operating activities,
- financial operations,
- obligatory charges on the financial result on account of income tax payable by the Group companies and equivalent payments due by virtue of separate regulations.

Result on ordinary operating activities constitutes a difference between income and expenses related to the principal activities of the Group's companies.

Result on other operating activities represents a difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2008 companies calculate their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

24. Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the General Meeting of Shareholders of the Company.

The financial statements present the figures for the distribution of profit of the Parent Company for the financial year ended December 31, 2007 approved by the General Meeting of Shareholders on June 19, 2008.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The organization and management are based on the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets. The Group operates in two geographical regions – in Poland and in Lithuania.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of core business operations of the Companies forming the Group according to the Polish Classification of Business Activity [PKD].

Segment revenue is revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expense is expense resulting from operating activities of a segment that is directly attributable to the segment, and the portion of other expenses that can be allocated to the segment on a reasonable basis.

Segment expense includes in particular:

- cost of services, products, merchandise and raw materials sold,
- distribution & marketing expenses.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associated companies consolidated by the equity method as well as the deduction of minority interest.

(all amounts in PLN thousands, unless otherwise stated)

Segment assets represent assets posted to operating activities and:

- used by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The Orbis Group has adopted the criterion of the location of points where services are provided and other assets located to identify geographical segments.

The following segments have been identified within the framework of geographical segment reporting:

- Poland
- Foreign countries (Lithuania).

2.2 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in 2008 in comparison with the published financial statements as at December 31, 2007.

In order to ensure comparability in the income statement of the Orbis Group for 2007, presentation of costs of franchise and administration were changed as compared to previously published financial statements by way of transferring the amount of PLN 6 468 thousand from „Overheads & administrative expenses" to "Costs of services, products, merchandise and raw materials sold" (PLN 2 634 thousand) and to "Distribution & marketing expenses" (PLN 3 834 thousand) for the year 2007.

Adjusted presentation of results generated on in-kind contributions in the Orbis Transport Group brought about changes in the following items of the published consolidated income statement of the Orbis Group for 2007: „Costs of services, products, merchandise and raw materials sold" – growth by PLN 81 thousand, "Income tax" – growth by PLN 2 thousand.

(all amounts in PLN thousands, unless otherwise stated)

Reconciliation of the consolidated income statement for 2007 after adjustments is presented below.

	Figures presented in the financial statements for 2007	Adjustments	Figures presented in the financial statements for 2007 after adjustments
Net sales of services	1 158 097		1 158 097
Net sales of other products, merchandise and raw materials	6 264		6 264
Cost of services, products, merchandise and raw materials sold	(841 658)	(2 553)	(844 211)
Gross profit on sales	**322 703**	**(2 553)**	**320 150**
Other operating income	107 614		107 614
Distribution & marketing expenses	(61 709)	(3 834)	(65 543)
Overheads & administrative expenses	(169 256)	6 468	(162 788)
Other operating expenses	(16 303)		(16 303)
Revaluation of non-financial non-current assets	26 041		26 041
Operating profit	**209 090**	**81**	**209 171**
Finance income	51		51
Finance expenses	(16 281)		(16 281)
Share in net profits (losses) of associated companies	78		78
Profit before tax	**192 938**	**81**	**193 019**
Income tax	(38 819)	(2)	(38 821)
Net profit for the financial year	**154 119**	**79**	**154 198**
Ascribed to:			
Shareholders of the Parent	154 368	79	154 447
Minority shareholders	-249		-249
	154 277	**79**	**154 198**

Adjusted presentation of results generated on in-kind contributions and hyperinflationary valuation of the share capital in the Orbis Transport Group brought about changes in the following items of the published consolidated balance sheet of the Orbis Group for 2007: „Property, plant and equipment" – decrease by PLN 2 669 thousand, "Shareholders' equity" – decrease by PLN 2 021 thousand, "Deferred income tax liability" – decrease by PLN 648 thousand.

Reconciliation of the consolidated balance sheet as at December 31, 2007 after adjustments is presented below.

(all amounts in PLN thousands, unless otherwise stated)

Assets	Figures presented in the financial statements as at December 31, 2007	Adjustments	Figures presented in the financial statements as at December 31, 2007 after adjustments
Non-current assets	**2 109 658**	**(2 669)**	**2 106 989**
Property, plant and equipment	1 946 060	(2 669)	1 943 391
Intangible assets	110 640		110 640
Investment in an associated company consolidated using the equity method of accounting	8 067		8 067
Available-for-sale financial assets	547		547
Other financial assets	3 640		3 640
Investment property	39 736		39 736
Other long-term investments	552		552
Deferred income tax assets	416		416
Current assets	**246 897**	**0**	**246 897**
Total assets	**2 367 300**	**(2 669)**	**2 364 631**

Equity and liabilities	Figures presented in the financial statements as at December 31, 2007	Adjustments	Figures presented in the financial statements as at December 31, 2007 after adjustments
Total equity	**1 800 327**	**(2 021)**	**1 798 306**
Equity and reserves attributable to equity holders of the Parent	**1 798 484**	**(2 002)**	**1 796 482**
Share capital	517 754		517 754
Other capital	133 333		133 333
Foreign currency translation reserve	(848)		(848)
Retained earnings	1 148 245	(2 002)	1 146 243
Minority interest	**1 843**	**(19)**	**1 824**
Non-current liabilities	**297 857**	**(648)**	**297 209**
Borrowings	188 904		188 904
Deferred income tax liability	66 827	(648)	66 179
Other non-current liabilities	5 994		5 994
Provision for pension and similar benefits	36 111		36 111
Provisions for liabilities	21		21
Current liabilities	**269 116**	**0**	**269 116**
Total equity and liabilities	**2 367 300**	**(2 669)**	**2 364 631**

(all amounts in PLN thousands, unless otherwise stated)

Adjusted presentation of results generated on in-kind contributions in the Orbis Transport Group brought about changes in the following items of the published cash flow statement of the Orbis Group for 2007: „Adjustment – depreciation/amortization" – decrease by PLN 81 thousand.

Reconciliation of the consolidated cash flow statement for 2007 after adjustments is presented below.

	Figures presented in the published financial statements for 2007	Adjustments	Figures presented in the published financial statements for 2007 after adjustments
OPERATING ACTIVITIES			
Profit (loss) before tax	**192 938**	**81**	**193 019**
Adjustments:	**28 625**	**(81)**	**28 544**
Share in net profits/losses of companies consolidated using the equity method of accounting	(78)		(78)
Depreciation/amortization	153 541	(81)	153 460
Gain (loss) on foreign exchange differences	(623)		(623)
Interest and share in profits (dividends)	16 212		16 212
Profit (loss) on investing activities	(95 857)		(95 857)
Change in receivables and prepayments	(25 048)		(25 048)
Change in current liabilities, excluding borrowings	7 688		7 688
Change in provisions	(218)		(218)
Change in inventories	(215)		(215)
Other adjustments	(26 777)		(26 777)
Cash flow from operating activities	**221 563**	**0**	**221 563**
Income tax (paid) / reimbursed	(36 449)		(36 449)
Net cash flow from operating activities	**185 114**		**185 114**
INVESTING ACTIVITIES			
Net cash flow from investing activities	**(112 473)**		**(112 473)**
FINANCING ACTIVITIES			
Net cash flow from financing activities	**(73 536)**		**(73 536)**
Change in cash and cash equivalents	**(895)**		**(895)**
Cash and cash equivalents at the beginning of period	**107 247**		**107 247**
Cash and cash equivalents at the end of period	**106 352**		**106 352**

(all amounts in PLN thousands, unless otherwise stated)

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.3.1 The following amendments to or interpretations of the standards affecting the consolidated financial statements of the Group entered into force in 2008.

a) Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Reclassification of Financial Assets" and IFRS 7 "Financial Instruments: Disclosures"

Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: reclassification of financial assets" and to IFRS 7 "Financial Instruments: Disclosures", published on October 13, 2008 and approved by the European Union on October 15, 2008, and are effective for reclassifications as at or after July 1, 2008.

The Group has prepared the consolidated financial statements in accordance with new requirements relating to disclosures of reclassifications.

The effect of application of the above interpretations by the Group is immaterial.

2.3.2 The following standards, amendments to the standards as well as interpretations were published but did not come into force as at March 5, 2009:

a) Amendments to IFRS 1 "First-time Adoption of IFRS"

Another amendment to IFRS 1 "First-Time Adoption of IFRS" was published on November 27, 2008. The amendment concerns restructuring of its substance and shifting of numerous exceptions and exemptions provided for in the standard to appendices, applies to the first financial statements of an entity prepared in accordance with IFRS and is effective for annual periods as of July 1, 2009.

The amendment to IFRS 1 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not affect the consolidated financial statements of the Group.

b) Amendments to IFRS 3 "Business Combinations"

The revised IFRS 3 was issued by the International Accounting Standards Board on January 10, 2008 and is effective prospectively for business combinations with acquisition date on or after July 1, 2009. The amendments provide for the possibility of recognizing non-controlling interests either at fair value or at their proportionate interest in the fair value of net identifiable assets, remeasuring any previously held interests in the acquiree to fair value with any gain recognized in profit or loss, and additional guidelines for applying the acquisition method of accounting, including treatment of transaction costs as period expenses.

The revised IFRS 3 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not affect the consolidated financial statements of the Group.

c) Amendments to IFRS 7 "Financial Instruments: Disclosures"

Amendments to IFRS 7 "Financial Instruments: Disclosures" were issued on March 5, 2008 and are effective for annual financial statements for periods beginning on or after January 1, 2009.

The revised IFRS 7 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not affect the consolidated financial statements of the Group.

(all amounts in PLN thousands, unless otherwise stated)

d) Amendments to IAS 27 "Consolidated and Separate Financial Statements"

The amended IAS 27 was issued by the International Accounting Standards Board on January 10, 2008 and is effective for annual periods beginning on or after July 1, 2009. The standard requires effects of transactions with non-controlling shareholders should be accounted for as equity transactions if the parent does not lose control over the subsidiary. The standard clarifies also the manner of accounting in case of loss of control over the subsidiary, that is, it requires remeasurement of the remaining interests to fair value and recognition of the difference in profit or loss.

The amended IAS 27 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not affect the consolidated financial statements of the Group.

e) Amendments to IAS 39 "Financial Instruments: Recognition and Measurement"

Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" were issued on July 31, 2008 and are effective for financial statements prepared for periods beginning on or after July 1, 2009. The amendment introduces clarifications as to in what situations inflation may be the hedged item and in what situations a purchased option may be a hedge.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.
The amendment to the standard will not affect the consolidated financial statements of the Group.

f) Amendment to IAS 39 "Reclassification of Financial Assets: Effective Date and Final Provisions"

The amendment to IAS 39 "Reclassification of Financial assets: Effective Date and Final Provisions" was issued on November 27, 2008. The amendment clarifies issues related to the effective date of as well as transitional provisions of IAS 39 revised in October 2008.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not affect the consolidated financial statements of the Group.

g) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was issued by the International Financial Reporting Interpretations Committee on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the consolidated financial statements of the Group.

h) IFRIC 15 "Agreements for the Construction of Real Estate"

IFRIC 15 " Agreements for the Construction of Real Estate " was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The interpretation classifies the recognition of revenues and expenses in companies which provide real estate construction services.

IFRIC 15 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the consolidated financial statements of the Group.

(all amounts in PLN thousands, unless otherwise stated)

i) IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after October 1, 2008. The interpretation explains what foreign currency risks qualify to be recognized in hedge accounting, where, within a group, hedging instruments can be held and what amounts are to be reclassified to profit or loss upon sale of a foreign operation.

IFRIC 16 has not been adopted by the European Union as at the date of these financial statements.

The Group will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the consolidated financial statement have not yet been considered.

j) IFRIC 17 "Distribution of Non-Cash Assets to Owners"

IFRIC 17 "Distribution of Non-Cash Assets to Owners" was issued on November 27, 2008 and is effective for financial statements for periods beginning on or after July 1, 2009. The interpretation provides guidelines on accounting treatment of distribution of non-cash assets to shareholders. The interpretation provides, first and foremost, that dividends should be measured at fair value of distributed assets and the difference between the dividend paid and the earlier carrying amount of these assets should be recognized in profit or loss upon settlement of the entire dividend. This interpretation does not concern distribution of non-cash assets in case distribution does not modify control over such assets.

IFRIC 17 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the consolidated financial statements of the Group.

k) IFRIC 18 „Transfers of Assets from Customers"

IFRIC 18 "Transfers of Assets from Customers" was issued on January 29, 2009 and is effective prospectively for transactions executed after July 1, 2009.

IFRIC 18 has not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the consolidated financial statements of the Group.

Furthermore, when preparing these consolidated financial statements, the Group did not apply the following standards, amendments to standards or interpretations that have been published and adopted in the EU but have not entered into force yet.

a) IFRS 8 "Operating Segments"

IFRS 8 was issued by the International Accounting Standards Board on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosure of information on operating segments as well as information on products, services and geographical areas in which operations are pursued, as well as key clients. The IFRS 8 requires the "managerial approach" in respect of reporting on financial results of operating segments.

IFRS 8 was published in the Official Journal of the European Union on November 22, 2007.

The Group will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

(all amounts in PLN thousands, unless otherwise stated)

b) Amendments to IFRS 1 "First-time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements"

The amendment to IFRS 1 "First-Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements" was issued on May 22, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The amendment makes it possible for a first-time adopter of IFRS to apply deemed cost for an investment in a subsidiary, associate or joint venture.

The amendment to IFRS 1 was adopted by the European Union on January 23, 2009.

The amendment to the standard will not affect the consolidated financial statements of the Group.

c) Amendments to IFRS 2 "Share-based Payments: Vesting Conditions and Cancellations"

Amendments to IFRS 2 "Share-based Payments: Vesting Conditions and Cancellations" were issued by the International Accounting Standards Board on January 17, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009.

The amendments to IFRS 2 were adopted by the European Union on December 16, 2008.

The amendment to the standard will not affect the consolidated financial statements of the Group.

d) Improvements to IFRS 2008

Improvements to IFRS 2008 were issued on May 22, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009. They include 35 amendments to over a dozen standards split into two groups of amendments: (a) amendments that result in changes in the accounting policy, presentation, rules of measurement, (b) amendments that are aimed at harmonizing and unifying terminology used in the texts of standards, which have no effect on accounting issues in the standards.

The improvements to IFRS 2008 were adopted by the European Union on January 23, 2009.

The Group will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

e) Amendments to IAS 1 "Presentation of Financial Statements – Revised Presentation"

Amendments to IAS 1 were issued by the International Accounting Standards Board on September 6, 2007 and are effective for annual periods beginning on or after January 1, 2009.

The amended IAS 1 was adopted by the European Union on December 17, 2008.

The Group will comply with the above amendment to the interpretation as of its effective date, i.e. as of January 1, 2009.

f) Amendments to IAS 23 "Borrowing Costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference from the previous version is the removal of the option of immediately recognizing financial liabilities that relate to assets that take a substantial period of time to get ready for use or sale as an expense in the income statement.

The amendment to IAS 23 was published in the Official Journal of the European Union on December 7, 2008.

The Group will comply with the above-described amendment to the standard, however the date of implementing and its impact on the consolidated financial statements have not yet been considered.

(all amounts in PLN thousands, unless otherwise stated)

g) Amendments to IAS 32 "Financial Instruments: Presentation" and IAS 1 "Presentation of Financial Statements"

Amendments to IAS 32 and IAS 1 were issued by the International Accounting Standards Board on February 14, 2008 and are effective for annual periods beginning on or after January 1, 2009. The amendments concern the method of accounting for certain financial instruments which are similar to equity instruments, but are classified as financial liabilities. According to the new requirement of the standard, financial instruments such as financial instruments with the option of sell-back and instruments which include an obligation for the issuing entity to pay a share in net assets only in case of liquidation, provided that certain conditions are met, are presented as equity.

The aforementioned amendments to IAS 32 and IAS 1 were adopted by the European Union on January 21, 2009.

The amendment to the standard will not affect the consolidated financial statements of the Group.

h) IFRIC 13 "Customer Loyalty Programs"

IFRIC 13 was issued by the International Financial Reporting Interpretations Committee on June 28, 2007 and is effective for annual periods beginning on or after July 1, 2008. The interpretation contains guidelines concerning the accounting treatment of transactions related to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point collection programs. In particular IFRIC 13 provides for a correct method of posting of liabilities related to the need to provide products or services free of charge or for a discount to customers who exercise their "points".

IFRIC 13 was published in the Official Journal of the European Union on December 17, 2008.

The Group will apply the above interpretation as of its effective date, i.e. as of January 1, 2009.

i) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was issued on July 5, 2007 and is effective for annual periods beginning on or after January 1, 2009.

IFRIC 14 was adopted by the European Union on December 16, 2008.

This interpretation will not affect the consolidated financial statements of the Group.

2.4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in Note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in Note 2.1.6.

(b) *Estimated impairment of non-current assets and investment property*
As at the balance sheet date, the Group assesses whether there exist any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in Note 2.1.6.

(c) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and retirement obligations are measured using actuarial methods. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries exert an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in Note 29 to the annual consolidated financial statements.

(e) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Group operates in two geographical regions, in Poland and Lithuania.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues concern the entire Group and comprise finance costs and income (including costs of borrowings, valuation of derivative instruments and exchange differences on financial liabilities in foreign currencies), other operating income and expenses, revaluation of non-financial values of non-current assets and expenses and revenues from lease of investment property.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash and finance lease receivables (recognized in other financial assets). They exclude investments, financial assets and investment property.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts in PLN thousands, unless otherwise stated)

Figures for 2008:

Business segment revenue and expense are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenue, of which:	**769 687**	**258 023**	**171 469**	**(23 569)**	**1 175 610**
Sales to external clients	748 477	256 592	167 261	3 280	1 175 610
Inter-segment sales	21 210	1 431	4 208	(26 849)	0
Segment expense, of which:	**(598 978)**	**(240 737)**	**(162 787)**	**(136 464)**	**(1 138 966)**
Expenses to external clients	(575 886)	(222 444)	(155 521)	(163 240)	(1 117 091)
Inter-segment expenses	(4 254)	(18 293)	(4 229)	26 776	0
Interest of investment borrowings	(18 838)	0	(3 037)	0	(21 875)
Segment result	**170 709**	**17 286**	**8 682**	**(160 033)**	**36 644**
Other revenue				26 182	26 182
Other expense				(27 769)	(27 769)
Profit / loss on sale of all or part of shares in subsidiaries and associates				(319)	(319)
Share of net financial result of associates				904	904
Income tax				(9 530)	(9 530)
Net profit for the financial year					**26 112**

The table below presents business segment assets and liabilities as at December 31, 2008:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	2 182 063	55 699	191 641	66 634	2 496 037
Gross value of additions to intangible assets	2 188	148	70		2 406
Gross value of additions to tangible assets	259 017	4 217	74 925		338 159
Investment expenditure	263 907	1 482	73 020		338 409
Depreciation/amortization	141 550	2 844	32 759		177 153
Revaluation of non-financial non-current assets	10 260	0	(225)		10 035
Investment borrowings	381 105	0	50 253		431 358
Others liabilities	99 272	27 228	28 076	103 345	257 921

(all amounts in PLN thousands, unless otherwise stated)

Figures for 2007:

Business segment revenue and expense are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Segment revenue, of which:	**789 662**	**240 163**	**176 154**	**(41 618)**	**1 164 361**
Sales to external clients	749 452	238 468	172 848	3 593	1 164 361
Inter-segment sales	40 210	1 695	3 306	(45 211)	0
Segment expense, of which:	**(583 742)**	**(225 541)**	**(153 220)**	**(125 670)**	**(1 088 173)**
Expenses to external clients	(547 102)	(208 421)	(146 727)	(170 292)	(1 072 542)
Inter-segment expenses	(23 562)	(17 075)	(3 985)	44 622	0
Interest of investment borrowings	(13 078)	(45)	(2 508)	0	(15 631)
Segment result	**205 920**	**14 622**	**22 934**	**(167 288)**	**76 188**
Other revenue				133 706	133 706
Other expense				(16 953)	(16 953)
Share of net financial result of associates				78	78
Income tax				(38 821)	(38 821)
Net profit for the financial year					**154 198**

The table below presents business segment assets and liabilities as at December 31, 2007:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transportation	Unallocated to segments	Consolidated value
Assets	2 035 722	55 336	202 192	71 381	2 364 631
Gross value of additions to intangible assets	1 381	51	808		2 240
Gross value of additions to tangible assets	110 986	1 392	59 468		171 846
Investment expenditure	179 466	4 003	58 962		242 431
Depreciation/amortization	122 603	2 622	28 235		153 460
Revaluation of non-financial non-current assets	26 092	(45)	(6)		26 041
Investment borrowings	227 213	871	46 883		274 967
Liabilities	100 950	37 287	32 043	121 078	291 358

(all amounts in PLN thousands, unless otherwise stated)

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for 2008 and 2007.
The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Figures for 2008:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 162 441	13 169	1 175 610
Total segment revenue	1 162 441	13 169	1 175 610
Assets	2 489 011	7 026	2 496 037
Investment expenditure	338 332	77	338 409

Figures for 2007:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 151 778	12 583	1 164 361
Total segment revenue	1 151 778	12 583	1 164 361
Assets	2 361 174	6 126	2 367 300
Investment expenditure	242 424	7	242 431

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	2008	2007
Net sales of services	1 171 328	1 158 097
of which: from related parties	*9 342*	*8 378*
Net sales of products, merchandise and raw materials	4 282	6 264
Net sales of services, products, merchandise and raw materials, total	**1 175 610**	**1 164 361**

(all amounts in PLN thousands, unless otherwise stated)

4.2 OTHER OPERATING INCOME

	2008	2007
Gains on disposal of non-financial non-current assets	3 832	93 580
Gains on disposal of other assets	0	1 126
Sales of financial assets at fair value	14	69
Grants	0	24
Interest income on granted loans and receivables	1 590	3 624
Other operating income, of which:	10 711	9 191
reversal of provisions, of which	54	1 168
- provision for court litigations	54	131
- other provisions	0	1 037
interest on deposits	2 065	0
indemnities received	1 963	1 116
surplus on curency exchange fluctuations	266	0
sale of currencies in exchange offices	427	485
foreign exchange gains	669	0
advertising	993	706
costs refund	99	134
adjudged repayments of tax	0	633
refund - perpetual usufruct	236	0
income from repo transactions and securities	342	0
other	3 597	4 949
Other operating income, total	**16 147**	**107 614**

The following table shows revaluation of non-financial non-current assets:

	2008	2007
Recognized impairment of property, plant and equipment	(8 144)	(29 389)
Reversed impairment of property, plant and equipment	18 179	55 430
Revaluation of non-financial non-current assets, total	**10 035**	**26 041**

(all amounts in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	2008	2007
Depreciation and amortization	177 153	153 460
Raw materials and energy used	116 747	115 929
Outsourced services	413 384	389 934
Taxes and charges	34 383	36 958
Employee benefit expense	297 246	307 946
Other expenses by nature (for)	74 045	64 566
- advertising and representation	8 839	8 083
- input VAT	278	278
- business trips	5 134	6 491
- insurance premiums	12 015	9 062
- fees for affilliation with hotel systems	18 462	17 754
- commissions	9 296	8 811
- royalties	234	0
- rent	8 499	7 596
- provisions	0	236
- impairment	6 212	(224)
- other	5 076	6 479
Total expenses by nature	**1 112 958**	**1 068 793**
Change in inventories, products	39	(253)
Cost of manufacture of products for the company needs (negative value)	(705)	(547)
Distribution & marketing expenses (negative value)	(65 701)	(65 543)
Overheads & administrative expenses (negative value)	(162 152)	(162 788)
Costs of products sold	**884 439**	**839 662**
Value of merchandise and raw materials sold	4 799	4 549
Cost of services, products, merchandise and raw materials sold	**889 238**	**844 211**

4.4 EMPLOYEE BENEFIT EXPENSE

	2008	2007
Wages and salaries	234 012	233 148
Provision for unused and overdue holidays	752	1 103
Provision for wages and salaries and related expenses	2 598	1 826
Provision for jubilee awards and retirement obligations	5 257	12 209
Employee benefits	54 627	59 660
Total employee benefit expense	**297 246**	**307 946**

Provisions for jubilee awards and retirement obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays are presented in the income statement as "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	2008	2007
Loss on disposal of non-financial non-current assets	(678)	0
Other operating expenses, of which:	(23 288)	(16 303)
Provisions created	(3 152)	(1 348)
for employment restructuring	(2 072)	(306)
for other obligations	(13)	(372)
for court litigations	(215)	(662)
other provisions	(852)	(8)
Indemnities, penalties, fines paid	(7 327)	(382)
Donations	(237)	(278)
Costs of damage	(578)	(421)
Remission of receivables	(590)	0
Default interest	(457)	0
Employment restructuring expenses	(2 770)	0
Employment-related expenses	(3 471)	(6 009)
Exchange differences	(1 750)	(2 936)
Costs of assets liquidation	(282)	(609)
Guarantee of lease payments	(417)	(418)
Other	(2 257)	(3 902)
Other operating expenses, total	**(23 966)**	**(16 303)**

4.6 FINANCE INCOME AND EXPENSES

	2008	2007
Other finance income	0	51
- other		51
Total finance income	**0**	**51**
Finance expenses of interest on borrowings	(21 971)	(15 879)
Foreign exchange differences	(2 771)	786
Revaluation of financial assets at fair value through profit or loss	0	(90)
Foreign exchange gains		
Other finance expenses, of which:	(936)	(1 098)
- other	(936)	(1 098)
Total finance expenses	**(25 678)**	**(16 281)**

(all amounts in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	2008	2007
Current income tax	**(23 711)**	**(43 582)**
- current income tax charge	(23 711)	(43 582)
Deferred income tax	**14 181**	**4 761**
- related to establishment and reversal of temporary differences	14 352	3 036
- decrease (increase) due to a change in tax rates		0
- other	(171)	1 725
Tax charge in the consolidated income statement	**(9 530)**	**(38 821)**

Reconciliation of income tax in the income statement with the financial result:

	2008	2007
Profit (loss) before tax	**35 647**	**193 019**
Tax calculated at the statutory rate of 19%	(6 773)	(36 674)
Adjustments of current income tax from preceding years	609	(15)
Unrecognized tax losses	(1 789)	0
Non-taxable revenue and non-tax-deductible expenses	(1 577)	(2 132)
Tax charge at the effective tax rate	**(9 530)**	**(38 821)**

There are two tax groups within the Group: the Orbis Tax Group, consisting of: Orbis S.A., Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o., as well as the Orbis Transport Tax Group composed of: Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.

Owing to the introduction of Tax Groups, the tax charge of the Orbis Group in 2008 was lower by PLN 1 852 thousand.

The establishment of the Tax Groups did not affect the deferred income tax recognized before its inception.

Provisions of agreements on the Orbis Tax Group and the Orbis Transport Tax Group were effective until December 31, 2008. The agreements have not been renewed.

(all amounts in PLN thousands, unless otherwise stated)

The deferred income tax results from the following temporary differences:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Deferred income tax assets, of which:	**24 057**	**21 648**
Posted to the financial result	24 057	21 648
- revaluation of PP&E	0	45
- depreciation of rights to perpetual usufruct of land	546	482
- revaluation of receivables	1 262	926
- revaluation of interests in related parties	749	749
- difference between tax value and book value of non-financial non-current assets	910	1 279
- unpaid interest	1 355	709
- unrealized foreign exchange differences	287	60
- provisions	11 670	10 909
- initial fee for affiliation with the Accor network	697	730
- unpaid wages and salaries	1 622	1 631
- social security contributions (ZUS) and similar obligations	633	757
- lease liabilities	263	597
- other	4 063	2 774
Deferred income tax assets, of which:	**24 057**	**21 648**
Long-term	11 282	12 022
Short-term	12 775	9 626
Deferred income tax liability, of which:	**75 468**	**87 411**
Posted to the financial result	75 377	87 320
- depreciation of PP&E with an investment relief	79	0
- difference between tax value and book value of non-financial non-current assets	71 701	82 708
- unrealized foreign exchange differences	119	473
- unpaid interest	362	0
- lease receivables	502	0
- other	2 614	4 139
Posted to equity	91	91
-long-term investments	91	91
Deferred income tax liability, of which:	**75 468**	**87 411**
Long-term	72 706	83 301
Short-term	2 762	4 110

Deferred income tax is presented according to its net balance from the „Deferred income tax assets" and "Deferred income tax liability" items in each company as well as in the Tax Group. The influence on the amounts of "Deferred income tax assets" and "Deferred income tax liability" in 2008 in companies and tax groups which are comprised in the Orbis Group is presented below.

2008	Temporary differences		Net	
	Assets	Equity & liab	Assets	Equity & liab
Orbis Tax Group	19 909	67 373	0	47 464
Orbis Kontrakty	0	648	0	648
UAB Hekon	1 145	0	1 145	0
Orbis Transport Tax Group	3 003	7 447	0	4 444
Total	**24 057**	**75 468**	**1 145**	**52 556**

(all amounts in PLN thousands, unless otherwise stated)

The Group did not recognize a deferred income tax liability on positive taxable temporary differences associated with investments in subsidiaries and associates on the basis of the exception allowed under IAS 12.39.

The value of temporary differences associated with investments in subsidiaries and associates as at December 31, 2008 totaled PLN 93 974 thousand and as at December 31, 2007 it amounted to PLN 109 533 thousand.

6. DISCONTINUED OPERATIONS

No decision to discontinue any operations was taken in the Group.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year, adjusted for the effect of dilutive factors.

No factors resulting in the dilution of earnings per share occurred in the reporting period or in the comparative periods.

Figures related to earnings and shares used to calculate the basic and diluted earnings per share are presented below:

	2008	2007
Net profit attributable to equity holders of the parent	26 519	154 447
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,58**	**3,35**

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

On June 19, 2008, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2007, in the amount of PLN 18 431 thousand (PLN 0.40 per share). The dividend was paid to shareholders on August 1, 2008.

(all amounts in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Tangible assets	1 958 553	1 813 027
Assets under construction	128 595	130 364
Total	**2 087 148**	**1 943 391**

The table below presents tangible assets as at **December 31, 2008:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
			As at January 1, 2008				
Cost	**58 001**	**359 169**	**2 842 660**	**200 637**	**205 351**	**179 042**	**3 844 860**
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(59 827)	(139 117)	(2 031 833)
Opening net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**145 524**	**39 925**	**1 813 027**
Additions	765	442	233 640	10 547	72 378	20 380	338 152
purchase	0	0	18 939	7 465	72 176	13 486	112 066
transfer from investments	0	0	213 807	2 691	43	6 876	223 417
other	765	442	894	391	159	18	2 669
Disposals	(37)	(74)	(111)	(277)	(27 643)	(66)	(28 208)
sale	0	(23)	(6)	(87)	(24 152)	(30)	(24 298)
liquidation	0	(51)	(25)	(190)	(243)	(36)	(545)
other	(37)	0	(80)	0	(12)	0	(129)
transfer to assets held for sale	0	0	0	0	(3 236)	0	(3 236)
Increase in impairment loss	0	0	(7 193)	(271)	(238)	(442)	(8 144)
Decrease in impairment loss	0	0	17 855	123	4	197	18 179
Depreciation charge for the period	(572)	(4 347)	(110 919)	(15 522)	(32 862)	(10 231)	(174 453)
Closing net book amount	**53 684**	**338 190**	**1 315 251**	**44 502**	**157 163**	**49 763**	**1 958 553**
			As at December 31, 2008				
Cost	**58 576**	**359 549**	**3 064 014**	**198 700**	**232 304**	**194 574**	**4 107 717**
Accumulated depreciation and impairment	(4 892)	(21 359)	(1 748 763)	(154 198)	(75 141)	(144 811)	(2 149 164)
Closing net book amount	**53 684**	**338 190**	**1 315 251**	**44 502**	**157 163**	**49 763**	**1 958 553**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents tangible assets as at **December 31, 2007:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2007					
Cost	**58 248**	**370 708**	**2 856 257**	**208 190**	**186 129**	**182 701**	**3 862 233**
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(53 221)	(142 915)	(2 049 854)
Opening net book amount	**54 346**	**357 552**	**1 174 216**	**53 571**	**132 908**	**39 786**	**1 812 379**
Additions	0	4	92 733	10 983	58 261	9 865	171 846
purchase	0	0	14 620	10 054	56 712	8 295	89 681
transfer from investments	0	0	77 277	923	111	1 508	79 819
other	0	4	836	6	1 438	62	2 346
Disposals	(238)	(11 057)	(17 163)	(454)	(17 225)	(405)	(46 542)
sale	0	(2 551)	(8 909)	(28)	(15 310)	(206)	(27 004)
liquidation	0	0	(590)	(90)	(412)	(8)	(1 100)
other	0	0	0	(335)	0	(191)	(526)
transfer to assets held for sale	(238)	(8 506)	(7 664)	(1)	(1 503)	0	(17 912)
Increase in impairment loss	0	0	(28 653)	(541)	(6)	(189)	(29 389)
Decrease in impairment loss	0	0	54 114	718	0	598	55 430
Depreciation charge for the period	(580)	(4 330)	(93 268)	(14 375)	(28 414)	(9 730)	(150 697)
Closing net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**145 524**	**39 925**	**1 813 027**
		As at December 31, 2007					
Cost	**58 001**	**359 169**	**2 842 660**	**200 637**	**205 351**	**179 042**	**3 844 860**
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(59 827)	(139 117)	(2 031 833)
Closing net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**145 524**	**39 925**	**1 813 027**

The "Vehicles" group comprises vehicles operated under finance leases. As at December 31, 2008, their carrying amount is PLN 6 029 thousand.

Leased PP&E	**As at Dec. 31, 2008**	**As at Dec. 31, 2007**
Cost - capitalised finance lease	11 011	13 176
Depreciation at the beginning of period	(3 690)	(2 159)
Depreciation charge for the period	(1 292)	(2 049)
Closing net book value	**6 029**	**8 968**

The table below presents assets under construction and impairment of assets under construction as at December 31, 2008:

	As at Dec. 31, 2008	**As at Dec. 31, 2007**
Gross value of assets under construction	133 303	136 981
Transfer to assets held for sale	0	(1 935)
Impairment of assets under contruction	(4 708)	(4 682)
Total	**128 595**	**130 364**

(all amounts in PLN thousands, unless otherwise stated)

In addition, the Group recognized impairment of assets under construction in 2008 totaling PLN 26 thousand.

Detailed information on security established on property, plant and equipment is provided in Note 24 to these financial statements.

The Group classified the following as assets held for sale:

Property, plant and equipment held for sale	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**10 745**	**7 143**
transfer from tangible assets	3 236	19 847
sale	(7 217)	(16 075)
other	(1 524)	(170)
Closing balance	**5 240**	**10 745**

As at December 31, 2008, "Non-current assets classified as held for sale" include means of transportation of Orbis Transport Sp. z o.o. withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Revenue from the sale of cars is subject to seasonal market fluctuations as well as to the pursued policy related to rent-a-car equipment. In addition, property in Warsaw owned by PBP Orbis Sp. z o.o (premises at 36b 1 Sierpnia str.) was classified as "Property, plant and equipment held for sale".

Non-current assets held for sale are reported at their carrying amount, which is not higher than the fair value.

In 2002 the Group executed an agreement with a lease company by virtue of which the Group took two hotels in Warsaw, a hotel in Poznań and a hotel in Łódź, formerly sold to the lease company, to be held under an operating lease. The carrying amount of the hotels was PLN 98 805 thousand, and the reported profit on sale stood at PLN 30 091 thousand.

As at the date of execution of the lease agreements, i.e. December 11, 2002, the Company classified them as operating lease agreements since the following criteria were met:

- The lease agreement does not transfer ownership to the lessee after the end of the lease term;
- The lease agreement provides for an option of an earlier purchase subject to the following conditions: during the first ten years the option may be exercised in exceptional circumstances only; thereafter, the exercise of the option will to a large extent depend on the market value of real property in subsequent years. The exercise of the earlier purchase option is not directly dependent on the will nor intention of Hekon – Hotele Ekonomiczne S.A. The exercise of the earlier purchase option will considerably depend on market conditions prevailing after the lapse of 10 years as of the agreement execution date, with such conditions being hardly foreseeable over a long span of time;
- The lease agreement was executed for a term of 20 years, while the usual economic life of this type of real property is 60 years;
- The condition relating to PP&E of a specialist nature that may be used solely by the lessor was not met in case of hotel buildings;
- The condition providing for the necessity to incur all costs of termination of the lease agreement by the lessor was not met;
- The lease agreement does not provide for a possibility to continue the lease at a rent payment that would be lower than the rent payment realizable on the market;
- As at December 31, 2008, the Management Board does not intend to exercise the earlier purchase option nor buy the hotels after the end of the lease term.

(all amounts in PLN thousands, unless otherwise stated)

As a result of the executed operating lease agreement, the Group recognized off-balance sheet commitments on account of monthly installments for the period of 6 years, until 2012, arising from the amounts of contractual lease payments. The agreement gives the opportunity to continue for the next 10 years on specified conditions (until the year 2022). The value of off-balance sheet commitments arising from lease payments for the years 2012-2022 was calculated on the basis of the current rents, due to lack of appropriate provisions in the agreement.

Operating lease liabilities of the Group presented off-balance sheet are as follows:

Future minimum operating lease liabilities	**As at Dec. 31, 2008**	**As at Dec. 31, 2007**
Operating lease liabilities, due in:		
1 year	12 132	11 723
from 1 to 5 years	43 298	38 026
more than 5 years	95 801	91 384
Total operating lease liabilities	**151 231**	**141 133**

Moreover, in 2004 the Group took a hotel building to be held under operating lease for the period of 15 years. On this account, the Group has off-balance sheet commitments arising from lease payments to be paid during the remaining period of 11 years, until 2018. The annual rent is determined on the level of 25% of revenue.
Detailed information on impairment of property, plant and equipment is presented below:

Impairment of tangible assets and assets under construction	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(430 236)**	**(474 247)**
recognitized impairment of tangible assets	(8 144)	(29 389)
recognized impairment of assets under construction	(26)	(47)
reversed impairment of tangible assets	18 179	55 430
reversed impairment of assets under construction	0	0
impairment used	1 264	18 017
Closing balance	**(418 963)**	**(430 236)**

Recognized impairment of tangible assets and annual reversal of impairment of tangible assets are presented in “Revaluation of non-financial non-current assets” line of the income statement. However, operating reversal of impairment of tangible assets and assets under construction are presented in the “Other operating income” item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in Note 2.1.6 to these financial statements.

(all amounts in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2008:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2008			
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Opening net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
Additions	0	333	1 414	659	2 406
purchase	0	333	1 307	659	2 299
transfer from investments	0	0	104	0	104
other	0	0	3	0	3
Disposals	0	0	(75)	0	(75)
sale	0	0	0	0	0
liquidation	0	0	(75)	0	(75)
other	0	0	0	0	0
Reversal of impairment	0	0	0	0	0
Amortization charge for the period	0	(148)	(1 547)	0	(1 695)
Closing net book amount	**108 328**	**365**	**1 714**	**869**	**111 276**
		As at December 31, 2008			
Cost	**109 229**	**940**	**16 001**	**869**	**127 039**
Accumulated amortization and impairment	(901)	(575)	(14 287)	0	(15 763)
Closing net book amount	**108 328**	**365**	**1 714**	**869**	**111 276**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2007:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2007			
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Opening net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
Additions	620	151	1 466	3	2 240
purchase	0	92	1 415	3	1 510
transfer from investments	0	0	51	0	51
other	0	59	0	0	59
acquisition of an economic entity	620	0	0	0	620
Disposals	0	(2)	(30)	(28)	(60)
sale	0	0	0	0	0
liquidation	0	(2)	(3)	0	(5)
other	0	0	(27)	(28)	(55)
Reversal of impairment	0	0	1	0	1
Amortization charge for the period	0	(165)	(1 417)	0	(1 582)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
		As at December 31, 2007			
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**

All intangible assets recognized by the Group, save for goodwill, have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	**As at Dec. 31, 2008**	**As at Dec. 31, 2007**
Opening balance	**(3)**	**(4)**
used	3	0
reversed	0	1
Closing balance	**0**	**(3)**

As at the balance sheet date, intangible assets do not secure the Group's liabilities.

Goodwill impairment test

Goodwill was created by purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A. (PLN 107 252 thousand), purchase of the enterprise Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand) and purchase of additional shares in Capital Parking Sp. z o.o. (PLN 620 thousand). Goodwill is annually tested for impairment in line with the policy described in the Note 2.1.6 of these financial statements.

In 2008 and in 2007 there were no indications of a necessity to perform a goodwill impairment test.

(all amounts in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured using the equity method:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**8 067**	**7 989**
Shares and interests	8 067	7 989
Additions	**904**	**78**
Share of profit (loss) of associates	904	78
Disposals	**0**	**0**
Share of profit (loss) of associates	0	0
Closing balance	**8 971**	**8 067**
Shares and interests	8 971	8 067

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
as at Dec. 31, 2008	8 971	42 134	15 218	503 137	2 714	26 916	33,33	33,33
as at Dec. 31, 2007	8 067	45 900	21 697	514 373	234	24 203	33,33	33,33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate and price risk.

12. RELATED PARTIES

Information on non-consolidated related parties:

Subsidiaries, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
as at Dec. 31, 2008	497	4 222	997	1 570	(159)	3 225	100,00	100,00
as at Dec. 31, 2007	497	4 442	1 058	1 688	3	3 384	100,00	100,00
AutoOrbisBus Sarl								
as at Dec. 31, 2008	0	0	0	0	0	0	0,00	0,00
as at Dec. 31, 2007	35	319	631	482	(218)	(312)	99,05	99,05
PMKS Sp. z o.o.								
as at Dec. 31, 2008	1 423	4 911	2 118	3 649	(424)	2 793	70,82	70,82
as at Dec. 31, 2007	0	0	0	0	0	0	0,00	0,00
Related parties, total								
as at Dec. 31, 2008	**1 920**	**9 133**	**3 115**	**5 219**	**(583)**	**6 018**	**n/a**	**n/a**
as at Dec. 31, 2007	**532**	**4 761**	**1 689**	**2 170**	**(215)**	**3 072**	**n/a**	**n/a**

(all amounts in PLN thousands, unless otherwise stated)

In the balance sheet, non-consolidated subsidiaries are recognized as "Available-for-sale financial assets". Interests in non-related parties, amounting to PLN 14 thousand as at December 31, 2008, are presented in the same line.

In June 2008, the company PKS Tarnobrzeg Sp. z o.o. purchased 2 058 shares of the company PMKS Sp. z o.o., with a nominal value of PLN 1 000 each. The carrying amount of PMKS Sp. z o.o. shares as at December 31, 2008 is PLN 1 423 thousand. In the third quarter of 2008, AutoOrbisBus Sarl, the company in which Orbis Transport Sp. z o.o. held 100% shares, was liquidated. The company was removed from the French Commercial Register on August 26, 2008.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in 2008.

14. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2008, the Group held the following available-for-sale financial assets:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**547**	**662**
Sale	(35)	(84)
Other	1 423	(31)
Closing balance	**1 935**	**547**

The line "Other" in 2008 refers to the acquisition of shares in PMKS Sp. z o.o. The line "Sale" in 2008 concerns redeemed shares in AutoOrbisBus Sarl.

The line "Sale" in 2007 relates to the sale of shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.

Available-for-sale financial assets are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Shares/interests in unlisted companies	1 935	547
Total available-for-sale financial assets	**1 935**	**547**

Available-for-sale financial assets are not directly exposed to the risk of change in interest rates and price risk.

(all amounts in PLN thousands, unless otherwise stated)

16. OTHER FINANCIAL ASSETS

As at December 31, 2008, the Group held the following other financial assets:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Loans granted	500	0
Other non-current receivables	717	42
Receivables from finance leases	1 098	3 598
Other financial assets, total	**2 315**	**3 640**

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**3 640**	**3 612**
Loans granted	500	0
Receivables from finance leases	(2 500)	149
Other additions	690	4
Loan repayment	0	(44)
Other disposals	(15)	(81)
Closing balance	**2 315**	**3 640**

Other financial assets are exposed to the credit risk and interest rate risk. Information on risk management is provided in Note 31 of the consolidated financial statements.

The fair value of other financial assets as at December 31, 2008 is close to their carrying amount.

17. INVESTMENT PROPERTY

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening gross carrying amount	**66 013**	**73 275**
Accumulated depreciation	(26 277)	(31 393)
Opening net book amount	**39 736**	**41 882**
Additions	0	247
other	0	247
Disposls	0	(1 212)
sale	0	(1 212)
Depreciation charge for the period	(1 005)	(1 181)
Closing net book amount	**38 731**	**39 736**
Closing gross book amount	**66 013**	**66 013**
Accumulated depreciation at the end of period	(27 282)	(26 277)
Closing net book amount	**38 731**	**39 736**

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Group valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32 503 thousand as at January 1, 2004. The fair value of investment property is close to its book amount.

(all amounts in PLN thousands, unless otherwise stated)

The following amounts were recognized in the income statement:

	2008	2007
Income from rent of investment property	4 509	4 655
Direct operating expenses of investment property which generate income from rent	(2 436)	(2 438)
Direct operating expenses of investment property which do not generate income from rent	(235)	(309)

Investment property includes the following land owned as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with the area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28 992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of approx. 2 500 sq m,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3 585 sq. m. and the building of the Bristol Hotel with usable floor space of 18 062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2 230 sq. m. and the multi-storey garage-parking with usable floor space of 19 000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with an area of 2 437 sq. m., on which a building with usable floor space of 62 sq. m. is located.

18. OTHER LONG-TERM INVESTMENTS

The balance of other long-term investments remains unchanged in all comparative periods and amounts to PLN 552 thousand. Other long-term investments are mainly composed of works of art owned by Orbis S.A.

19. INVENTORIES

	As at Dec. 31, 2008	As at Dec. 31, 2007
Raw materials	5 392	6 809
Work in progress	1 006	1 842
Merchandise	763	752
Total inventories	**7 161**	**9 403**

The value of inventories recognized in 2008 as an expense in the "Cost of services, products, merchandise and raw materials sold" item amounted to PLN 101 399 thousand (in 2007: PLN 100 618 thousand).

(all amounts in PLN thousands, unless otherwise stated)

Information on write-downs of inventories:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(348)**	**(489)**
write-down created	(199)	(167)
write-down used	86	40
write-down reversed	172	268
Closing balance	**(289)**	**(348)**

Created write-downs of inventories are presented in the 'Other operating expenses" item of the income statement and the reversal of write-downs – in „Other operating income". In the current period, the write-down of inventories was reversed as a result of their sale or commissioning for use.

The Group has not pledged any inventories as security for liabilities.

20. CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade receivables	70 641	64 028
of which: receivables from related parties	*1 091*	*1 852*
Provisions for impairment of receivables	(6 262)	(4 970)
Prepayments	2 978	1 567
Trade receivables, net	**67 357**	**60 625**

Other current receivables are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 200
Current receivables	**83 819**	**56 697**
Loans granted	0	0
Taxes, grants, customs duties, social security and other benefits receivable	56 030	23 931
Sums receivable due to sale of real property	0	6 102
Prepaid PP&E, intangible assets and inventories	18 394	17 771
Adjudicated receivables	890	1 092
Claimed in court	743	656
Settlements with employees	540	493
Receivables from finance lease	1 545	1 908
Damage settlement	197	78
Deposits, collaterals, security	1 862	1 827
Other receivables	7 564	4 962
Provisions for impairment of other receivables	(3 946)	(2 123)
Current prepayments and advances	**6 904**	**6 142**
Prepayments, of which:	6 904	6 142
service fees	102	89
taxes and charges	248	345
insurance premiums	451	1 256
purchase and replacement of tyres	1 275	0
lease of advertisement space	502	1 761
earnest money	1 142	0
other	3 184	2 691
Other current receivables, net	**90 723**	**62 839**

(all amounts in PLN thousands, unless otherwise stated)

Income tax receivables are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Income tax receivable from the tax autorities	7 745	692
Total income tax receivables	**7 745**	**692**

Change in provisions for impairment of receivables is presented below:

Provision for impairment of receivables	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(7 093)**	**(10 656)**
recognized provision for impairment	(8 803)	(4 536)
derecognized provision for impairment	3 007	4 805
used provision for impairment	2 681	3 294
Closing balance	**(10 208)**	**(7 093)**

Recognized and derecognized provisions for impairment of receivables are reported in the "Cost of services, products, merchandise and raw materials sold" item of the income statement, Note 4.3.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Group's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. More information on credit risk is provided in Note 31.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

The following table presents a maturity structure of current receivables including impairment:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Non-overdue receivables	133 762	87 347
Overdue receivables, of which:	42 271	43 902
- overdue for up to 1 month	14 212	26 631
- overdue for a period from 1 to 3 months	12 993	7 186
- overdue for a period from 3 to 6 months	5 083	2 750
- overdue for a period from 6 months to 1 year	2 928	1 554
- overdue for more than 1 year	7 055	5 781
Gross current receivables, total	**176 033**	**131 249**
Provision for impairment of non-overdue receivables	(56)	(56)
Provision for impairment of overdue receivables, of which:	(10 152)	(7 037)
- overdue for up to 1 month	(79)	(3)
- overdue for a period from 1 to 3 months	(136)	(245)
- overdue for a period from 3 to 6 months	(1 357)	(618)
- overdue for a period from 6 months to 1 year	(1 652)	(755)
- overdue for more than 1 year	(6 928)	(5 416)
Provisions for impairment of receivables, total	**(10 208)**	**(7 093)**
Net current receivables	**165 825**	**124 156**

As at December 31, 2008 receivables that amounted to PLN 32 119 thousand were overdue but not impaired. The analysis of these receivables classified by time intervals is presented below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Overdue non-impaired receivables, of which:	**32 119**	**36 865**
- overdue for up to 1 month	14 133	26 628
- overdue for a period from 1 to 3 months	12 857	6 941
- overdue for a period from 3 months to 6 months	3 726	2 132
- overdue for a period from 6 months to 1 year	1 276	799
- overdue for a period from 1 to 5 years	127	365

Motor vehicles that are leased under the financial lease agreement are the collateral security of receivables under the financial lease of the Orbis Group. Provisions of the agreement guarantee the return of the leased property to the financing company in case of an earlier termination of the agreement, at the same time, the profit on their sale is appropriated as income of the financing company, which is set-off against its receivables under the agreement. The fair value of the security is similar to the carrying value of receivables for which the security was established. As at December 31, 2008, the receivables under the financial lease of the Orbis Group amount to a net sum of PLN 2 643 thousand and are described in Note 28 to these financial statements.

Current receivables broken down by currencies are presented in the following table:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Broken down by currencies:		
In the Polish currency	151 002	114 457
In foreign currencies	14 823	9 699
EUR thousand	2 585	1 806
PLN thousand	10 782	6 603
CHF thousand	124	107
PLN thousand	350	232
GBP thousand	296	250
PLN thousand	1 267	1 213
USD thousand	293	542
PLN thousand	867	1 320
SEK thousand	0	8
PLN thousand	0	3
AUD thousand	0	50
PLN thousand	0	107
LTL thousand	324	200
PLN thousand	392	208
other in PLN thousand	1 165	13
In the Polish currency, total	**165 825**	**124 156**

The Group holds no collateral for receivables other than those mentioned above.

(all amounts in PLN thousands, unless otherwise stated)

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Financial assets at fair value through profit or loss		
Opening balance	**6 986**	**136**
- purchase	12 081	121 232
- sale	(19 100)	(114 381)
- valuation	(18)	18
- other additions/disposals	51	(19)
Closing balance	0	6 986
Financial assets at fair value through profit or loss	**0**	**6 986**

Securities, comprising bonds and certificates of deposit, acquired to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss.

In 2008, the Group sold all securities it held.

Debt securities as at December 31, 2007 were reported at fair value based on an assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – transaction amount at purchase price PLN 1 991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – transaction amount at purchase price PLN 4 977 thousand.

As at December 31, 2007 the fair value and the carrying amount of debt securities were by PLN 18 thousand higher than amounts at cost and stood at PLN 6 986 thousand.

Changes in financial assets and liabilities valued at fair value through profit or loss, are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (Notes 4.2 and 4.5).

The maximum credit risk related to debt securities held by the Company refers to balance sheet value of the securities. The Group holds securities of two companies, but since investments in securities concern companies with the highest financial standing, the above concentration does not result in any significant increase of the risk. The Group is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in Note 31. As at December 31, 2008, the Group held no debt securities, therefore it was not exposed to the above risks.

22. CASH AND CASH EQUIVALENTS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Cash at bank and on hand	25 579	33 066
Short-term bank deposits	39 112	50 500
Other cash and cash equivalents	1 047	22 786
Total cash and cash equivalents	**65 738**	**106 352**

Other cash and cash equivalents include cash in transit and other monetary assets as well as money deposited with banks in the form of repo transactions whit a maturity not exceeding three months.

The Group invests temporarily disposable cash in short-term bank deposits with maturity date ranging from 1 to 32 days. The effective interest rate on these deposits ranges from 0.3% to 6.4%.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par in PLN thousand	Terms of acquisition	Registration date
A	ordinary bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	ordinary bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	ordinary bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

Due to revaluation, as at the date of transition to IFRS, of the contribution in kind using hyperinflation indexes, the value of the share capital from the A series share issue increased by PLN 425 600 452 to reach PLN 500 600 452. The aggregate revalued amount of share capital equals PLN 517 754 468.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**
Change in the period:	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**

Shareholders

As at March 30, 2009 the value of the share capital of Orbis S.A. amounted to PLN 517 754 thousand and consisted of 46 077 008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at March 30, 2009 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts in PLN thousands, unless otherwise stated)

Shareholder	Number of shares held as at March 30, 2009 (no. of voting rights at the GM)	Percentage share in the share capital as at March 30, 2009 (percentage share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Jan. 1, 2008 to March 30, 2009
- Accor S.A.:	**23 043 108**	**50,01%**	**4,53%**
incl. a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	**10 326 519**	**22,41%**	**4,05%**
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	*6,09%*
(including on investmnet funds' accounts): 1. Arka FIO	*2 319 222*	*5,03%*	*5,03%*
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	*5,04%*
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

Other capital

	As at Dec. 31, 2008	As at Dec. 31, 2007
Share premium	132 944	132 944
Adjustment of long term investments to fair value	480	480
Deferred income tax	(91)	(91)
Other capital, total	**133 333**	**133 333**

Exchange differences on consolidation

This item includes exchange differences on translation of financial statements of foreign subsidiaries.

(all amounts in PLN thousands, unless otherwise stated)

24. BORROWINGS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Non-current borrowings		
Bank borrowings	283 567	188 904
Loans	0	0
Total non-current borrowings	**283 567**	**188 904**
Current borrowings		
Bank borrowings	150 156	87 315
Loans	0	0
Total curent borrowings	**150 156**	**87 315**
Total borrowings	**433 723**	**276 219**

The maturity of borrowings is presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
As broken down by maturity:		
Payable upon request or within up to 1 year	150 156	87 315
Between 1 and 3 years	189 417	93 063
Between 3 and 5 years	94 150	95 841
Over 5 years	0	0
Total borrowings	**433 723**	**276 219**

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
As broken down by currencies:		
Polish currency (PLN)	421 910	267 104
Foreign currencies (per currency and translation into PLN):	11 813	9 115
CHF thous.	*4 217*	*4 217*
PLN thous.	*11 813*	*9 115*
In Polish currency, total	**433 723**	**276 219**

The fair value of borrowings is close to their unpaid amount.

The effective interest rate for borrowings ranges from 3.87% to 8.83%.

(all amounts in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31,2008	Dec.31,2007	Interest rate	Maturity	Security
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	381 105	227 213	WIBOR + margin	Nov.10, 2012	item no. 1
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 250	1 875	WIBOR 1M + margin	Dec. 31, 2009: 625; Dec. 31, 2010: 625	item no. 2
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 250	1 875	WIBOR 1M + margin	Dec. 31, 2009: 625; Dec. 31, 2010: 625	item no. 3
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	26 202	34 018	WIBOR O/N + margin	Jan. 30, 2010	item no. 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	11 813	9 115	Libor 1M + margin	Jan. 31, 2009	item no. 5
			CHF	*4 217*	*4 217*			
Orbis Transport Sp. z o.o.	Societe Generale	bank borrowings	PLN	9 738	0	WIBOR 1M + margin	Jan. 31, 2010	item no. 6
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	2 365	1 252	WIBOR O/N + margin	Jan. 31, 2009	item no. 7
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	0	871	WIBOR 1M + margin	Jan. 31, 2009	
Total			**PLN**	**433 723**	**276 219**			
			CHF	4 217	4 217			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 518 638 thousand and a pledge on a fleet of cars:

1. due to the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 506 638 thousand established on the real properties of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław; and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne SA.
2. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. for purchase of real property at 47 Łopuszańska street – cap mortgage up to PLN 7 200 thousand for purchase of property and assignment of rights under the insurance policy.
3. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – ordinary mortgage of PLN 2 500 thousand pledged as security for the credit facility and a cap mortgage of PLN 2 300 to secure interest as well as assignment of rights under the insurance policy. Mortgage established on property at 47 Łopuszańska street.
4. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars.

(all amounts in PLN thousands, unless otherwise stated)

5. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars. On February 5, 2009 the credit agreement was terminated and the credit facility was repaid in full.
6. due to an overdraft granted to the company Orbis Transport Sp. z o.o. by Société Générale S.A. – joint and several surety of Orbis S.A.
7. due to an overdraft granted to the company PBP Orbis Sp. z o.o. by Kredyt Bank – no security. The agreement was in effect until January 31, 2009. The company executed an agreement with the bank Société Générale for an overdraft amounting to PLN 10 million. The term of the agreement is from January 28, 2009 to October 30, 2009. Interest rate is based on WIBOR 1M + margin.

In 2008, the Group completed the process aimed at removal of cap mortgages established on hotels: the Solny in Kołobrzeg and the Francuski in Krakow, up to PLN 8 637 thousand due to the loan granted by Bank Współpracy Europejskiej S.A., from land and mortgage registers The loan was repaid in full on October 5, 2007.

Other securities established on assets

The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Gdańsk Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Gdańsk Sp. z o.o., connected with the purchase of an organized enterprise and its subsequent contribution to PKS Gdańsk Sp. z o.o.:

Type of commitment	Security	Amount of security
Payment of the outstanding portion of price of PPKS	Ordinary joint mortgage	5 850
Interest on unpaid price	Joint cap mortgage	3 000
Non-performance or improper performance of obligations related to employment of PPKS employees	Joint cap mortgage	3 000
Total		**11 850**

All lease agreements executed by the Company PKS Gdańsk Sp. z o.o. are secured by blank promissory notes.

As at the balance sheet date, the Company PKS Tarnobrzeg Sp. z o.o. has the following securities established on non-current assets:

- security for payments to be made by the Company Orbis Transport to the State Treasury as installments for the purchase of the State Enterprise in Tarnobrzeg pursuant to the Notary's Deed dated April 21, 2004 for an aggregate amount of PLN 2 600 thousand.
- security for refund of an advance of PLN 3 000 thousand + VAT (PLN 3 660 thousand), received towards the sale of real property at 86 Sikorskiego street in Tarnobrzeg (with the exclusion of the Filling Station) to the benefit of Maryland Real Estate Sp. z o.o.

Owing to a floating interest rate on the majority of bank borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. Information on risk management is provided in Note 31.

In 2008 interest rates were as follows:

- WIBOR 1M: 5.41 – 6.59
- WIBOR 3M: 5.60 – 6.87
- WIBOR 6M: 5.84 – 6.89
- WIBOR 1Y: 5.98 – 6.93

Unused credit lines of the Group amounted to PLN 48 913 thousand, of which:

- under overdraft facility – PLN 48 913 thousand.

In the periods covered by these financial statements, the Group Companies met all quantitative and qualitative requirements provided for and defined in the executed borrowings agreements, the failure to meet which could involve the request for early repayment.

(all amounts in PLN thousands, unless otherwise stated)

25. OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2008	As at Dec. 31, 2007
Liabilities arising from purchase of related parties	292	1 697
Finance lease liabilities - current portion	1 819	3 766
Other	36	531
Other non-current liabilities, total	**2 147**	**5 994**

Finance lease liabilities are presented in Note 27.

26. PROVISIONS

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2008	**1 536**	**306**	**807**	**2 649**
Provision created in the period	215	2 072	2 494	4 781
Provision used in the period	(246)	(306)	(179)	(731)
Provision reversed in the period	(54)	0	(678)	(732)
Adjustment due to foreign exchange differences	0	0	(753)	(753)
As at December 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**
Short-term - 2008	1 431	2 072	1 691	5 194
Long-term - 2008	20	0	0	20
Total provisions as at December 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**1 012**	**5 752**	**137**	**6 901**
Provision created in the period	662	306	1 059	2 027
Provision used in the period	(7)	(5 435)	(24)	(5 466)
Provision reversed in the period	(131)	(317)	(365)	(813)
As at December 31, 2007	**1 536**	**306**	**807**	**2 649**
Short-term - 2007	1 515	306	807	2 628
Long-term - 2007	21	0	0	21
Total provisions as at December 31, 2007	**1 536**	**306**	**807**	**2 649**

Information on provisions for pensions and similar benefits is provided in Note 29.

Restructuring

In 2008, the Company Orbis S.A. completed reorganization of its structure and reduction in employment. During this period, severance payments were disbursed in connection with restructuring of employment amounting to the total of PLN 1 979 thousand, of which PLN 306 thousand was recognized at a provision established in 2006, whereas PLN 1 673 thousand encumbered results of the current period.

In 2008, the Company PBP Orbis Sp. z o.o. commenced the process of employment restructuring and incurred resulting costs of PLN 1 097 thousand. Also, at the end of 2008 PBP Orbis created a provision for this purpose in the amount of PLN 2 072 thousand.

(all amounts in PLN thousands, unless otherwise stated)

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade payables	81 573	92 846
of which: liabilities towards subsidiaries	*5 502*	*4 682*
Prepaid supplies	342	156
Total trade payables	**81 915**	**93 002**

Other current liabilities are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Current liabilities	**21 468**	**28 764**
Dividend liabilities	0	0
Taxes, customs duties, social security contributions and other benefits payable	10 857	16 630
Wages and salaries payable	1 617	2 055
Deposits received	2 242	2 185
Finance lease liabilities - current portion	2 018	2 929
Liabilities on account of purchase of related parties	1 404	1 638
Other liabilities	3 330	3 327
Accrued expenses and deferred income	**49 046**	**42 520**
Accrued expenses	22 918	17 666
liabilities towards employees	12 726	9 827
public law liabilities	2 075	2 251
costs of non-invoiced services	6 985	4 420
commissions of travel agencies	32	0
other	1 100	1 168
Deferred income	26 128	24 854
advances and downpayments	24 249	24 536
other	1 879	318
Other current liabilities, total	**70 514**	**71 284**

Current income tax liability is composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Income tax liability to the revenue office	0	7 927
Income tax liability to the companies of the tax group	26	54
Total income tax liability	**26**	**7 981**

(all amounts in PLN thousands, unless otherwise stated)

FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased PP&E is presented in Note 9 to the consolidated financial statements.

Finance lease liabilities	As at Dec. 31, 2008	As at Dec. 31, 2007
Finance lease liabilities, including interest, due within:		
one year	2 204	3 249
from 1 to 5 years	1 957	4 007
Total finance lease liabilities	**4 161**	**7 256**
Less future interest	(324)	(561)
Total present value of liabilities - minimum lease payments	**3 837**	**6 695**

Present value of liabilities - minimum lease payments	As at Dec. 31, 2008	As at Dec. 31, 2007
Structure of finance lease liabilities, due within:		
one year	2 018	2 929
from 1 year to 5 years	1 819	3 766
Present value of liabilities - minimum lease payments, total	**3 837**	**6 695**

Operating lease liabilities presented off-balance-sheet are described in Note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in Note 25 to the consolidated financial statements as "Other non-current liabilities". The short-term portion of finance lease liabilities is presented in "Other current liabilities" (Note 27).

The average effective interest rate applied to settle finance leases in 2008 ranged from 6.07% to 7.88%.

28. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross receivables from finance leases	As at Dec. 31, 2008	As at Dec. 31, 2007
Gross receivables from finance leases, due within:		
one year	1 795	2 478
from 1 to 5 years	1 171	4 019
Gross receivables from finance leases, total	**2 966**	**6 497**
Less future interest (unearned finance income)	(323)	(991)
Net investment in finance leases	**2 643**	**5 506**

Structure of net investment in finance leases	As at Dec. 31, 2008	As at Dec. 31, 2007
Structure of net investment in finance leases, due within:		
one year	1 545	1 908
from 1 year to 5 years	1 098	3 598
Net investment in finance leases	**2 643**	**5 506**

The long-term portion of receivables from finance leases is presented in Note 16 to the consolidated financial statements as "Other financial assets". The short-term portion of receivables from finance leases is presented in "Other current receivables" (Note 20).

(all amounts in PLN thousands, unless otherwise stated)

The average effective interest rate applied in finance lease settlements stands at 14.00%.

The net value of property, plant and equipment leased out under operating lease agreements is presented in the table below:

Property, plant and equipment under an operating lease (lessor)	As at Dec. 31, 2008	As at Dec. 31, 2007
Cost - activated operating lease	159 728	143 825
Accumulated depreciation at the beginning of period	(18 946)	(15 738)
Depreciation charge for the year	(19 671)	(18 413)
Net book amount	**121 111**	**109 674**

Property, plant and equipment held under operating lease consist of passenger cars.

The Group's off-balance-sheet receivables arising from operating lease are presented in the tables below:

Future receivables from operating lease	As at Dec. 31, 2008	As at Dec. 31, 2007
Receivables from operating lease, due within:		
one year	29 083	25 657
from 1 to 5 years	31 410	29 162
Total receivables under operating lease	**60 493**	**54 819**

Receivables from purchase option	As at Dec. 31, 2008	As at Dec. 31, 2007
Receivables from purchase option, due within:		
one year	25 983	11 272
from 1 to 5 years	51 962	53 955
Receivables from purchase option, total	**77 945**	**65 227**

In the current period, the Group recognized PLN 30 793 thousand income from lease payments in the income statement. In 2007 the Group recognized lease payments income of PLN 24 899 thousand in the income statement. Income from lease payments is reported in the "Net sales of services" item.

(all amounts in PLN thousands, unless otherwise stated)

29. EMPLOYEE BENEFITS

	Jubilee awards	Retirement & disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2008	**31 827**	**11 190**	**43 017**
Interest cost	1 839	647	2 486
Current service cost	1 609	456	2 065
Benefits paid	(3 944)	(1 146)	(5 090)
Actuarial gains/losses	1 034	(328)	706
Present value of liabilities - as at December 31, 2008	**32 365**	**10 819**	**43 184**
Carrying amount of liabilities - as at December 31, 2008	**32 365**	**10 819**	**43 184**
of which:			
Carrying amount of non-current liabilities	27 025	9 121	36 146
Carrying amount of current liabilities	5 340	1 698	7 038
Total amount of future employee benefit expense recognized in the income statement	**4 482**	**775**	**5 257**

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2007	**29 282**	**9 701**	**38 983**
Interest cost	2 375	814	3 189
Current service cost	1 483	462	1 945
Benefits paid	(6 181)	(1 994)	(8 175)
Actuarial gains/losses	4 868	2 207	7 075
Present value of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
Carrying amount of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
of which:			
Carrying amount of non-current liabilities	27 309	8 802	36 111
Carrying amount of current liabilities	4 518	2 388	6 906
Total amount of future employee benefit expense recognized in the income statement	**8 726**	**3 483**	**12 209**

All the above costs have been recognized in the income statement.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	2008	2009 and subs. years
- discount rate	6,00	6,00
- projected future salary increase	3,00	2,50

At the time of calculation of the provision for jubilee awards and retirement obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2008.

(all amounts in PLN thousands, unless otherwise stated)

If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would grow by PLN 2 936 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 617 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2 730 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 3 009 thousand.

Provision for retirement benefit and similar obligations:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at December 31, 2008, the amount of provision was measured on an individual basis, separately for each employee.

Calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2008 and December 31, 2009 in case of projections. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee was determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work on his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. The likelihood that an employee will resign from work on his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee becomes a disability pensioner was assessed on the basis of pttz2006 table.

Provision for jubilee awards

Amounts of provisions for jubilee awards are calculated on the basis of valuations made by an actuary.

As at December 31, 2008 the provision was measured by an individual method, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2008 and December 31, 2009 in case of projections. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

(all amounts in PLN thousands, unless otherwise stated)

30. CONTINGENCIES

30.1 ISSUED AND RECEIVED GUARANTEES

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank under the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Feb. 9, 2012	2 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under the agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 7, 2010	2 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	Orbis Casino Sp. z o.o. - associate	Dec. 31, 2012	1 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under bank borrowings granted under the fixed-term bank borrowings agreement no. 2008/007 dated March 17, 2008.	Société Générale SA Branch in Poland	Orbis Transport Sp. z o.o. subsidiary	Feb. 16, 2009	30 000	Additionally, Orbis S.A. committed to submit to enforcement procedure up to PLN 30 000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb.15, 2009
Bank guarantee no. 1308/2008/FIN dated Aug. 20, 2008 issued by Société Générale on the order of Orbis S.A. to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA) Branch in Poland	PBP Orbis Sp. z o.o. - subsidiary, Orbis S.A. ordered the guarantee	Feb. 22, 2010	7 767	Additionally, Orbis S.A. committed to submit to enforcement procedure up to PLN 7 767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee
		Issued by Hekon Hotele Ekonomiczne S.A.			
Guarantee in respect of bank borrowings of PLN 500 million	Bank Handlowy and Société Générale (main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	381 105	The guarantee covers 120% of bank borrowings, i.e. maximally PLN 600 million of bank borrowings.
		Issued by TUiR Warta S.A.			
Surety for the benefit of PKS Gdańsk Sp. z o.o.	TUiR Warta S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		TOTAL contingent liabilities:		**424 250**	
		including surety for borrowings or guarantees issued within the Group:		418 872	

Contingent assets

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Received by PBP Orbis Sp. z o.o.			
insurance guarantee	Woj. Maz.		Dec. 31, 2008	8 160	
Bank guarantee	Blue City Sp. z o.o.		March 31,2009	10	
		TOTAL contingent assets:		**8 170**	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts in PLN thousands, unless otherwise stated)

30.2 LEGAL CLAIMS

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str.,

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str. On February 18, 2009 the Regional Court in Kraków announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final.	PLN 1 344 800.00	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures, including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and the Court decided to hear the court expert within the framework of legal assistance. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. 1) Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right to perpetual usufruct of real property owned by the State Treasury, composed of the plot of land no. 180/4 (area 1.7316 ha) and the plot of land no. 180/6 (area 0.0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent it concerns a part of the plot of land no 180/4 with an area of 0.5822 ha, composed of former cadastre plots no.: 1816/45 (area 0.3847 ha), 1816/52 (area 0.1573 ha), 1816/66 (area 0.0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), was issued in violation of the law. 2) application for acquisition by operation of law of the right to perpetual usufruct of land together with the ownership title to the building pursuant to Article 200 of the Real Property Management Act.	unknown	1) Notification of the Minister of Construction dated May 12, 2007 (served on Orbis S.A. on May 21, 2007) 2) Application dated November 27, 2008	1) Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure 2) Applicant: Orbis S.A	1) In a letter to the Minister of Construction dated October 10, 2007, Orbis S.A. stated, among others, that the application of the attorney of the Norbertanki Nunnery in Kraków concerned determination that the administrative decision had been issued in violation of the law, and not – as stated in the notification of the Minister of Construction dated August 9, 2007, "for determination of invalidity of the decision ...". By virtue of the decision dated October 12, 2007, the Minister of Construction determined invalidity of the decision of the Head of Małopolskie Voivodship of February 19, 1993. Pursuant to Article 127.3 of the Code of Administrative Proceedings, Orbis S.A. applied to the Minister of Construction for re-consideration of the case, arguing that the above decision was in breach of Articles 77.1, 107.3, 156.2 and 158.2 of the Code of Administrative Proceedings. On September 10, 2008, the Norbertanki Nunnery in Kraków applied for revocation of the decision of the Minister of Construction of October 12, 2007 and for discontinuation of proceedings according to the procedure provided for in Article 105.2 of the Code of Administrative Proceedings. On the same day, Orbis filed an application to the same effect with the Minister of Construction. On October 20, 2008, the Minister of Infrastructure issued a decision upholding the decision of the Minister of Construction dated October 12, 2007. The case has been closed. 2) Therefore, Orbis S.A. applied to the Head of Małopolskie Voivodship for issue of a new decision concerning the perpetual usufruct. The case is pending action.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				the authority of first instance. On behalf of Orbis S.A., the case is defended by legal counsel Zofia Marcinkowska.
7. Proceedings for restitution of expropriated real property comprising plots I.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., I.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. Proceedings were suspended on the application dated November 17, 2008, filed by the Applicants, until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the agreement for perpetual usufruct (expiry of perpetual usufruct) on the plots concerned is considered. The case is defended by attorney Ryszard Błachut.
8. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at ul. Zagórna 1 in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 229 549.45	Application to the Self-Government Appellate Board (SKO) dated January 19, 2005	Applicant: Orbis SA Participant: State Treasury represented by the President of the city of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street (Hotel Solec) in Warsaw is unjustified (the fee was fixed at PLN 570 602.21 as of January 1, 2005), and that a lower amount of the fee is justified i.e. PLN 341 052.76. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as of January 1, 2005 a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 570 602.21), that is PLN 541 090.68, applies to the parties. As Orbis S.A.'s application was only partially allowed, on October 21, 2005 an objection was filed with the Common Court for determination that the annual fee for perpetual usufruct was set in an unjustified amount and that the applied percentage rate was incorrect. By virtue of the decision dated February 12, 2008, the Court admitted evidence by a court expert specializing in property affairs for purposes of determining the value of the real property. The court expert has prepared an opinion which has already been served on Orbis S.A. On November 13, 2008 the Regional Court in Warsaw rendered judgment and determined the amount of the annual fee at PLN 374 613.04. The judgment is not final. The President of the Capital City of Warsaw applied for substantiation of the judgment. The Defendant (State Treasury / President of the City of Warsaw) appealed against the judgment with the Court of Appeals in Warsaw. The appeal concerns costs of litigation. On February 16, 2009 Orbis S.A. filed a reply to the appeal. The remaining part of the judgment is final and binding. We are waiting for the remaining part of the judgment to be pronounced final and binding. The case has been closed.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.	PLN 128 712.25	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant): President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. On June 28, 2007, Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. Orbis S.A. awaits a decision to be issued by the Self-

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Government Appellate Board. No new developments in the case.
10. 6 proceedings are pending for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law. The majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67 200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45.1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous	July 2005 and the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant:: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the District Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which of statements filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. Other cases are suspended. These cases are defended by the Law Office of attorney Waldemar Gujski. On March 5, 2009 the Supreme Court dismissed the last-resort (cassation) appeal filed by the Plaintiff which means that in practice the dispute has come to an end and the employees' claims have been dismissed.
11. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. Some cases have been suspended. Other cases are pending. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on conditions arising from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.
12. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90 000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A, in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of Appeals. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on conditions arising from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.

31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

31.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which the Orbis Group is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Group pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.

(all amounts in PLN thousands, unless otherwise stated)

The Group attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below. Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board of Orbis S.A. Current responsibilities in the area of risk management are dealt with by special units established for this purpose by Orbis S.A. and other companies of the Group.

31.2 INTEREST RATE RISK

Companies of the Group are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of 2008 was related to borrowings. The risk related to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at December 31, 2008 per maturity, showing frequency of possible changes of interest rates:

Borrowings	**less than 6 months**	**6-12 months**	**1-5 years**	**more than 5**
Bank Handlowy w Warszawie SA and Société Générale SA Branch in Poland (main appointed arrangers) and Bank Zachodni WBK SA and Calyon (arrangers)	381 105	0	0	0
Kredyt Bank S.A.	42 880	0	0	0
Société Générale	9 738	0	0	0
Total liabilities encumbered with interest rate risk	**433 723**	**0**	**0**	**0**

Interest rates applicable to the existing indebtedness of the Company are listed in Note 24 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Group tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase / decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Group as at December 31, 2008 maximally by PLN 654 thousand.

31.3 CURRENCY RISK

The risk of changes in foreign exchange rates in 2008 (primarily EUR) is important for Orbis Group Companies due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency borrowings or borrowings denominated in a foreign currency.

The presentation currency of the Group is the Polish Zloty. The only Group company whose functional currency is not the Zloty is UAB Hekon (LTL). The functional currency of other Group companies is the Zloty.

In order to reduce the risk of its currency exposure, the Group seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

In 2008 the Group did not use any derivative instruments to curb the currency risk. The Group does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Group monitors exchange rates of EUR, CHF and GBP and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rates published by NBP for every quarter and hotel revenues priced in a foreign currency. According to our estimates, increase / decrease of EUR exchange rate by PLN 0.1 could result in increase / decrease of services sales revenues by approximately 1%. Differences produced by the same change in the value of CHF and GBP are insignificant for all sales revenues of the Group.

31.4 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in recent years thus bringing about a pressure on prices for hotel services. The travel agency market is highly fragmented resulting in significant competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on a destination,
- market environment in Poland and globally – economic development stimulates growing interest in hotel services, transport and tourism services due to a growing number of business trips and increasing willingness of tourists to travel,
- exchange rates - the EUR/PLN, CHF/PLN and GBP/PLN exchange rate represents a significant factor of price risk in hotel operations, and incoming and outgoing tourism. Low rate of exchange of EUR against the Polish currency translated into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic,
- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

The price risk is minimized by implementation of an active room availability management and yield management. It is not possible to forecast the impact of the risk on the financial results of the Group.

31.5 CREDIT RISK

The credit risk to which the Group is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to insurance agreements or insurance agents,
- creditworthiness of entities whose securities the Group purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover.

To minimize this risk, the Group cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Group, the risk related to its clients does not differ from the average credit risk on the Polish market.

The following table presents ratings of banks whose services the Group uses:

Rating	Issuer/Bank							
	Société Générale SA Branch in Poland	Bank Handlowy w Warszawie SA	Calyon SA Branch in Poland	Kredyt Bank	Bank Pekao SA	Bank Millenium SA	Bank Zachodni WBK SA	PKO BP
Fitch ST	F1		F1+	F1	F1	F1	F2	
S&P ST			A-1+		A-1			
Moody's ST		short-term deposits: in local currency: Prime-1, in foreign currency: Prime-1	Prime-1	P-1	P-1	P-2	P-1	P-1
Fitch LT	AA-	outlook for financial strength rating: stable	AA-	A	A	A	BBB+	
S&P LT	AA-	outlook for rating of long-term local and foreign currency deposits: stable	AA-		A			
Moody's LT	Aa2	rating of long-term local currency deposits:A2, rating of long-term foreign currency credits: A2	Aa1	A2	A2	A3	A1	deposits: in local currency: Aa2, in foreign currency: A2

Banks with which the Group cooperates and amounts of borrowings as at December 31, 2008 are described in Note 24 "Borrowings".

It is not possible to forecast impact of the risk's increase on financial results of the Group.

(all amounts in PLN thousands, unless otherwise stated)

31.6 LIQUIDITY RISK

The Orbis Group hedges liquidity through external long-term borrowings and by credit lines on current accounts.

The Orbis Group has under overdraft facility totaling PLN 48 913 thousand. In case of large investment projects included in the Group's development strategy, the Group uses a credit line.

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Group monitors financial liquidity based on the calculation of a debt-to-equity ratio and a current ratio.

The debt-to-equity ratio is calculated as a quotient of total long and short-term liabilities and total equity and liabilities.

The debt-to-equity ratio rose as at the end of 2008, predominantly due to the use of subsequent tranches of the fixed-term investment credit facility.

The current ratio is calculated as a quotient of current assets and short-term liabilities.

The current ratio is low. As at December 31, 2008, the Orbis Group reported net current liabilities of PLN 76 million. In the opinion of the Management Board of the Parent Company, financial liquidity is secure because in current liabilities, the amount of over PLN 24 million represents received prepayments for tourist and hotel services, which will in future increase the revenue and consolidated profit of the Group; property, plant and equipment classified as held for sale comprise means of transport that have been rendered inoperational within the frame of short-term rental and leases. The value of these means of transport is over PLN 3 million and these assets are relatively liquid. Furthermore, the level of unused credit lines in the Group stood at PLN 49 million (more information is provided in Note 24).

After elimination of the above values, the current ratio would be 1.00.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Total debt	689 279	566 325
Total equity	2 496 037	2 364 631
Debt-to-equity ratio	**27,61%**	**23,95%**

	As at Dec. 31, 2008	As at Dec. 31, 2007
Current assets	238 724	246 897
Current liabilities	314 843	269 116
Current ratio	**0,76**	**0,92**

The Group forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statements. Interest rates applicable as at December 31, 2008, were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

(all amounts in PLN thousands, unless otherwise stated)

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	176 469	223 617	100 990	
Trade liability expenses	81 915			
Other liability expenses	70 514	2 147		
Total expenses	**328 898**	**225 764**	**100 990**	**0**

Amounts presented above are in gross value (undiscounted).

32. CAPITAL MANAGEMENT

The objective of capital management is to secure the Orbis Group's ability to continue as a going concern, at the same time maintaining an optimal structure of financing that allows reducing the costs of capital involvement.

It is assumed that the Companies may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders in joint-stock companies, as well as by issuing new shares or raising the par value of already existing shares, or, in limited liability companies, by increasing the share capital by creating new shares or by increasing the par value of the existing shares.

In the period covered by these financial statements, the joint-stock companies of the Orbis group did not issue nor raise the value of shares.

The limited liability company Inter Bus Sp. z o.o. increased its equity. The "Acquisition of minority holdings" item of "Minority holdings" increased by PLN 33 thousand due to additional contributions to shares in the company PBP Orbis Sp. z o.o. (more information about it can be found in point 1.4.4 of the consolidated financial statements).

At the same time, in 2008, the Group reported net profit. An important element affecting the equity was the dividend for 2007 in the amount of PLN 18 431 thousand paid out by Orbis (proposed by the Management Board, taking into account the Company's need for funds in view of investments in progress).

In order to finance long-term investment projects that are bound to affect the Group's results over a longer time-horizon, the companies of the Group seek to use both own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel, tourism and transportation industry standards and specific features of the companies forming the Group.

The Group monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period. In 2008 return on equity fell down due to over a six-fold decline in net profit as compared to 2007 combined with a higher amount of dividend paid out to shareholders than in 2007.

	2008	2007
Net profit	26 112	154 198
Equity - opening balance	1 798 306	1 659 620
Equity - closing balance	1 806 758	1 798 306
Return on equity	**1,45%**	**8,92%**

The equity-to-non-current assets ratio is calculated as a quotient of the Group's equity and non-current assets. This ratio is kept at a very safe level of approx. 80%, which results from the fact that the Group finances new investment projects mainly with its own funds. However, while implementing the strategy of the Orbis Hotel Group, the Group

(all amounts in PLN thousands, unless otherwise stated)

plans to make a better use of the large investment credit facility made available to the Company, so as to derive more benefits from financial leverage, with the ratios still remaining at a safe level.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Equity	1 806 758	1 798 306
Non-current assets	2 252 073	2 106 989
Equity-to-non-current assets ratio	**80,23%**	**85,35%**

The capital analysis is supplemented by the debt-to-equity ratio presented in section 31.6 of the consolidated financial statements.

33. FUTURE CAPITAL COMMITMENTS

As at December 31, 2008, the Company Orbis S.A. was bound by non-invoiced capital commitments under executed contracts for refurbishment of basement of the Head Office building amounting to PLN 528 thousand. Future capital commitments of Orbis S.A. on account of contracts for preparation of a construction & working design, technical control services and performance of the function of substitute investor, and works connected with the construction of Etap hotels amounted to PLN 62 749 thousand as at December 31, 2008.

As at the balance sheet date, the Orbis Transport Group had future contractual commitments for the amount of PLN 8 049 thousand, arising from orders placed by the Parent Company for the purchase of cars for the purposes of future lease agreements.

As at the balance sheet date, the PBP Orbis Group had future capital commitments for the net amount of PLN 1 365 thousand plus VAT, arising under the contract signed with COMP Safe Support for, among others, installation of the Call Center application and the Novotel catalogue services system.

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in Note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements of the Group, the following major related party transactions were executed:

- with Accor Polska Sp. z o.o. (company related to Accor S.A.) - revenues amounted to PLN 2 027 thousand, including PLN 1 933 thousand under the management contract, while expenses totaled PLN 17 016 thousand, including PLN 16 988 thousand as license fee. During 12 months of 2007, revenues amounted to PLN 1 745 thousand, including PLN 1 735 thousand under the management contract, while expenses totaled PLN 16 427 thousand, including PLN 16 238 thousand as license fee. As at December 31, 2008 receivables under these transactions amounted to PLN 525 thousand, and as at December 31, 2007, they totaled PLN 729 thousand. Payables under these transactions totaled PLN 4 124 thousand as at December 31, 2008, whereas as at December 31, 2007 the company recognized payables to Accor Polska Sp. z o.o. amounting to PLN 4 002 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation system amounted to PLN 2 894 thousand, while during 12 months of 2007 they totaled PLN 2 640 thousand. As at December 31, 2008 no payables to Accor Centres de Contacts Clients were recognized, whereas as at December 31, 2007 they totaled PLN 385 thousand.
- with Accor S.A., expenses relating to the guarantee fee amounted to PLN 417 thousand, and during 12 months of 2007 they equaled PLN 389 thousand. As at December 31, 2008 payables totaled PLN 417 thousand.
- with Devimco (a company related to Accor S.A.), reported expenses amounted to PLN 116 thousand and capital expenditure totaled PLN 8 044 thousand. During 12 months of 2007, expenses amounted to PLN 118 thousand and capital expenditure stood at PLN 9 620 thousand. As at December 31, 2008,

(all amounts in PLN thousands, unless otherwise stated)

payables under the above transactions amounted to PLN 904 thousand and prepayments for capital expenditure totaled PLN 1 267 thousand. As at December 31, 2007, prepayments for capital expenditure stood at PLN 3 169 thousand while payables to Devimco amounted to PLN 716 thousand as at December 31, 2007.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Group and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

34.1 REMUNERATION OF MEMBERS OF ISSUER'S GOVERNING BODIES

	Orbis S.A.	subsidiaries, affiliates and associates
Management Board and Authorized Officers		
Jean-Philippe Savoye	1 405	0
Ireneusz Węgłowski	1 035	93
Yannick Yvon Rouvrais	1 046	256
Marcin Szewczykowski	658	176
Krzysztof Gerula	1 233	63
Alain Billy	101	0
Supervisory Board		
Claude Moscheni	61	0
Jacek Kseń	50	0
Erez Boniel	39	0
Michael Flaxman	50	0
Christophe Guillemot	39	0
Christian Karaoglanian	36	0
Artur Gabor	43	0
Elżbieta Czakiert	43	0
Jarosław Szymański	43	0
Andrzej Procajło	43	0
Post-employment benefits		
Krzysztof Gerula	141	0
Andrzej Szułdrzyński	12	0

34.2 SALES OF GOODS AND SERVICES

The following values concern subsidiaries and associates which are not consolidated, specified in Note 1.4.2, Orbis Casino Sp. z o.o., consolidated using the equity method, and Accor S.A.

	2008	2007
Net sales of services	**9 342**	**8 378**
- to companies of the Accor group	5 138	2 988
- to subsidiaries	487	2 061
- to associates	3 717	3 329
Total sales revenues	**9 342**	**8 378**

(all amounts in PLN thousands, unless otherwise stated)

34.3 PURCHASES OF GOODS AND SERVICES

The following values concern subsidiaries and associates which are not consolidated, specified in Note 1.4.2, Orbis Casino Sp. z o.o., consolidated using the equity method, and Accor S.A.

	2008	2007
Purchases of services	**18 951**	**20 158**
- from the the companies of the Accor Group	18 925	20 007
- from subsidiaries	26	151
- from associates	0	0
Cost of purchase of goods and services	**18 951**	**20 158**

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade receivables	**1 091**	**1 852**
- from the companies of the Accor Group	948	1 102
- from subsidiaries	109	537
- from associates	34	213
Other receivables	**1 169**	**1 152**
- from the companies of the Accor Group	1 166	1 152
- from associates	3	0
Total receivables	**2 260**	**3 004**
Trade payables	**5 502**	**4 682**
- to the companies of the Accor Group	5 502	4 682
Other liabilities	**459**	**0**
- to the companies of the Accor Group	459	0
Payables to the tax group	**26**	**54**
- to subsidiaries	26	54
Total liabilities	**5 987**	**4 736**

No provision for impairment of the presented receivables was created in the period under analysis.

35. EVENTS AFTER THE BALANCE SHEET DATE

- **Orbis S.A.** – on January 16, 2009, the Company disclosed an up-date to the strategy of development of the Orbis Group for 2009 -2011 (see: current report no. 3/2009). The up-date concerns a change in the projected financial result (EBITDA) of the Orbis Hotel Group for the year 2009 and cancellation of projections of financial results of the Orbis Group for the years 2010 and 2011.

- **Orbis S.A.** – on January 27, 2009 Fitch Ratings changed outlook on the Polish hotel company Orbis S.A. from stable to negative. The national long-term rating was affirmed at BBB+(pol), (see: current report no. 5/2009).

- **Orbis S.A**. – on January 28, 2009 Orbis S.A. filed with the First Mazowiecki Revenue Office a NIP-2 up-date form notifying that the Orbis Tax Group ceased to legally exist as of December 31, 2008. .

- **PKS Gdańsk Sp. z o.o.** – at the beginning of January 2009 the Company commenced to perform the contract for provision of regular transport services on the territory of the City of Gdańsk and neighboring communities. The contract was executed with the City Transport Office [*Zarząd Transportu Miejskiego*] in Gdańsk, acting on behalf of the Community of the City of Gdańsk. The contract was entered into for the period from January 1, 2009 to December 31, 2016. Performance of this contract should improve financial performance of the Company.

(all amounts in PLN thousands, unless otherwise stated)

- **Orbis Transport Sp. z o.o.** – on January 29, 2009 the Company signed an annex to the contract for the overdraft facility taken from Kredyt Bank S.A. The repayment date was deferred until January 30, 2010.

- **Orbis Transport Sp. z o.o.** - on January 30, 2009 the Company executed a bank borrowings agreement with the bank Société Générale S.A. Branch in Poland. The bank granted a short-term revolving loan of up to PLN 25 000 thousand to the Company. The loan repayment date was set for January 30, 2010. Also, the Company is not obligated to repay the entire amount of debt under the bank borrowings agreement with Société Générale S.A. that is in force until January 31, 2010.

- **PBP Orbis Sp. z o.o.** – on January 2, 2009 acting upon the application of the Management Board of PBP Orbis Sp. z o.o., the Supervisory Board approved new corporate organization by-laws and a new organizational structure of the Company.

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities.
Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

	2008	2007
Balance sheet change in receivables	**(34 616)**	**(22 136)**
non-current lease receivables	2 500	(149)
change in prepayments	(762)	(1 972)
change in prepaid PP%E	(623)	(1 493)
other	(159)	702
Change in the cash flow statement	**(33 660)**	**(25 048)**
Balance sheet change in liabilities except borrowings	**(11 857)**	**(910)**
investment liabilities	234	984
lease liabilities	754	168
change in liabilities in respect of prepayments for purchase of PP&E	0	3 500
accrued expenses and deferred income	6 526	1 882
other	1 759	2 064
Change in the cash flow statement	**(2 584)**	**7 688**
Other adjustments	**(10 151)**	**(26 777)**
adjustment of non-current assets	(10 035)	(26 093)
other	(116)	(684)
Change in the cash flow statement	**(10 151)**	**(26 777)**

37. OTHER INFORMATION

In 2008, the following tax inspections were conducted in companies of the Orbis Group:

Company	Inspection authority	Subject-matter	Results of inspection
Orbis S.A.	Revenue Office	CIT	Post-inspection recommendations complied with
Orbis S.A.	National Labor Inspectorate	Observance of the Labor Code, correct assessment of contributions	No penalties imposed, post-inspection recommendations complied with
	Social Insurance Institution [ZUS]	ZUS settlements	
Orbis Transport Sp. z o.o.	Revenue Office	CIT	Post-inspection recommendations complied with
PBP Orbis Sp. z o.o.	Social Insurance Institution [ZUS]	Correct and reliable manner of calculating ZUS contributions	Post-inspection recommendations complied with
PKS Tarnobrzeg Sp. z o.o.	Revenue Office	VAT	No penalties imposed, post-inspection recommendations complied with
	Chief Sanitary Inspectorate	Inspection of sanitary conditions	No penalties imposed, post-inspection recommendations complied with
	Voivodship Environment Protection Inspectorate	Verification of environmental protection requirements	No penalties imposed, post-inspection recommendations complied with
	Voivodship Trade Inspectorate	Check on the quality of sold fuels	No post-inspection recommendations
PKS Gdańsk Sp. z o.o.	Revenue Office	Examination of business partner's documents	No penalties imposed
	Fiscal Control Office	Correctness of privatization processes	No penalties imposed
	National Labor Inspectorate	Labor law issues	Post-inspection recommendations complied with
	Pomorskie Voivodship Road Transport Inspector	Compliance with the obligations as well as conditions arising from provisions of the Road Transport Act	Post-inspection recommendations complied with
	Sanitary and Epidemiological Station [SANEPID]	Sanitary control of stations and coaches	Post-inspection recommendations complied with

Orbis Group

Director's Report on the operations

as at December 31, 2008

Orbis

Director's Report
on the Operations of the Orbis Group
for 2008

Orbis

March 30, 2009

(all amounts are in PLN thousand, unless stated otherwise)

TABLE OF CONTENTS

1. DESCRIPTION OF THE COMPANY ORBIS S.A. ... 3

1.1 ORBIS S.A. BUSINESS ... 3
1.2 CORPORATE GOVERNANCE ... 5
1.2.1 Corporate Governance Declaration ... 5
1.2.2 Shareholders of Orbis S.A. ... 7
1.2.3 Governing Bodies of Orbis S.A. : the Management Board and the Supervisory Board ... 7
1.2.4 Rules of Procedure of the Governing Bodies of Orbis S.A. ... 8
1.2.5 Internal Control ... 8

2. COMPANIES FORMING THE ORBIS GROUP ... 9

2.1 COMPANIES FORMING THE ORBIS GROUP ... 9
2.2 DESCRIPTION OF CONSOLIDATED COMPANIES FORMING THE ORBIS GROUP ... 12
2.2.1 Hekon-Hotele Ekonomiczne S.A. ... 12
2.2.2 UAB Hekon ... 13
2.2.3 Orbis Kontrakty Sp. z o.o. ... 13
2.2.4 PBP Orbis Sp. z o.o. ... 13
2.2.5 Orbis Transport Sp. z o.o. ... 14
2.2.6 Orbis Casino Sp. z o.o. ... 15
2.3 CHANGES IN THE GROUP'S STRUCTURE ... 16

3. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS ... 17

3.1 EXTERNAL FACTORS ... 17
3.1.1 Macroeconomic Factors ... 17
3.1.2 Market Trends ... 18
3.1.3 Legal Environment ... 22
3.2 INTERNAL FACTORS ... 23
3.2.1 Investment Program of the Group ... 23
3.2.2 Employment and Payroll & Related Expenses ... 24
3.3 PROSPECTS OF THE GROUP'S DEVELOPMENT ... 24
3.3.1 Tourist Traffic Forecasts ... 24
3.3.2 Plans for Subsequent Periods ... 26

4. FINANCIAL RESULTS OF THE ORBIS GROUP ... 27

4.1 INCOME STATEMENT ... 27
4.2 OPERATING RESULTS OF LEADING GROUP COMPANIES ... 28
4.2.1 The Orbis Hotel Group ... 28
4.2.2 PBP Orbis Group ... 29
4.2.3 Orbis Transport Group ... 30

5. BALANCE SHEET OF THE ORBIS GROUP ... 31

5.1 DESCRIPTION OF BALANCE SHEET ITEMS ... 31
5.2 BORROWINGS ... 32

6. CASH FLOW STATEMENT ... 33

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS ... 33

7.1 PROFITABILITY RATIOS ... 33
7.2 EFFICIENCY RATIOS ... 34
7.3 FINANCIGN RATIOS ... 35

8. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD ... 36

9. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS ... 36

10. ASSESMENT OF DIFFERENCES BETWEEN FORECATED AND ATTAINED RESULTS ... 36

(all amounts are in PLN thousand, unless stated otherwise)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1 Orbis S.A. Business

The joint-stock company **Orbis Spółka Akcyjna** with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on registration of Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register registered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS), while amendments incorporated therein were registered by the Registry Court in Warsaw on December 13, 2007.
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at December 31, 2008, the structure of Orbis S.A. comprised 41 hotels operated by the Company and located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 323 rooms. Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn.

Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns seven hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated Orbis' by subsidiary, Hekon–Hotele Ekonomiczne S.A. The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

(all amounts are in PLN thousand, unless stated otherwise)

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (operator of 60 hotels altogether and manager of 3 properties). Apart from the above-mentioned companies, the Group also comprises hotels operating under the Ibis and Etap brands.

Chart 1: Hotel room structure per brand – The Orbis Group


Grupa Hotelowa Orbis
3%
2%
17%
29%
30%
4%
11%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN
Vilnius

Orbis S.A. Share Price

During the period from January 1 to December 31, 2008, the Company's share prices fluctuated between PLN 32.00 to PLN 70.00. The spread between the highest and the lowest price equaled PLN 38.00, that is 118.8% of the lowest quotation.

A downwards trend in the Orbis share price prevailed in the period concerned. Upwards trends were reported in the following periods: February 6, 2008 – February 18, 2008, July 22, 2008 – September 9, 2008 (with local corrections). On the last day of the analyzed period, i.e. on December 31, 2008, the Orbis share price stood at PLN 32.55. The average daily trading volume in Orbis securities equaled 45 017 shares in the period January – December 2008.

Chart 2. Orbis S.A. and WIG-20 index quotations during the period from January 1 to December 31, 2008


PLN
points
Orbis S.A.
WIG-20
74,0
71,0
68,0
65,0
62,0
59,0
56,0
53,0
50,0
47,0
44,0
41,0
38,0
35,0
32,0
29,0
3 700
3 500
3 300
3 100
2 900
2 700
2 500
2 300
2 100
1 900
1 700
1 500

(all amounts are in PLN thousand, unless stated otherwise)

1.2 Corporate Governance

1.2.1 Corporate Governance Declaration

Orbis S.A. complies with the of the rules of the „Code of Best Practices for WSE Listed Companies" available at http://corp-gov.gpw.pl/assets/library/polish/dobrepraktyki2007.pdf and at the seat of the Warsaw Stock Exchange.

In the current report no. 4/2008 the Company informed about non-compliance with certain rules of the „Code of Best Practices for WSE Listed Companies". The report is available at the Company's site www.orbis.pl.

Orbis S.A. refrained from complying with the following rules of corporate governance:

Rule No. II.1. Orbis S.A. will not comply with this rule, partially and permanently. The Company has a corporate website, yet it will not publish the information required under points 4), 6), 7), 10) and 11) of this rule on its website. This decision has been supported by a number of reasons, including the fact that disclosure obligations have been made more rigid as compared to the currently applicable legal regulations (points 4 and 10) and as compared to the present corporate practices of the Company (point 6 and 7), as well as by an unclear wording of these fragments of the Rule No. II.1 (points 7 and 10). Orbis S.A. declares that is shall consider a progressive introduction of appropriate corporate mechanisms, in particular involving putting in place additional organizational and technical means that would facilitate the application of the rules of corporate governance to the extent mentioned above. Furthermore, disclosure obligations imposed upon issuers (particularly points 6, 7 and 10) are new to a great extent, hence stretching in time the prospective implementation of these rules is additionally supported by the rationalization of costs related to their implementation.

Re.: II.1.4. – This fragment of the Rule No. II.1., entailing the obligation to publish materials related to the General Meeting on the website, imposes an earlier deadline (at least 14 days prior to the scheduled date of the General Meeting) for their publication as compared to the 8-day time limit set under the Regulation on Current and Periodical Reports. At present, the Company complies with the requirements imposed upon by the regulations of law and in its assessment, compliance with this fragment of the Rule No. II.1. requires matching changes to the operative schedules of the Company's governing bodies, so that the required extent of information can be published on time on the Company's website. Guided by the Rule No. II.1.4., the Company will make efforts to ensure that this information is made available to the investors as soon as possible. However, until then, the Company will continue to comply with the disclosure duties related to holding the General Meetings in line with the currently applicable legal regulations. The content of the relevant reports of the Company will be published on its corporate website.

Re.: II.1.6. – This fragment of the rule applies generally to new duties of the Supervisory Board (reporting duties), which have not been required under the former rules of corporate governance, which implies the need to introduce substantive changes in the program of the Supervisory Board's works. Moreover, on the basis of the content of this rule, it is difficult to define precisely the degree of detail in the Supervisory Board's reports as regards the work of the Board's committees and evaluation of the internal control system and risk management system. As regards the requirement to publish a report on the Supervisory Board's operations, the content of this rule is not correlated with the content of the Rule No. III.1. It must be noted that so far the Company did not comply with the Rule No. 28 (the former version of the corporate governance rules), which required submitance by the Board's committees of annual reports on their operations. The Company also informs herein about permanent non-compliance with the Rule No. III.8., since relevant internal regulations concerning the work of the Supervisory Board committees are not fully compliant with Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). The Company also declares partial non-compliance with the Rule No. III.1.

Re.: II.1.7. – The requirement to publish questions put forward by shareholders before and during the General Meeting, as well as responses to these questions on the corporate website requires implementation by the Company of procedures that are extraordinary and require substantial outlays. The content of this rule generally covers all maters on the agenda, which may apply to both organizational and substantive issues. Provision of substantive information lies within the Management Board's scope of powers. According to the applicable legal regulations, the Management Board is not under the duty to respond to shareholders' questions beyond the General Meeting. The Company foresees problems with establishing whether a given person putting forward a question prior to a General Meeting is a shareholder and, in consequence thereof, whether such question and the response thereto should be published on the corporate website. The above doubts give rise to apprehension that compliance with the Rule No. II.1.7. would rigidly formalize the Company's information policy. The Company declares, however, that it shall consider the possibility of putting in place appropriate internal procedures for the purpose of complying with this rule.

Re.: II.1.10. – Information concerning events leading to the acquisition or limitation of rights of a shareholder, which may constitute the basis for investment decisions (Rule No. II.1.10), are published by the Company in the form of reports, under circumstances defined in the regulations governing public trading in financial instruments. These reports are then published on the Company's corporate website. It must be noted that the informative value of the Company's website should be regarded as its supplementary feature, while investors should make decisions based on reports submitted in accordance with the Act on Public Offering and Terms and Conditions of Introducing Financial Instruments into an Organized Trading System and on Public Companies. The requirement to consider the website as the exclusive carrier of investor information about a group of events outlined very imprecisely under the Rule No. II.1.10., makes compliance with this rule very risky for the issuers. As regards point 10), the issuer is under the duty to qualify individual events as corporate events as well as other events of similar nature, to qualify such events as events that might affect the Company's share price (investment decisions) and to disclose them within an appropriate time limit.

Re.: II.1.11. – As regard the Rule No. II.1.11., at present the Company does not have a mechanism of obtaining and disclosure to the public of information concerning a relationship between a member of the Supervisory Board and a shareholder who holds shares representing not less than 5% of all votes at the General Meeting. The Company does nor permanently comply with the Rule No. III.2. Information concerning members of the Supervisory Board are available to the public only to the extent required under the applicable law.

Rule No. II.3. and Rule No. III.9. According to Polish Commercial Companies and Partnerships' Code, the powers of the Supervisory Board should be expanded by way of amending the Statutes. The powers of the Company's Management Board and the Supervisory Board are laid down in the Company's Statutes, which do not envisage the need to apply for the consent of the Supervisory Board for execution of an agreement or another transaction on account of the fact that the other party to the transaction is a related entity. On the other hand, the Statutes set forth such an obligation if the value of the transaction exceeds a specified amount. Besides the above-mentioned actions, the Management Board may also request the Supervisory Board's opinion or resolution on other matters. In the opinion of the Company, the present wording of the statutes is adjusted to the size of its organizational frame and its business. The Management Board of the Company does not intend to initiate amendments to the statutes as regards maters related above in the foreseeable future. In practice, the application of this rule is also hampered by a quite imprecise definition of the type of contracts, with respect to which such additional powers would be granted to the Supervisory Board. The criterion of considering that a contract is "significant" or "typical" or "executed on market terms" are very indefinite and may even give rise to differences in interpretation between the Management Board and the Supervisory Board. For reasons mentioned above, Orbis S.A. does not permanently comply with the Rule No. II.3. and Rule No. III.9. However, the Management Board of Orbis S.A. would like to emphasize that transactions with shareholders and other persons, whose interests affect the Company's interest, are executed with particular diligence.

Rule No. III.1. The Company does not permanently comply with this rule as regards point 1). The Company foresees compliance with this fragment of Rule No. III.1.1. in the future. At the moment, the Company's Supervisory Board does not see any possibility to expand the scope of its duties to include a permanent control over the functioning of the internal control system and the risk management system. The Supervisory Board will consider such a decision, also taking into account the allocation of tasks amongst the operative committees of the Board, in order to ensure that the control measures permit a regular annual evaluation of how these systems function in the Company.

Rule No. III. 2. and Rule No. III. 4. In the opinion of the Company, these rules impose stricter disclosure obligations upon members of the Company's Supervisory Board as compared to the previously applicable corporate governance rules relating to corresponding matters. The present wording of these rules does not eliminate doubts as to the degree of definiteness in defining the relationship between a member of the Supervisory Board and a shareholder, nor clarifies the notion of the conflict of interest, which were the basic reasons for non-compliance with the former version of these rules by the Company. Due to the Company's ownership structure, the absence of a precise definition of these issues in the code of best practices has a major bearing, if as a result of compliance with these rules some members of the Supervisory Board would not be able to participate in its works.

Rule No. III. 8. This rule applies to the tasks and functioning of Supervisory Board's committees. The Company did not declare compliance with the corporate governance rules in their former wording, relating to independent members of the Supervisory Board and internal committees with participation of independent Board's members. These rules have changed; hence the Company at present complies with the Rule No. III.6. and Rule No. III.7. However, the internal regulations governing the works of the Supervisory Board committees are not fully compliant with the Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). According to the Company's appraisal, compliance with the Commission Recommendation as regards the tasks and functioning of the Supervisory Board committees should be tantamount to application of the basic guidelines of this document. The degree of transposition of the Recommendation's guidelines should, however, be adjusted to the size of the Company's organizational structure and to the powers of the Supervisory Board, arising under the national law.

(all amounts are in PLN thousand, unless stated otherwise)

1.2.2 Shareholders of Orbis S.A.

The list of Orbis S.A. shareholders determined as at December 31, 2008, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's Shareholders at December 31, 2008

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. **(including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)**	**23 043 108**	**50,01%**
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	**10 326 519**	**22,41%**
Commercial Union OFE BPH CU WBK	**2 338 652**	**5,08%**

1.2.3 Governing Bodies of Orbis S.A. : the Management Board and the Supervisory Board

During the period from January 1, 2008 till December 31, 2008, the Company's governing bodies, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 2. The Company's governing bodies

Governing body	Function	Names of members
Management Board	President	Jean-Philippe Savoye
	First Vice-President	Krzysztof Andrzej Gerula (until June 11, 2008)
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Michael Flaxman
		Christophe Guillemot
		Erez Boniel
		Christian Karaoglanian
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło

Change in the Management Board

- Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. Management Board, submitted his resignation, in a letter dated June 9, 2008, from serving his function in the Management Board of Orbis S.A., effective as of June 11, 2008.
- On June 19, 2008, the Supervisory Board of the Company appointed members of the Management Board of the 7th tenure (see: current report no. 17/2008).

To the Company's knowledge, as at the date of the report, members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member President of the Management Board does not hold any Orbis S.A. shares

(all amounts are in PLN thousand, unless stated otherwise)

To the Company's knowledge, as at the date of the report, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Michael Flaxman does not hold any Orbis S.A. shares
4. Christophe Guillemot does not hold any Orbis S.A. shares
5. Erez Boniel does not hold any Orbis S.A. shares
6. Christian Karaoglanian does not hold any Orbis S.A. shares
7. Elżbieta Czakiert holds 511 Orbis S.A. shares
8. Artur Gabor does not hold any Orbis S.A. shares
9. Jarosław Szymański does not hold any Orbis S.A. shares
10. Andrzej Procajło does not hold any Orbis S.A. shares

1.2.4 Rules of Procedure of the Governing Bodies of Orbis S.A.

The Company operates pursuant to its Statutes, the latest consolidated text of which was determined by the Annual General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A no. 2475/2008).
The joint tenure of Management Board members is three years. The Supervisory Board appoints and recalls the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board. The ordinary management of the Company involves managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board require passing a resolution at a Management Board meeting. The detailed procedures of the Management Board's operations are be laid down in the By-Laws of the Management Board. The said By-Laws are adopted by the Management Board and approved by the Supervisory Board.
All actions affecting the Company's share capital as well as other actions of strategic nature, listed in the Company's Statutes (e.g. proposed payment of dividend) to be taken by the Management Board, require a prior consent of the Supervisory Board.
The joint tenure of Supervisory Board members is three years. With the exception of the three members elected by the Company's employees, members of the Supervisory Board are elected by the General Meeting of Shareholders. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member needs to be signed by one-fifth of all eligible employees. In accordance with the provisions of the Statutes, the Supervisory Board has adopted its By-Laws defining the Board's organization and detailed procedures of its operations.
The Annual General Meeting of Shareholders is convened by the Management Board of the Company within six months following the end of each financial year. The Extraordinary General Meeting of Shareholders is convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital. A General Meeting of Shareholders is valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital. Resolutions of the General Meeting of Shareholders are adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority. A resolution is deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes are not taken into account. Each share carries one vote at the General Meeting of Shareholders.
The powers of the General Meeting of Shareholders include, among others, amending the Company's Statutes, alteration of the Company's core business, examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year, adopting a resolution concerning distribution of profits or coverage of losses, merger, division or transformation of the Company as well as winding-up and liquidation of the Company. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property does not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000. Pursuant to the provisions of the Statutes, the General Meeting of Shareholders has adopted its By-Laws defining in detail its rules of procedure for the meetings.

1.2.5 Internal Control

The internal control system in place in the Orbis Hotel Group is based on functional control exercised by its management in respective hotels and other units of the Group . This control relies on operational procedures as well as control and supervision procedures, implemented in organizational units of the Group. Risk management in respect of preparation of financial statements incorporates self-assessment by internal control exercised by the Internal Audit Teams of the companies. The internal control system covers major processes in the Group, including those areas that

(all amounts are in PLN thousand, unless stated otherwise)

affect, directly or indirectly, correctness of financial statements. Internal audits are carried out upon request, and to the extent determined by, the Management Board and in consultation with the Audit Committee appointed from amongst the Supervisory Board members.

2. COMPANIES FORMING THE ORBIS GROUP

2.1 Companies forming the Orbis Group

As at December 31, 2008, the Orbis Group comprised the following commercial law companies:

Table 3. Companies forming the Orbis Group – subsidiaries and associates.

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent capital in the no. of voting rights at the GM	Business operations
Parent company				
Orbis S.A. Warszawa	517 754	-	-	Hotel services, food&beverage services
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warszawa	300 000	100,00	100,00	Hotel services, food&beverage services
Orbis Transport Sp. z o.o. Warszawa	35 167	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warszawa	24 667	95,08	95,08	Travel agent– retail agent & tour operator
WT WILKASY Sp. z o.o. Wilkasy	1 650	100,00	100,00	Hotel services, food&beverage services, leisure
Orbis Kontrakty Sp. z o.o. Warszawa	100	80,00	80,00	Organization of purchasing for hotels managed by shareholders
Direct associates				
Orbis Casino Sp. z o.o. Warszawa	4 800	33,33	33,33	Casinos and game parlors
Affiliates				
Orbis Transport Sp. z o.o. Warszawa	35 167	0,17	0,17	Passenger transport, rent and lease of vehicles
PKS Gdańsk Sp. z o.o. Gdańsk	15 200	99,05	99,05	Transport
UAB Hekon Vilnius	9 383	100,00	100,00	Hotel services, food&beverage services
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	7 952	99,05	99,05	Transport
Capital Parking Sp. z o.o. Warszawa	553	99,05	99,05	Rent of parking lots and cars
PMKS Sp. z o.o. Tarnobrzeg	2 878	70,82	70,82	Municipal bus transportation
Orbis Kontrakty Sp. z o.o. Warszawa	100	20,00	20,00	Organization of purchases for hotels managed by shareholders
Inter Bus Sp. z o.o. Warszawa	460	99,05	99,05	Coach transport

(all amounts are in PLN thousand, unless stated otherwise)

The investment portfolio of Orbis S.A. comprises investments of strategic and commercial nature.

The strategic portfolio comprises shares and interest in the following companies:

a) **Hekon–Hotele Ekonomiczne S.A.** – hotel operator managing hotels that operate under three Accor brands: eight Ibises, seven Etaps, two Novotels and one Mercure hotel. The Company also manages one Ibis hotel in Warsaw. Moreover, Hekon-Hotele Ekonomiczne S.A. established a single-shareholder company named UAB Hekon, founded under the Lithuanian law and having its registered address in Vilnius, to operate the Novotel Vilnius Hotel. The financial standing of Hekon-Hotele Ekonomiczne S.A. is stable. Hotels report a growth in sales in the setting of high operating efficiency.

b) **Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.** - daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position.

c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) by Orbis S.A. together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The commercial portfolio consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.** - a company founded in 1989 and at present running 10 casinos and 5 game parlors. Orbis Casino remains a leading-edge company on the market of gambling, mutual bets and slot machines. The financial standing of the company is stable.

b) **Wioska Turystyczna WILKASY Sp. z o.o.** - a company running a leisure & recreation center. The company offers accommodation and food&beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt-for-equity swap or in companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.

Other companies of the Group also have minor holdings in various companies, which are not listed in Table 1, further described in a greater detail in this Report.

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 498 787 thousand as at the reporting date. The same item at the carrying value amounted to PLN 496 119 thousand. The shares and interests held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o. and Walewice Sp. z o.o. are fully written-down and their carrying amount equals zero as at December 31, 2008.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 3. Graphic presentation of the organizational structure of the issuer's Group and information concerning links within the Group.*


ORBIS Spółka Akcyjna
parent company
SUBSIDIARY COMPANIES
ASSOCIATED COMPANIES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33.33%
20.00%
Orbis Kontrakty Sp. z o.o.
80.00%
PBP ORBIS Sp. z o.o.
95.08%
0.17%
70.82%
PMKS Sp. z o.o.
PKS Tarnobrzeg Sp. z o.o.
99.05%
Orbis Transport Sp. z o.o.
98.88%
PKS Gdańsk Sp. z o.o.
99.05%
Inter Bus Sp. z o.o.
99.05%
Capital Parking Sp. z o.o.
99.05%
WT Wilkasy Sp. z o.o.
100%

* % beneficial interest in subsidiaries is calculated taking into account the % stake of Orbis S.A. in direct subsidiaries.

(all amounts are in PLN thousand, unless stated otherwise)

2.2 Description of consolidated companies forming the Orbis Group

Apart form the financial statements of Orbis S.A., the consolidated financial statements of the Orbis Group comprise:

- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- financial statements of the PBP Orbis Group and financial statements of the ORBIS Transport Group, which have been fully consolidated,
- financial statements of the associate company Orbis Casino Sp. z o.o. consolidated using the equity method.

2.2.1 Hekon-Hotele Ekonomiczne S.A.

The company **Hekon – Hotele Ekonomiczne S.A.** was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

Hekon-Hotele Ekonomiczne S.A. has a sole shareholder holding 100% of the company's shares, i.e. Orbis S.A.

The **scope of the company's business operations** covers:
- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In the in the year 2008, the **Company's governing bodies**, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 4. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Jean-Philippe Savoye (from 26.06.2008)
		Yannick Yvon Rouvrais (till 25.06.2008)
	Member	Yannick Yvon Rouvrais (from 26.06.2008)
		Marcin Szewczykowski (from 26.06.2008)
Supervisory Board	Members	Ireneusz Węgłowski (from 26.06.2008)
		Stefan Potocki (from 26.06.2008)
		Noel Chretien (from 26.06.2008)
		Jean-Philippe Savoye (till 25.06.2008)
		Krzysztof Gerula (till 25.06.2008)
		Marta Kuniszyk (till 25.06.2008)

Hekon Hotele Ekonomiczne operates 18 hotels located in 8 towns and cities in Poland, operating under the Ibis (8), Etap (7), Novotel (2) and Mercure (1) brands. Additionally, the Company manages the Ibis Stare Miasto hotel in Warsaw under the management contract.

The company Hekon – Hotele Ekonomiczne S.A. is a parent company of a single-shareholder company established under the laws of Lithuania under the name of UAB Hekon. The company is described in point 2.2.2.

Table 5. Shares and interest in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-à-vis Hekon-Hotele Ekonomiczne	Business operations
UAB Hekon, Vilnius	100.00%	subsidiary	Hotel services, food&beverage services
Orbis Kontrakty Sp. z o.o., Warszawa	20.00 %	associate	Organization of purchasing

(all amounts are in PLN thousand, unless stated otherwise)

2.2.2 UAB Hekon

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number UĮ 03-12. The company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.

No Management Board or Supervisory Board has been appointed in the company. Since November 2003, the function of the managing director has been performed by Mr. Yannick Rouvrais.

UAB Hekon does not hold any shares or interests in other companies.

2.2.3 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o.o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].

As at December 31, 2008, the **Company's shareholders** were as follows:

Table 6. Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	80.00%
Hekon-Hotele Ekonomiczne S.A.	20.00%

Core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.

The Company did not appoint the Supervisory Board.

In the in the year 2008, the **Company's governing bodies**, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 7. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Yanick Rouvrais
	Member	Krzysztof Gerula (untill August 27, 2008)
	Member	Ireneusz Węgłowski
	Member	Marcin Szewczykowski (from August 27, 2008)

2.2.4 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000046253.

As at December 31, 2008, the **Company's shareholders** were as follows:

Table 8. Company's shareholders

Shareholder	*Share in the share capital*
Orbis S.A.	95.08%
Biuro Podróży „Zbigniew"	0.01%
Other (448 natural persons)	4.91%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the **Company's business operations** includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings, conferences and other special events,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- provision of hotel and food&beverage services, including ancillary services.

In the in the year 2008, the **Company's governing bodies**, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 9. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Andrzej Studnicki
	Vice-president	Jerzy Sułowski (until September 15, 2008)
	Member	Alojzy Mojzych (from September 15, 2008)
	Member	Marta Kuniszyk
	Member	Paweł Lewandowski
	Member	Paweł Szczepański
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy-chairman	Stefan Potocki
	Member	Marcin Szewczykowski (from June 18, 2008)
	Member	Iwona Roszewska-Podniesińska (till June 16, 2008)
	Member	Justyna Burzyńska-Pasierbska

As at the reporting date, the organizational structure of the Company included 20 units around Poland, including the Head Office.

As at December 31, 2008, the Company held shares in the following domestic and foreign companies:

Table 10. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-a-vis PBP Orbis	Business operations
Dom Polski a.s. (Czech Republic)	1.00%		Cultural and educational
First Travel GmbH (in liquidation) Düsseldorf	1.00%		Travel agent
Orbis Transport Sp. z o.o. Warsaw	0.18%		International coach transport, car rent
Tarnowska Agencja Rozwoju Regionalnego	0.03%		Publishing house

2.2.5 Orbis Transport Sp. z o.o.

Orbis Transport Sp. z o.o. was founded on July 1st, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337

As at December 31, 2008, the **Company's shareholders** were as follows:

Table 11. Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	98.88%
Chrobot Reisen	0.18%
PBP Orbis Sp. z o.o.	0.18%
Other (183 natural persons)	0.74%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the **Company's business operations** includes, above all:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

In the in the year 2008, the **Company's governing bodies**, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 12. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-President	Jerzy Majewski
	Member	Paulina Mazurkiewicz-Kurek
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Marcin Szewczykowski
		Stefan Potocki
		Magdalena Wrona

The organizational structure of the Company comprises: the International Coach Transport Branch formed in March 2008 and two operating departments within the Company, i.e. the long-term Hertz Lease department and short-term Hertz Rent a Car department (with 20 Car Rental Outlets) as well as the Head Office and the Financial Department.

As at the end of the reporting period, the company held shares in the following business units forming the **Orbis Transport Group**:

Table 13. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-a-vis Orbis Transport	Business operations
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100.00%	subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100.00%	subsidiary	Bus transport
Capital Parking Sp. z o.o. Warszawa	100.00%	subsidiary	Parking services
Inter Bus Sp. z o.o. Warszawa	100.00%	subsidiary	Sale of coach tickets
PMKS Tarnobrzeg Sp. z o.o.	71.50%	beneficial ownership	Municipal bus transport

2.2.6 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As at December 31, 2008, the **Company's shareholders** were as follows:

Table 14. Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of **business operations** of the Company includes predominantly:

- activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

In the in the year 2008, the **Company's governing bodies**, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 15. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Sandra Kabilijagić (from September 15, 2008)
	President	Jacek Sabo (from July 9 to September 14, 2008)
	President	Jacek Kosiński (to July 8, 2008)
	Members	Zofia Maruszyńska
		Jacek Sabo (to July 8 and from from September 15, 2008)
		Marcin Krupowicz (from July 9 to September 14, 2008)
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the company operated 10 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each: Sopot, Szczecin, Katowice, Cracow, Gdańsk and Poznań), two in other locations, as well as 5 slot machine parlors.

As at December 31, 2008, the Company held shares in two other companies:

Table 16. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Business operations
Bingo Centrum Sp. z o.o.	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o.	22.22%	Activities connected with games of chance, mutual bets

2.3 Changes in the Group's Structure

The changes that occurred in the ownership structure of the Orbis Group in the reporting period consisted in:

Information concerning changes in the Group's structure:

- **Capital Parking Sp. z o.o.** – registration in the National Court Register, on January 22, 2008, of the share capital of the company increased up to PLN 553 thousand by way of creating 106 new shares with a nominal value of PLN 500 each. All newly-created shares were acquired by the company's shareholder Orbis Transport Sp. z o.o.
- **PKS Gdańsk Sp. z o.o.** – registration in the National Court Register, on March 28, 2008, of the share capital of the company increased up to PLN 15 200 thousand. New 1 460 shares of PLN 500 each (total amount of PLN 730 thousand) were acquired by the company's shareholder Orbis Transport Sp. z o.o. by making a contribution of two coaches.
- **PMKS Sp. z o.o.** – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1 058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with a nominal value of PLN 1 058 thousand, accounting for 60% shares in the company's share capital. On June 25, 2008, as a result of the increase in the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1 000 new shares in the company with a nominal value of PLN 1 000.00 each. Consequently, PKS Tarnobrzeg Sp. z o.o. holds

(all amounts are in PLN thousand, unless stated otherwise)

2 058 shares in the share capital of PMKS Sp. z o.o., which accounts for 71.5% share in the share capital. The increase of the share capital was registered in the National Court Register on July 25, 2008

- **Orbis Polish Travel Bureau Inc.** - on April 23, 2008, PBP Orbis Sp. z o.o. acquired 7½ shares in the company Orbis Travel Bureau Inc. in New York, which brought about an increase in the shareholding of PBP Orbis Sp. z o.o. in the share capital of Orbis Travel Bureau Inc. up to 100%. On May 21, 2008, PBP Orbis Sp. z o.o. executed a contract of sale of all shares in the subsidiary Orbis Polish Travel Bureau Inc., with its registered address in New York. The transaction was closed on July 25, 2008.
- **Inter Bus Sp. z o.o.** – on June 30, 2008 the share capital of the company Inter Bus Sp. z o.o. was increased from PLN 51 thousand to PLN 460 thousand by way of creating 818 new shares with a nominal value of PLN 500 each. Orbis Transport Sp. z o.o. acquired all new shares and paid for them in cash on July 1, 2008. The increase in the share capital was registered in the National Court Register on July 22, 2008.
- **AutoOrbisBus Sarl** – the company in which Orbis Transport Sp. z o.o. held 100% shares was wound up. The company was removed from the French Commercial Register on August 26, 2008.
- **PBP Orbis Sp. z o.o.** – on November 20, 2008, the Extraordinary Meeting of Shareholders of PBP Orbis Sp. z o.o. passed resolutions concerning additional contributions to the share capital of the company amounting to 78% of the value of their holdings. The deadline for these contributions was set for December 15, 2008. Pursuant to amended Articles of Association of the Company, in case of failure to make such a contribution, a mandatory redemption of shares is allowable.

3. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

3.1 External Factors

3.1.1 Macroeconomic Factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. The growth in gross domestic product in 2008 amounted 4.8%, against 6.7% growth last year (Source: Central Statistical Office (GUS)).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming traffic department and the Rent a Car segment. In 2008, after relevant strength appreciation of the Polish Zloty against foreign currencies during the first three quarters of 2008 we witnessed a weakening at the end of period. According to data of the National Bank of Poland, in 2008 the average EUR/PLN rate was PLN 3.5166 and was lower than the average EUR/PLN rate in 2007 by 7.0%.

Tourist traffic. The year 2008 witnessed a correlation of two unfavorable factors: introduction of visa requirement for Poland's eastern neighbors, i.e. countries which are not in the Schengen area coupled with the first symptoms of problems in the second quarter of the year, which then grew into a full-blown financial crisis on a global scale. On the basis of initial figures for 2008, the Institute of Tourism estimates that the number of foreign arrivals into Poland totaled 60 million (by 9.0% less than in 2007). The number of tourist arrivals during the same period is estimated at approx. 13 million (by some 13.0% less than in 2007). In the first quarter, the drop in the number of foreign non-resident visitors is estimated at 10%, of which the decline in tourist traffic is approx. 9%. In the second quarter, the volume of the corresponding traffic dropped by 8% and 11% respectively, while in the third quarter, by 7% and 16%. In the fourth quarter, the drop in the number of arrivals was greater and totaled 14%, the drop in tourist arrivals was on the same level as in the third quarter.

Chart 4. Total arrivals and tourist arrivals during years 2007 and 2008 (data in million)


Przyjazdy ogółem (mln)
1,4
10,9
13,1
2,7
38,1
1,3
6,7
14,7
2,6
34,7
Reszta świata
Sąsiedzi spoza Schengen
Nowa UE
pozostałe kraje 15 UE
Niemcy
2007 rok: razem 66,2 mln
2008 rok: razem ok. 60 mln
Przyjazdy turystów (mln)
1,3
4,0
1,9
2,5
5,3
1,3
2,7
1,9
2,3
4,8
Reszta świata
Sąsiedzi spoza Schengen
Nowa UE
pozostałe kraje 15 UE
Niemcy
2007 rok: razem 15 mln
2008 rok: razem ok. 13 mln

Source: Estimates by the Institute of Tourism

Reszta świata – The rest of the world
Sąsiedzi.... – non-Schengen neighbors
Nowa UE – New EU member states
Pozostałe kraje ... – Other countries of the EU-15
Niemcy – Germany
Razem – total

3.1.2 Market Trends

The Hotel Market

Business trend surveys, conducted by the Central Statistical Office (GUS), based on surveys conducted amongst entrepreneurs which focused on demand on the market, employment, business barriers, economic and financial factors determining the activities as well as anticipated investment expenditure of companies and price levels indicate a deterioration of the general business climate index versus the comparable period of the past year.
In 2008 the hotel market in Poland experienced negative impacts, such as the fluctuations of the EUR exchange rate, troubles at the US financial markets, which also impacted other countries, including European countries, reduction of the GDP growth rate and unfavorable outlook as to the future, large sports events taking place beyond our country. Positive factors involved: optimistic projections concerning the capacity for development of the hotel industry in connection with the organization of the Football Championships EURO 2012, developing contacts with countries of the European Union and the world, entry into the Schengen area. The chart below clearly depicts the consequent up and down fluctuations of the business climate index as well as the visible drop of the mood related to the general economic crisis.

Chart 5. Business trends in the service market, section H (Hotels and restaurants) – details for 2007 and 2008


Ogólny klimat koniunktury
Sprzedaż usług
Ogólna sytuacja jednostek

Source: Central Statistical Office (GUS), available at: www.intur.com.pl

Ogólny klimat... – general business climate
Sprzedaż usług – provision of services
Ogólna sytuacja..... – general condition of companies

At the same time, the hotel market experienced a clear growth in the number of tourists from Poland. It is certainly one of the factors that impacted the proportion between the domestic and foreign hotel guests, also in the Orbis Hotel Group. The second important factor is the growing popularity of economy hotels, which are a relatively new product on the Polish hotel market .

Chart 6. Polish and foreign tourists in collective accommodation establishments (incl. a forecast until 2013)


mln
Cudzoziemcy
Mieszkańcy Polski

Source: Central Statistical Office (GUS), estimates by the Institute of Tourism (XII 2008)

Cudzoziemcy– foreigners
Mieszkańcy Polski - residents of Poland

In 2008, the hotel markets in Poland where the hotels of the Orbis Hotel Group are located did not experience any changes that would substantially reduce or increase the group hotels' market share at particular markets. Noteworthy events of the period include opening of four one-star Etap hotels belonging to the Orbis Hotel Group, i.e. the Etap Bronowice hotel in Cracow (120 rooms), Etap Centrum hotel in Katowice (124 rooms), Etap Wrocław Południe hotel in Wrocław (109 rooms) and Etap Stadion hotel in Wrocław (122 rooms). Moreover, following modernization, the four-star Grand Hotel in Warsaw, operating under the Mercure brand, was partially reopened to guests (158 rooms).

(all amounts are in PLN thousand, unless stated otherwise)

Travel agent's market

In 2008 the operations of the PBP Group focused on three main 3 segments:

- foreign outgoing traffic,
- foreign incoming traffic,
- travel services.

Foreign outgoing traffic. The beginning of the year 2008 brought a continuation of good market trends in Poland. The Polish currency grew in value versus the EUR and the American dollar. Both these factors boosted foreign outgoing traffic. The tourist&leisure travel market, particularly the airline tours market, was developing particularly rapidly. The rising tendency as regards the average trip price was observed in the first half of 2007. It reflected a change in the preferences of Poles, who are more and more eager to rest in hotels of a higher standard and in countries that are considered more expensive. Such trend was further boosted by strong Polish Zloty and growth of salaries in Poland. In the second half of the year, the impact of the worldwide economic crisis became noticeable. The Internet became the greatest competitive player for travel agents. Clients more and more frequently opted for direct purchase of offers that did not include transportation, with the exclusion of agents and so the distribution of offers by web-based companies was on the rise. Web-based travel agents reported a high growth rate. Web sales of ORBIS Travel offers was launched in the 3rd quarter of 2008. Offers are available at: www.traveltime.pl and www.orbistravel.pl .

Foreign incoming traffic. The strengthening of the Polish zloty on the Polish market against other currencies in the first half of the year was a significant adverse factor in this tourist market segment in 2008 that had a highly negative impact on revenues from sale of summer offers. The purpose of travel has changed as well in the segment of incoming traffic. The number of transit trips and shopping trips diminished in connection with traffic barriers at Poland's eastern borders. The volume of family & friends' trips as well as business trips remained at past year's level. The number of visits for purely tourist/leisure purpose grew (up to 3.1 million), the majority of which involved short stays at budget price. The remaining purposes of travel, such as: medical, religious or educational were quite rare, although the segment of medical & prophylactic tourism is developing. Trends that were decidedly unfavorable for foreign incoming traffic tour-operators included more and more frequent omission of agents' services in the process of trip organization and purchase of offers via the Internet. This applies to both individual clients and foreign travel agencies that book services directly with accommodation establishments and arrange provision of additional tourist services on their own account.

Travel services.
Low-cost airlines evidently strengthened their position at the travel services market. According to the figures published by the International Air Transport Association, low-cost airlines control 33% of domestic passenger carriage and 20% of international passenger carriage. A dynamic growth in sales of tickets by airlines and tourist websites via the Internet was a tendency observable on the retail sales market. This phenomenon intensified particularly when airlines completely ceased to issue traditional tickets and replaced them with e-tickets. In consideration of prevailing market trends, Orbis Travel launched the Internet on-line sales of air tickets.

In the first half of 2008, the corporate travel market continued to develop dynamically which was attributable to good standing of companies that increase their business trips budgets, without any impact of the worldwide financial crisis. Inopportunely, at the end of 2008 the growth rate of ticket sales retracted on all the markets, i.e. on the airline, railway, ferry or coach ticket markets. The reason for such a trend reversal were cost-curbing measures of restraints upon business travel by large and small companies in view of the worldwide economic crisis which began to reach Poland.

In the reporting period, the coach tickets market reported a negative growth rate, which mirrors the trend that emerged a few years ago when low cost air routes were launched. On the other hand, favorable economic conditions were conducive to the growth in the number of trips made by railway, and this trend should continue to prevail. Nevertheless, retail railway tickets sales are becoming less and less attractive for travel agents due to growing sales of railway tickets via the Internet. i.e. a sales channel that is taking over a growing share of the passenger railway transport market.

Transport Services Market

Operations of the Orbis Transport Group focuses on a number of transport services segments:

- international coach transport,
- national and local coach transport,
- fleet management (CFM services),
- short-term rental (Rent a Car).

International coach transport. The Group's parent company (Orbis Transport Sp. z o.o.) is one of the segment leaders in Poland.

(all amounts are in PLN thousand, unless stated otherwise)

Following growth trends in the years 2004/2005, the coach transport segment reports a decline in sales related to the end of outgoing travel boom after Poland's accession to the European Union.
Main reasons behind the drop in the number of passengers include:

- Expansion of low cost airlines mirrored in an increase in the number of new low cost air carriers, number of local air routes and flight frequency (several flights from a given airport to various towns in Great Britain every day). The number of seats offered for sale every day by low cost airlines by far exceeds the number of seats in coaches leaving Poland and coming to Poland. Low cost airlines are estimated to have taken over approx. 30% of passengers from coach carriers, particularly on routes to Great Britain and Ireland.
- Stabilization of the wave of economic migration, particularly to Great Britain and Ireland.
- Considerable enlargement of transport offering of competitive players.

The transport services market is characterized by a relatively low entry threshold, resulting in over-supply of services. Competition in this business segment consists predominantly in recruitment of ticket sales agents by way of offering higher commissions, which significantly curbs profitability.
The Group conducts ongoing analyses of profitability of particular lines, responding flexibly to changes, and tries to streamline its own and outsourced sales channels.

National and local coach transport. In pursuance of the adopted investment strategy of purchases of state-owned coach transport companies, Orbis Transport entered the local coach transport market. Potential capacity of two transport subsidiaries (PKS Tarnobrzeg and PKS Gdańsk) is also used to supplement international lines. Expansion of the offer by adding local lines will facilitate market expansion and diversify international transport risk.
Main external factors with impact on development of this business include: growing competition on the part of small carriers, deficit of drivers resulting in a strong remuneration pressure and a declining number of passengers on local and long-distance lines.

Car Fleet Management (CFM). Orbis Transport Sp. z o.o. is engaged in a long-term car rental activities based on the Franchising Agreement executed with the company Hertz International, operating under the trade name Hertz Lease.
So far, the CFM branch was growing very dynamically. The number of clients was growing, more and more enterprises took the decision to outsource the vehicle fleet and were more eager to commission management of their car park to external companies. Orbis Transport Sp. z o.o. was one of the first companies on the Polish market to offer its partners comprehensive solutions in the area of long-term rental and fleet management, providing highest quality services to Polish and international companies and institutions since 1996. Profound experience acquired during this period allowed to devise most effective service standards and precise rules of procedure in servicing vehicles, depending on the needs of clients originating from various sectors of the economy. Consequently, today the company ranks as one of Polish leaders in the long-term rental (full service leasing). With 2.6% share on the CFM market, assessed at approx. 113.6 thousand cars, Orbis Transport Sp. z o.o ranks as the 16th major long-term rental company in Poland (according to research conducted by the FLOTAMonitor Institute for Fleet Market Analyses).

In 2009 the pace of growth of this segment may decline a little as a result of reduction of car fleets by clients due to the financial crisis. Given the system of replacement of on average 30% of the client's fleet per annum under the CFM system, the total reduction of the client's fleet by 10% means a reduction of orders by 1/3 throughout the year, while the reduction of the entire fleet by 30% means that there would be no orders during 2009. On the other hand, some companies what had so far financed car fleet purchases on their own may, due to restrictions in the access to capital in 2009, consider using outsourcing and opt for full service leasing. Thus, such companies would be able to divert the available funds for „core business".

Short-term rental (Rent a Car). Orbis Transport Sp. z o.o. is also engaged in car rental operations under the Franchising Agreement with the company Hertz International Ltd., one of the leading Rent-a-Car companies worldwide.

The year 2008 did not bring any changes to the relatively stable Rent-a-Car market in Poland. According to estimates as at the end of 2008, despite a growing competition Orbis transport remains one of the leading companies of the Rent-a-Car market in Poland. Orbis Transport Sp. z o.o. maintains its 25%-30% share of the business customer market. Strengthening of the Polish Zloty during the first three quarters of 2008 depleted the revenues in the Polish currency despite an increased number of transactions as compared t the past year. In addition, the car rental market in Poland was adversely affected by the economic crisis in the third and fourth quarter of the year. Troubled international markets and progressive reduction of the volume of traffic of search of work stopped the expansion of low-cost airlines, which forced many low-cost carriers to close-down their connections with Poland. This development has also affected Ryanair, the strategic partner of Hertz in Poland, which closed down the least expensive flights to some cities in Poland as at the end of 2008. Therefore, a reduction of sales is to be expected in 2009, further aggravated by cost-curbing measures introduced by companies in connection with the crisis, such as: reduction of business travel or further restraints upon investments. In response to such new market developments, the company actively searches for new clients, particularly amongst clients of leasing companies that refrain from renewing long-term contracts, restructuring of the fleet and the greatest possible reduction of operating costs.

(all amounts are in PLN thousand, unless stated otherwise)

3.1.3 Legal Environment

The following legislative acts of significance for business operations of the Orbis Group were promulgated in 2008:

- On February 1, 2008, the ordinance of the Minister of Labor and Social Policy of January 29, 2008 amending the ordinance on performance of work by foreigners without a work permit (Official Journal „Dz. U." No. 17, item 106) came to force. The amendments consisted, among others, in extension of the period of performance of work by foreigners on the territory of the Republic of Poland without a necessity to obtain a work permit, allowable in case of foreigners who are not: citizens of any EU member state, citizens of any European Economic Area state that does not belong to the European Union, or citizens of the Confederation of Switzerland, who serve in management boards of legal persons, entered in the register of business operators pursuant to the provisions on the National Court Register.
- On February 27, 2008, the ordinance of the Minister of Infrastructure of February 15, 2008 concerning granting of powers and professional licenses in the area of real estate management (Official Journal "Dz. U." No. 31, item 189). The Ordinance specifies, among others, the manner of maintenance of central registers of property experts, real estate agents and real estate administrators. This Ordinance indirectly applies to those situations in which Orbis S.A. manages, under management contracts, real estate of other entrepreneurs and to the preparation of real estate appraisals.
- The Act of March 18, 2008 on amendments to the Accounting Act was promulgated in the Official Journal „Dz. U." No. 63 item 393. The Act amends, among others, certain definitions of Article 3 of the Accounting Act, such as parent company, subsidiary company, affiliate, associated company, capital group. Furthermore, definitions of a parent company of a lower and higher level are added. Also, the Act changes, among others, the title of Chapter 6 to read: "Consolidated financial statements of the capital group", as well as certain articles in this Chapter. In principle, the Act comes into force as of January 1, 2009 and applies for the first time to financial statements for the financial year beginning in 2009.
- On October 5, 2008 the Act of June 13, 2008 amending the Act "Companies and Partnerships' Code" entered into force (Official Journal "Dz.U." no. 118, item 747). Based on this Act, provisions applicable to joint-stock companies were amended, including Article 345 of the Companies and Partnerships' Code. Presently, a company may, directly or indirectly, fund the purchase or take-up of its shares, particularly by making loans, advancing funds or providing security. The company funds buy-back of own shares on the basis of and to the extent determined in a prior resolution of the general meeting. A subsequent Act amending the Act "Companies and Partnerships' Code" was promulgated in the Official Journal "Dz.U." of 2008, no. 217 item 1381. This amendment, among others, reduces the amount of the minimum share capital of a limited liability company to PLN 5 000, and of a joint-stock company – to PLN 100 000.
- On August 23, 2008 the Act of June 26, 2008 amending the Act "Construction Law" entered into force (Official Journal „Dz. U." no 145, item 914). This Act amends the Construction Law by providing that a decision incorporating a building permit expires if construction works are not commenced within 3 years (formerly 2 years) as of the day on which the decision became final, or if construction works were discontinued for a period exceeding 3 years (formerly 2 years).
- The Act of September 4, 2008 amending the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies and amending other acts, which took effect on January 13, 2009, was promulgated in the Official Journal „Dz.U." no. 231 of 2008, item 1547. The amending act introduces numerous important changes, including modifications of certain definitions used in the Act, several changes of requirements related to an issue prospectus and information memorandum, changes in Chapter 4 „Material Blocks of Shares in Public Companies" concerning disclosure of information on shareholding, invitation and special rights of shareholders of a public company; also provisions on administrative sanctions for breaching the provisions were clarified (Chapter 7). Furthermore, the Act introduces an obligation for an issuer of securities admitted to public trading on a regulated market to disclose confidential information as well as current and periodic information simultaneously to the Commission, the company that operates such a regulated market and to the public.
- The Act of October 23, 2008 amending the Act "Civil Code" and the Act "Foreign Exchange Law", abolishing the rule that all transactions should be denominated in Polish Zloty, were promulgated in the Official Journal „Dz.U. no. 228 of 2008, item 1506. The Act entered into force on January 24, 2009.
- On January 1, 2009, the ordinance of the Council of Ministers of October 29, 2008 on the Polish Classification of Goods and Services [PKWiU] entered into force (Official Journal "Dz.U." no. 207, item 1293). The ordinance introduces the Polish Classification of Goods and Services [PKWiU], appended thereto, for application in statistics, records, documents and in accounting as well as in official registers and IT systems of public administration.

3.2 Internal Factors

3.2.1 Investment Program of the Group

Table 17. Major areas of Investment Expenditure in the Group

Name of the company	In PLN thousand
Parent company	
Orbis S.A.	**230 838**
Subsidiaries	
Hekon-Hotele Ekonomiczne S.A.	32 992
Orbis Transport Group	73 020
PBP Orbis Group	1 482
UAB Hekon	77
Group – TOTAL	**338 409**

In 12 months of 2008, the expenditure of **Orbis S.A.** on property, plant and equipment amounted to **PLN 230 838 thousand** and was earmarked, among others, for completion of construction of four Etap hotels and continued modernization of the Grand hotel in Warsaw (which resumed its operations under the Mercure brand), as well as modernization of other selected hotels, including replacement of FF&E.

Construction of hotels or conversion into hotels of new brands
In line with the adopted strategy of development, the process of construction of new Etap and Ibis hotels is underway in the Group. Following the opening of two Etap hotels in Katowice and Kraków in May this year, two successive Etaps, i.e. Wrocław Południe and Wrocław Stadion, were rendered operational in the fourth quarter of 2008. At the same time, works related to the construction of an Ibis in Kielce and an Etap in Toruń were carried out. Preliminary works continued in connection with construction of Ibis Nowe Miasto and Etap Nowe Miasto hotels in Kraków.

Major modernization of existing hotels:
- The month of May saw the end of works related to the first and second stages of comprehensive remodeling of the Grand hotel in Warsaw. 158 modern rooms, equipped in accordance with the Mercure brand standards, were rendered operational. Other works were continued in the second half of the year.
- The third stage of modernization of the Mercure Hevelius hotel in Gdańsk continues. The scope of works covers interior design and remodeling of public areas (mezzanine + ground floor). Works will go on in 2009 and are scheduled to end at the end of the second quarter of the year.
- Modernization of recreation areas, embracing the swimming pool, fitness club, SPA and a conference room, as well as replacement of FF&E, came to an end in Sofitel Victoria in Warsaw.
- Modernization of bathrooms in the „old" section of Novotel Airport in Warsaw was finished.
- Façade was replaced and the main hotel entrance was modernized in the Skalny hotel in Karpacz. Works related to modernization of the swimming pool are underway, and a tendering procedure for modernization of public areas has been launched.

As far as the remaining hotels are concerned, investment expenditure was spent on small-scale modernizations that were nevertheless required for proper functioning of the hotel as well as guests' safety and comfort. Expenditure was also earmarked for purchase of property, plant and equipment, including hardware and software.

Investment expenditure incurred by **Hekon-Hotele Ekonomiczne S.A.** in 2008 amounted to **PLN 32 992 thousand** and were earmarked mainly for fixtures, fittings and equipment in four new Etap hotels the Grand Hotel in Warsaw which operates under the Mercure brand.

The investment spending of the **Orbis Transport Group** in 2008 amounted to **PLN 73 020 thousand,** of which PLN 68 643 thousand was allotted for purchase of motor vehicles for the purpose of car rent and leasing business of the parent company. The remaining amount was mainly expedited for the purchase of coaches by PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o. Investment expenditure incurred by the **PBP Orbis Group** in 2008 amounted to **PLN 1 482 thousand** and were earmarked, amongst others, for IT systems to support the restructuring, implementation of the company's strategy and operating activity.

(all amounts are in PLN thousand, unless stated otherwise)

3.2.2 Employment and Payroll & Related Expenses

Orbis S.A.

In 2008, the average employment level declined by 9.1%, which is a result of closing of hotels and reduction of employment in operating establishments. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.40 to 0.34.

Table 18. Average employment in Orbis S.A. (full-time jobs) in 2008

	2008	2007	% change
I. Hotel services /1. to 5./	2 287.4	2 512.3	-9.0%
1. Room department	**912.8**	**987.6**	**-7.6%**
2. Food&beverage department	**1 332.9**	**1 472.2**	**-9.5%**
3. Miscellaneous services	**32.0**	**38.4**	**-16.7%**
4. Support services	**7.7**	**11.8**	**-34.7%**
5. Commercial activities	**2.0**	**2.3**	**-13.0%**
II. General administration and management	**518.2**	**582.9**	**-11.1%**
III. Property operation and maintenance	**182.6**	**216.8**	**-15.8%**
IV. Marketing	**207.0**	**203.9**	**-1.5%**
TOTAL:	3 195.2	3 515.9	-9.1%

In the first half of 2008 the Company completed reorganization of its structure and reduction of employment. Costs of termination benefits and compensation connected with the liquidation of jobs paid out in the first half of 2008 totaled PLN 1 979 thousand, of which the amount of PLN 306 thousand was used out of the provision created at the end of 2006, however the amount of PLN 1 673 thousand was debited to the profit of the current period.
Costs of employee benefits decreased from PLN 206.9 million to PLN 190.4 million, i.e. by 8.0%.
Paid out wages and salaries totaled PLN 147.8 million and were by 3.3% lower than in 2007.

Hekon – Hotele Ekonomiczne S.A.
The average employment in 2008 amounted to **565** full time jobs, while employment benefits costs amounted to **PLN 29 891 thousand.**

UAB Hekon
The average employment in 2008 amounted to **65** full time jobs, while employment benefits costs amounted to **PLN 2 511 thousand**.

Orbis Kontrakty Sp. z o.o.
The average employment in 2008 amounted to **5** full time jobs, while employment benefits costs amounted to **PLN 963 thousand**.

PBP Orbis Group
The average employment in 2008 amounted to **420** full time jobs, while employment benefits costs amounted to **PLN 34 375 thousand.**

Orbis Transport Group
The average employment in 2008 amounted to **861** full time jobs, while employment benefits costs amounted to **PLN 39 132 thousand.**

3.3 Prospects of the Group's Development

3.3.1 Tourist Traffic Forecasts

According to forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 15.0 million in 2007 and approx. 13.1 million in 2008 to only 15.8 million in 2012 and almost the same volume in 2013. It means that the volume of traffic will merely match that of 2006 and would be certainly less than in the year 2000, which means that the annual average growth in the volume of tourist traffic throughout the years 2007-2013 will remain at a low level of 1%.

Chart 7. Tourist arrivals during years 2000 - 2007, estimate for 2008 and forecast up to 2013.


(mln)
Turyści ogółem
24
22
20
18
16
14
12
10
śr. tempo: 94-07
-1,7%
17,4
15,0
14,0
13,7
14,3
15,2
15,7
15,0
12,9
13,1
14,2
14,8
15,8
15,7
śr. tempo zmian
2007-2013: 1%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: estimates and forecasts by the Institute of Tourism (XII 2008)

Turyści ogółem – total tourists
Śr. tempo – average rate
Śr. tempo zmian – average rate of change

The Institute of Tourism anticipates no growth in incoming traffic from non-neighboring EU "15" countries, North America and other overseas countries during a two-year period. Stabilization may be expected in the number of arrivals from Germany after the drop in 2008. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone. How these losses will be set off in future is not certain.

Chart 8. Tourist arrivals from main country segments (in million)


mln
7
6
5
4
3
2
1
0
6,6
5,9
5,3
5,1
4,0
3,2
3,3
2,0
2,5
0,4
0,6
0,6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Niemcy
Rosja, Białoruś, Ukraina
15 UE (bez Niemiec)
Ważne zamorskie

Source: estimates and forecasts by the Institute of Tourism (XII 2008)

Niemcy - Germany
Rosja, Białoruś, Ukraina ..- Russia, Belorussia, Ukraine
15 UE (bez Niemiec) – EU15 (Germany excluded)
Ważne zamorskie – major overseas countries

(all amounts are in PLN thousand, unless stated otherwise)

3.3.2 Plans for Subsequent Periods

Slowdown of the GDP growth in Poland and deterioration of the economic conditions in the entire Europe could have an impact upon the revenues in the hospitality industry. The Orbis Group is prepared for it. The Group companies are looking for savings in outsourcing contracts, renegotiate agreements with suppliers and slow down the investment process. Thanks to a diversified hotel base, implementation of the 'yield management' system, final phase of restructuring processes in Group companies, focus on in-dept profitability analysis and flexible reaction to the changing market environment as well as stable financial situation, the Orbis Group anticipates it will proceed uneventfully even during the economic crisis.

As at December 31, 2008, the Orbis Group reported net working liabilities of PLN 76 million. Continued business of the companies belonging to the Group is backed by the amount of more than PLN 24 million of current liabilities representing prepayments for tourist and hotel services, which will in the future be posted to revenues and consolidated result of the Group (due to seasonality, which is typical in this business). Moreover, non-current assets held for sale represent means of transportation withdrawn from operations on the car rental and lease markets, worth over PLN 3 million, which are relatively liquid assets. The value of unused credit lines of the Group totals PLN 49 million.

Investment Program of the Orbis Hotel Group

Reduced speed of economic development in Poland has brought about modifications in investment plans of ORBIS S.A. in 2009. Analyses have indicated that, given prevailing market conditions, implementation of all modernization and development projects provided for in the Orbis Hotel Group Strategy will not ensure attainment of formerly planned profitability ratios.

Total expenditure that Orbis S.A. plans to expend on modernizations and development in 2009 will not exceed PLN 100 thousand.

The modernization budget focuses, first and foremost, on the Mercure Hevelius hotel in Gdańsk and covers continuation of comprehensive modernization of the hotel, commenced in 2007 and continued in 2008, aimed at improving its standard. Works are scheduled to come to an end by the end of the first half of 2009. The modernization budget covers also preparation of design documents for modernization of Novotel Centrum in Poznań, completion of the third stage of renovation of the Mercure Grand in Warsaw, initiated in 2008, as well as settlement of costs of modernization works carried out in Sofitel Victoria and Skalny hotel in Karpacz in 2008. Remaining expenditure will be appropriated for limited-scale modernizations, aimed predominantly at adjusting hotels' safety systems (chiefly fire safety) to comply with regulations in force, and purchases of property, plant and equipment that are necessary to maintain proper technical condition and operating standard.

Development projects concern continued construction of Ibis and Etap economy hotels in Kielce, Toruń and Kraków as well as construction of Novotel in Łódź under a contract with a developer. In the 2009 investment budget, the Orbis Hotel Group has also provided for funds for preparation of design documents for construction of successive hotels in selected cities and for purchases of new plots of land.

Program of changes in the PBP Orbis Group

The Group plans to continue a restructuring program in 2009. Its objective is to optimize a management process and use of the Company's resources through:

- Continued transformations of the Company organizational structure after adoption of a new organizational by-laws of the Company in January 2009, which would approve the changes;
- Continued works related to the implementation of new IT systems in the field of sales, finance, accounts, payroll and distribution channels;
- Elaboration and use of a new strategy of marketing communication.

Program of changes in the Orbis Transport Group

Strategic objectives of the Company and the Group for the year 2009 did not change. Development trends will continue in all areas of core business of the Company and its subsidiaries:

- Coach transport area – continuation of cost saving process for transport services off high season, streamlining of lines and their routes, unification of time schedules and setting antennas in most cities in Poland as part of the existing structure, increasing number of passengers through promotional and marketing activities, brand promotion program in connection with use of coaches provided by subcontractors, further optimization of costs by, among others, organizational changes in the Group,
- CFM department – maintenance of the fleet service volume, stabilization of the margin level, reduction of fleet service costs, completing implementation of a fully integrated CFM system
- RaC department – maintaining the leading position in the business sector, increasing the "walk-in" market share, further optimization of costs and organizational changes,

- Local transport services – increasing profitability through verification and unification of ticket tariffs and modification of time schedules,
- Parking business – improving occupancy on parking lots through cooperation not only with hotels, but also with local offices, increasing subscription charges and prices of one-time parking tickets.

4. FINANCIAL RESULTS OF THE ORBIS GROUP

4.1 Income statement

Table 19. Income statement of the Orbis Group

in PLN '000	2008	2007	% change
Net sales of products, merchandise and raw materials	1 175 610	1 164 361	1,0%
*% share in total revenues **	**98,65%**	**91,54%**	
Cost of services, products, merchandise and raw materials sold	(889 238)	(844 211)	5,3%
Distribution & marketing expenses	(65 701)	(65 543)	0,2%
Overhead & administrative expenses	(162 152)	(162 788)	-0,4%
of which:			
- depreciation & amortization	(177 153)	(153 460)	15,4%
- staff costs	(297 246)	(307 946)	-3,5%
- outsourced services	(413 384)	(389 934)	6,0%
*% share in total costs***	**95,72%**	**97,05%**	
Other operating income	16 147	107 614	-85,0%
Other operating expenses	(23 966)	(16 303)	47,0%
Adjusted value of non-financial PP&E	10 035	26 041	-61,5%
Operating profit (loss) - EBIT	**60 735**	**209 171**	**-71,0%**
Finance income	0	51	-100,0%
Finance costs	(25 997)	(16 281)	59,7%
Share in net profits of subsidiares, affiliates and associated companies	904	78	1059,0%
Profit (loss) before tax	**35 642**	**193 019**	**-81,5%**
Income tax	(9 530)	(38 821)	-75,5%
Loss from discontinued operations	0	0	
Net profit (loss)	**26 112**	**154 198**	**-83,1%**
EBIT margin (EBIT/Revenues)	5,2%	18,0%	-12,8pp
EBITDA	**237 888**	**362 631**	**-34,4%**
EBITDA margin (EBITDA/Revenues)	20,2%	31,1%	-10,9pp

** Total revenues are understood as the sum of sales as well as other operating and finance income.*
*** Total costs are understood as the sum of costs of services, products, merchandise and raw materials sold, distribution and marketing expenses, overhead and administrative expenses, other operating expenses and finance costs.*

In 2008, the Orbis Group generated **sales** at a level similar to 2007.

Traditionally, due to size of its operations, the Orbis Hotel Group has the biggest impact upon the sales of the Group (as it contributes 66% of total sales). Two new Etap hotels that were rendered operational in the first semi-annual period of 2008 and the Mercure Grand in Warsaw, a part of which was made available to guests, began to generate forecasted revenues in the second half of the year. Two successive Etap hotels rendered operational in the fourth quarter of 2008 are in the start-up phase and they can be expected to reach their full operating capacity in the successive periods. Unfortunately, the drop in the number of tourists visiting Poland at the end of 2008 caused by the worldwide financial crisis became the major sales-restraining factor.

Cost of services, products, merchandise and raw materials sold of the Orbis Group went up in 2008 as compared to 2007, amongst others, due to the opening of four Etap hotels. As usual, the most substantial increase in costs concerned depreciation of PP&E as a result of sizeable capital expenditure incurred. **Distribution & marketing expenses** as well as **overheads & administrative expenses** were at a level nearing that reported in 2007.

Other operating income of the Orbis Group declined considerably during 12 months of 2008 as compared to 2007 as 2007 figures included profit derived from the sale of, amongst others, two hotel properties by Orbis S.A. and real property by PKS Gdańsk Sp. z o.o.

Other operating expenses grew in 2008 as compared to 2007 due to costs of employment restructuring in PBP Sp. z o.o. as a result of organizational changes taking place in this company and a settlement agreement entered into by Orbis S.A.

There was no **finance income**, while **finance expenses** in the Group, comprising chiefly interest on borrowings, increased in 2008 as compared to the corresponding period of 2007.

Experiencing the effects of deteriorating business environment, the Orbis Group closed the year 2008 with a **net profit** of **PLN 26 112 thousand** and EBITDA of **PLN 237 888 thousand**. This is a good result, particularly when compared with the preceding year after elimination of profit from transactions of sale of real properties and other one-off transactions.

Table 20. EBITDA, net of effects of one-off events

PLN thousand	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008 / 2007
EBITDA	237 888	362 631	-34,40%
1. sale of real property	(3 028)	(90 674)	
2. revaluation of non-financial non-current assets	(10 035)	(26 041)	
3. amicable agreement in a dispute concerning real property	7 000		
EBITDA "pro forma"	231 825	245 916	-5,73%

4.2 Operating results of leading Group companies

Financial results of the Group and its companies are an outcome of their operating results. Below we present the basic operating indices of individual companies of the Group along with comments.

4.2.1 The Orbis Hotel Group

During 12 months of 2008 the Orbis Hotel Group generated **sales** at a level comparable to that in 2007. Newly opened hotels are progressively developing their business, which means that they are beginning to generate the planned revenues. However, the However, the intensifying symptoms of a financial crisis, which began to appear in the fourth quarter of 2008, have resulted in a reduced number of tourists visiting our country during the period in question and attainment of revenues which are lower than planned by the Group. The **EBIT** for 2008 dropped as compared to 2007. It is mainly attributable to the fact that the past-year's result was impacted by an ample income from sale of real property and a by a higher value of income from revaluation of non-current assets (the difference between the value of one-off events in 2007 and 2008 amounts to PLN 73 million).

Table 21. Financial results of the Orbis Hotel Group

PLN thousand	2008	2007	% change
	Orbis Hotel Group		
Net sales	772 967	772 882	0,0%
EBIT	74 046	183 456	-59,6%
EBITDA	215 542	306 006	-29,6%
Net profit	43 614	134 719	-67,6%

In 2008 the Group reported a growth in the number of rooms due to opening of four Etap hotels as well as a partial reopening of the Mercure Grand Hotel in Warsaw. Hotels rendered operational in 2008 were in the start-up phase and did not generate revenues at highest possible levels, therefore the Revenue per Available Room (RevPAR) in 2008 was only slightly higher than in the past year despite a growth in the Average Room Rate. The external factor which impacted the Group's result was the drop in the number of tourists visiting our country, which was reflected in the occupancy rate and in the structure of hotel guests for 2008 (increased share of domestic guests).

Table 22. Operating ratios of the Orbis Hotel Group

Ratios	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Occupancy rate	53,60%	55,10%	-1,50pp
Average Room Rate (ARR) in PLN	232,3	221,5	4,88%
Revenue per Available Room (RevPAR) in PLN	124,5	122,1	1,97%
Number of roomnights sold	2 072 287	2 175 343	-4,74%
Number of rooms	10 843	10 285	5,43%
% structure of roomnights sold			**change in %pp**
Poles	47%	43%	4,00pp
Foreigners	53%	57%	-4,00pp
Business clients	66%	65%	1,00pp
Tourists	34%	35%	-1,00pp

*This table contains collective data of hotels belonging to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (the hotel in Vilnius excluded)

4.2.2 PBP Orbis Group

In 2008 the company PBP Orbis Sp. z o.o. underwent a restructuring process. In the fourth quarter of 2008, the restructuring of PBP Orbis Sp. z o.o. entered into a decisive phase. The new structure focuses on activities along highly specialized business lines (outgoing tourist traffic, incoming tourist traffic, domestic traffic, travel service). Branches have been liquidated as part of the process of centralizing the company's operations, while their business and employees have been relocated to a new organization. A new strategy and new corporate organization is aimed at enhancing the company's financial performance over a long-term perspective.

Table 23. Financial results of the PBP Orbis Group

PLN thousand	2008	2007	% change
	PBP Orbis Group		
Net sales	258 023	240 163	7,4%
EBIT	(6 568)	(7 198)	8,8%
EBITDA	(3 724)	(4 576)	18,6%
Net profit	**(5 796)**	**(7 601)**	**23,7%**

In 2008 the number of PBP Orbis clients surpassed a million persons. Despite being a substantial figure, it nonetheless represents a drop in the number of clients as compared to the past year, which is above all attributable to poorer results of foreign incoming traffic. One of the main reasons was the growth of the PLN exchange rate versus the USD and EUR throughout a greater part of the year, which made the Polish offer less attractive price-wise at foreign markets as well as the economic crisis, which radically reduced the number of arrivals to Poland during the last quarter of the year.

On the other hand, the segment of foreign outgoing traffic was thriving. The number of clients increased despite a significant drop in the fourth quarter. Clients showed a great interest in events organized by the Outgoing Tourism Center and in hotel reservation via the Corporate Travel Center for the purpose of business travel.

Table 24. Industry rations of PBP Orbis Group

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Number of PBP Orbis clients	1 008439	1 132004	-10,92%
Volume of foreign outgoing traffic organized by or via PBP Orbis	88781	70519	25,90%
Number of foreign tourists who visited Poland with PBP Orbis (incl. the total number of tourists serviced by the Incoming Tourist Center and local branches)	59315	79035	-24,95%

4.2.3 Orbis Transport Group

The net sales of the Orbis Transport Group in 2008 were lower than in 2007, mainly due to a reduced volume of international coach carriage. The negative level of EBIT generated by the Group is by and large the outcome of a deterioration at the market of international coach services. As a result, the companies of the Group incurred an operating loss on businesses involving carriage of passengers and servicing international routes. The loss was partially offset by positive results from car rent and lease businesses.

Table 25. Financial results of the Orbis Transport Group

PLN thousand	2008	2007	% change
	Orbis Transport Group		
Net sales	170 788	176 154	-3,0%
EBIT	(4 540)	34 284	113,2%
EBITDA	28 509	62 637	54,5%
Net profit	**(13 129)**	**25 547**	**151,4%**

In 2008 the number of passengers carried by coaches of the Orbis Transport Group decreased, mainly due to end of the boom in outgoing traffic which occurred after Poland's entry into the European Union and further development of low-cost airlines. As a result of a drop in the number of passengers, it is necessary to reduce the unprofitable routes (which depletes the mileage). It has been done in the course of implementation of the planned and approved strategy of the Company, which is aimed at maintaining the market position and the upholding the potential to effectively outrun the competition, at the same time generating good financial results. The car rental business in 2008 reported a drop in the number of car rental days as compared to 2007, caused by the intensified competition in this segment. On the other hand, the Hertz Lease business reported a noticeable growth in the number of newly leased vehicles.

Table 26. Industry rations of Orbis Transport Group

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	%change 2008/2007
Number of persons transported by Orbis Transport coaches	4 075 698	7 185 091	-43,28%
Mileage covered by Orbis Transport coaches	27 706 277	33 779 026	-17,98%
Number of car rental days in Hertz Rac	66 969	69 766	-4,01%
Number of cars rented by Hertz Lease (new contracts)	894	757	18,10%

5. BALANCE SHEET OF THE ORBIS GROUP

5.1 Description of Balance Sheet Items

Table 27. Consolidated balance sheet of the Orbis Group

in PLN '000	2 008	2 007	% change in 12 months ended Dec. 31, 2008
Non-current assets	2 252 073	2 106 989	6,9%
% share in balance sheet total	*90,2%*	*89,1%*	
Current assets	238 724	246 897	-3,3%
% share in balance sheet total	*9,6%*	*10,4%*	
Non-current assets held for sale	5 240	10 745	-51,2%
% share in balance sheet total	0,2%	0,5%	
TOTAL ASSETS	**2 496 037**	**2 364 631**	**5,6%**
Shareholders' equity	1 806 758	1 798 306	0,5%
% share in balance sheet total	*72,4%*	*76,1%*	
Liabilities	689 279	566 325	21,7%
% share in balance sheet total	*27,6%*	*23,9%*	
TOTAL EQUITY AND LIABILITIES	**2 496 037**	**2 364 631**	**5,6%**

Non-current assets
The basic item of the Group's non-current assets is property, plant and equipment, the main items of which constitute hotel buildings, premises, constructions as well as land and rights to perpetual usufruct of land. The biggest impact on this group of assets have changes in a balance sheet of the parent company, since its assets are the main element contributing to the total value of PP&E. The value of this item in 2008 is growing systematically due to major investment expenditure. In the hotel group, four new Etap-branded hotels commenced their operations, while the modernized Mercure Grand in Warsaw partially resumed its operations. The process of modernization of other hotels and building new hotels ins underway. At the same time, the fleet of vehicles owned by Orbis Transport Sp. z o.o. for the purpose of car rental and lease is growing.

Current assets
Current assets were dominated in 2008 by 3 items: Other current receivables, Trade receivables and Cash and cash equivalent. The first, largest item is "Other current receivables". The growth of this item throughout 12 months of the year is a result of increased public-law refunds of the VAT tax, as a result of successive large investment expenditure, made mainly by Orbis S.A., which generated such receivables. The second largest item is impacted by the large volume of turnover in the hotel business, transportation and tourist service. The value of this item is growing as a result of seasonal growth in turnover. The value of cash and cash equivalents in 2008 did not reach the value as at the end of 2007. This was the result of, amongst others, tan increased demand for money due to investment outlays in Orbis S.A. and loan repayment.

Non-current liabilities
"Non-current liabilities" of the Company comprise 5 main items, of which "Borrowings" represent the most substantial one. This item reported a considerable increase in 2008 as compared to its balance as the end of 2007, mainly as a result of a successive tranches of the fixed-term investment borrowings taken by the Orbis S.A. Orbis S.A. used PLN 190 million of the fixed-term loan and simultaneously reclassified PLN 94 million of long-term borrowings to "Current receivables". The two other large items are the "Provision for deferred income tax" and "Provision for pension and similar benefits". The first item dropped, while the latter remained at the past year's level.

Current liabilities
The "Current liabilities" item is dominated by borrowings. During 12 months of the year this item grew, mainly due to reclassification of long-term borrowings by Orbis S.A. The second largest item is "Trade payables" which is affected by seasonal nature of the business turnover generated by various market segments of the Group. "Trade payables" declined, which may be attributable to the general economic slowdown as well as depletion of turnover in the last quarter of the year. "Other current liabilities", the third significant item of "Current liabilities", remained at a more or less the same level as in the past year.

(all amounts are in PLN thousand, unless stated otherwise)

Payment of dividend

Orbis S.A.
On June 19, 2008 the Annual General Meeting of Shareholders of Orbis S.A. was held. The General Meeting passed resolutions concerning, among others: approval of the Directors' Report on the Operations of Orbis S.A., approval of financial statements of Orbis S.A., distribution of net profit for 2007, appropriating PLN 18,4 million, i.e. PLN 0.40 per share, for the dividend, approval of consolidated financial statements of the Orbis Hotel Group, a vote of approval granted to members of the Management Board and Supervisory Board in respect of performance of their duties in 2007. Full text of the resolutions is available at the Company's WWW site: www.orbis.pl. The dividend was paid to shareholders of Orbis S.A. on August 1, 2008.

Orbis Kontrakty Sp. z o.o.
By virtue of a resolution no. IV of the Annual Meeting of Shareholders dated March 18, 2008, a dividend of PLN 6 400 thousand was due to Orbis S.A. and a dividend of PLN 1 600 thousand was due to Hekon – Hotele Ekonomiczne S.A. The dividend was paid.

Hekon-Hotele Ekonomiczne S.A.
A dividend of PLN 38 835 thousand was due to Orbis S.A. by virtue of a resolution of the Annual General Meeting of Shareholders dated June 26, 2008. The dividend was paid.

5.2 Borrowings

Table 28. Borrowings as at December 31, 2008.

Debtor	Creditor	Title	Currency	Dec.31, 2008	Dec.31, 2007	Interest rate	Maturity date
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	381 105	227 213	WIBOR + margin	Nov. 10, 2012
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	loan	PLN	1 250	1 875	WIBOR 1M + margin	Dec 31, 2009: 625; Dec 31, 2010: 625
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	loan	PLN	1 250	1 875	WIBOR 1M + margin	Dec 31, 2009: 625; Dec 31, 2010: 625
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	loan	PLN	26 202	34 018	WIBOR O/N + margin	Jan. 30, 2010
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	loan	PLN *CHF*	11 813 *4 217*	9 115 *4 217*	Libor 1M + margin	Jan. 31, 2009
Orbis Transport Sp. z o.o.	Societe Generale	loan	PLN	9 738	0	WIBOR 1M + margin	Jan. 31, 2010
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	loan	PLN	2 365	1 252	WIBOR O/N + margin	Oct. 30, 2009
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	loan	PLN	0	871	WIBOR 1M + margin	Jan. 31, 2009
TOTAL			**PLN**	**433 723**	**276 219**		
			CHF	4 217	4 217		

In 2008 the Group used an external source of financing in the amount of PLN 220 344 thousand and repaid PLN 68 620 thousand of loans. The Group did not grant any loans during this period.

6. CASH FLOW STATEMENT

Table 29. Net cash flows in the Orbis Group

in PLN thousand	2008	2007	% change
Cash flows from operating activities	155 347	185 114	-16,1%
Cash flows from investing activities	(306 443)	(112 473)	-172,5%
Cash flows from financing activities	110 482	(73 536)	-
Total net cash flows	**(40 614)**	**(895)**	**-4437,9%**
Cash and cash equivalents at end of period	65 738	106 352	-38,2%

In 2008, the Orbis Group reported positive net cash flows from operating activities and from financing activities. The net cash flows from both these activities did not fully cover the negative balance of cash flows from investing activities, therefore in general the Group reported negative cash flows in 2008.

Operating activities
The Orbis Group reported positive cash flows from operating activities in 2008. Despite a substantially weaker value of profit before tax, the cash flows remained at the same level. It was mainly due to positive profit adjustments. The most important adjustment was depreciation/amortization, while the second largest adjustment was interest. The change in the balance of receivables significantly impacted the net cash flows in 2008.

Investing activities
The Orbis Group reported negative cash flows from investing activities in 2008. Their value is noticeably lower as compared to 2007. This result was impacted by the results of the Orbis S.A. which engaged substantial funds into hotel investments, and by Hekon-Hotele Ekonomiczne S.A., which incurred expenses related to opening of hotels, as well as Orbis Transport Sp. z o.o. which purchased passenger vehicles for the car lease and rental business. The main sources of positive cash flows from investing activities were proceeds from sale of tangible assets, above all of means of transport by the company Orbis Transport Sp. z o.o. However, their value was negligible as compared to the value of negative cash flow items.

Financing activities
In 2008, the Orbis Group generated positive cash flows from financing activities. This result was mostly impacted by: Orbis S.A. which took successive tranches of fixed-term investment borrowings in the amount of PLN 190 million, as well as, though to a lesser degree, by companies Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The most important expense under financing activities was the repayment of borrowings taken with interest thereon as well as payment of dividend to shareholders of Orbis S.A..

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

An analysis covering profitability, turnover and financing ratios has been made on the basis of the financial statements (income statement and balance sheet),

7.1 Profitability Ratios

Return of Equity (ROE)

	2008	2007
Net profit (loss)	26 112	154 198
Equity - opening balance	1 798 306	1 659 620
Equity - closing balance	1 806 758	1 798 306
Return on equity	**1,4%**	**8,9%**

This ratio depicts the rate of return generated by capital invested in a business. In 2008, this ratio decreased due to lower net profits in 2008 as compared to the past year and slightly higher amount of dividend paid to shareholders of Orbis S.A.

(all amounts are in PLN thousand, unless stated otherwise)

Return on assets (ROA)

	2008	2007
Net profit (loss)	26 112	154 198
Total assets - opening balance	2 364 631	2 262 952
Total assets - closing balance	2 496 037	2 364 631
Return on assets	**1,1%**	**6,7%**

This ratio reveals a rate of return generated by assets. The decrease in the ROA ratio in 2008 was impacted, first and foremost, by the value of net profit.

Net return on sales (ROS)

	2008	2007
Net profit (loss)	26 112	154 198
Sales of products, merchandise and raw materials	1 175 610	1 164 361
Net return on sales	**2,2%**	**13,2%**

This ratio reveals the value of net profit generated by a single sales unit. The decline in the ROS ratio was attributable predominantly to lower proceeds from the sale and valuation of property, plant and equipment than a year ago.

7.2 Efficiency Ratios

Debtor collection period

	2008	2007
Trade receivables – opening balance	60 625	55 263
Trade receivables – closing balance	67 357	60 625
Sales of products, merchandise and raw materials sold	1 175 610	1 164 361
Number of days	360	360
Debtor collection period	**19,6**	**17,9**

This ratio shows the average number of days preceding payment by trade debtors. In 2008 this ratio grew slightly. The turnover is still short (approx. 2.8 weeks), which means that the cash is not frozen with trade debtors.

Creditor collection period

	2008	2007
Trade payables – opening balance	93 002	89 323
Trade payables – closing balance	81 915	93 002
Cost of products, merchandise and raw materials sold	889 238	844 211
Number of days	360	360
Creditor collection period	**35,4**	**38,9**

This ratio shows the average number of days preceding payment to trade creditors. In 2008 this ratio decreased slightly as compared to 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Inventory turnover

	2008	2007
Inventory – opening balance	9 403	9 188
Inventory - closing balance	7 161	9 403
Cost of products, merchandise and raw materials sold	889 238	844 211
Number of days	360	360
Inventory turnover	3,4	4,0

This ratio shows the average number of days in the inventory turnover cycle. In 2008 the Company shortened the cycle of inventory turnover, which evidences higher efficiency of their use.

7.3 Financing Ratios

Debt-to-equity

	2008	2007
Total debt	689 279	566 325
Total equity	2 496 037	2 364 631
Debt to equity	27,6%	23,9%

The debt-to-equity ratio reveals the contribution of external capital in financing assets. In 2008 this ratio went up due to a growth in debt as a result of successive tranches of investment borrowings taken to finance the strategy of the Orbis Hotel Group and purchase of new vehicles for the purpose of their rental.

Interest cover

	2008	2007
EBITDA	237 888	362 631
Cost of interest	19 494	16 371
Interest cover	12,2	22,2

This ratio defines the burden of interest payments. This ratio declined in 2008 but remains at a very safe level, since EBITDA is sufficient to cover 12-times the cost of interest.

Non-current asset cover ratio

	2008	2007
Equity	1 806 758	1 798 306
Non-current assets	2 252 073	2 106 989
Non-current asset cover ratio	80,2%	85,3%

This ratio reveals the percentage of non-current assets which is financed by equity. In 2008 this ratio remains at a very safe level as the growth of assets as a result of investments carried out in 2008 was covered mainly from retained profits for 2007 and profits for the current period.

(all amounts are in PLN thousand, unless stated otherwise)

Current ratio

	2008	2007
Current assets	238 724	246 897
Current liabilities	314 843	269 116
Current ratio	**0,76**	**0,92**

Current ratio reveals the cover of current assets by current liabilities. This ratio declined slightly in 2008 (refer to item 3.3.2 hereof).

8. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

- On January 16, 2009, Orbis S.A. disclosed an up-date to the strategy of development of the Orbis Group for 2009 -2011 (see: current report no. 3/2009). The up-date concerns a change in the projected financial result (EBITDA) of the Orbis Hotel Group for the year 2009 and cancellation of projections of financial results of the Orbis Group for the years 2010 and 2011.
- On January 27, 2009 Fitch Ratings changed the outlook for Orbis S.A. from stable to negative. The national long-term rating was affirmed at BBB+(pol), (see: current report no. 5/2009).
- On January 28, 2009 Orbis S.A. filed a NIP-2 up-date form with the First Mazowiecki Revenue Office, notifying that the Orbis Tax Group ceased to legally exist as of December 31, 2008.

9. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

- On June 1, 2005, Orbis S.A. executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covered the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007, and the audit of annual separate and consolidated financial statements for the year 2005, 2006 and 2007.
The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. for the year 2008 amounted to PLN 453 thousand (PLN 627 thousand in 2007). The total fee due or paid out to the licensed auditor for additional services (training, consulting) totaled PLN 39 thousand in 2008 (PLN 258 thousand in 2007).
- On July 3, 2008, Orbis S.A. executed an agreement with Deloitte Audyt Sp. z o.o. for the review and audit of financial statements. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2008, 2009 and 2010, and the audit of annual separate and consolidated financial statements for the year 2008, 2009 and 2010.
The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. amounted to PLN 712 thousand in 2008 (no fee was paid in 2007). In 2008 Deloitte Audyt Sp. z o.o. did not perform any other works for Orbis S.A. in 2008.

10. ASSESSMENT OF DIFFERENCES BETWEEN FORECASTED AND ATTAINED RESULTS

The following companies belong to the Orbis Hotel Group: Orbis S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated forecast, published in the current report no. 30/2008, envisaged the attainment of a total EBITDA for the Orbis Hotel Group in the amount of PLN 230 million in 2008. The actual EBITDA for 12 months of 2008 totaled PLN 216 million.

Orbis Group

Management Board's statements

as at December 31, 2008

Orbis

Warsaw, March 30, 2009

DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE CONSOLIDATED REPORT FOR 2008

The Management Board of Orbis S.A. hereby declares that according to its best knowledge the consolidated financial statements of the Orbis Group for the year 2008 and the comparative figures for the year 2007 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

The report on the operations of the Orbis Group depicts a true image of development, achievements and the condition of the Group, including description of main threats and risks.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

Warsaw, March 30, 2009

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
CONCERNING THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2008

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit the financial statements entrusted with the task of auditing the annual consolidated financial statements of the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent report on the audited annual consolidated financial statements, pursuant to the applicable regulations and professional standards.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węglowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

82-5025

ORBIS S.A.

SEPARATE FINANCIAL STATEMENTS

as at December 31, 2008

Orbis

Orbis S.A.

President's letter

Orbis

Warsaw, March 30, 2009

Ladies and Gentlemen,

The year 2008 began well and we continued the winning streak we enjoyed in 2007. However, in the second half of the year we experienced the impact of the worldwide economic crisis. Despite a drop in the number of tourist arrivals by 13%, the Orbis Hotel Group managed to maintain the 2007 sales level of almost PLN 773 million. I appreciate the effort put in by all the Employees of the Company towards the attainment of this result despite increasingly difficult market conditions. Our joint commitment and streamlining of sales efficiency greatly contributed to our very good performance.

Past year was a time of record-high investments. We allocated a total amount of PLN 264 million, by 50 % more than in 2007, for development of hotels. Our greatest success in this area was the opening of four new economy hotels operating under the Etap brand, such as: Bronowice in Kraków, Katowice Centrum, Wrocław Południe and Wrocław Stadion. We now have 7 hotels of the Etap brand. Investments were also focused on a comprehensive rebuilding of the Mercure Grand hotel in Warsaw and Mercure Hevelius in Gdańsk, as well as a partial modernization of the following hotels: Sofitel Victoria Warszawa, Novotel Centrum Katowice, Novotel Bronowice Kraków, Novotel Airport Warszawa, Skalny in Karpacz.

A major corporate event was the tightening of relations between Orbis S.A. and Accor, the leader of the European hotel industry. Our French partner, which has been investing in Orbis S.A. shares since August 2000, increased its commitment and now holds more than 50% of the Company's shares. It is an acknowledgment of the significance of the Polish market and ensures a stable long-term support to the Orbis Hotel Group.

Orbis continues to build its image of a company sensitive to social issues. Thanks to the generosity of our Guests, in 2008 we managed to collect more than half a million Polish zlotys as a partner to the Polish Committee of UNICEF. These funds are allocated for an international program of redeveloping schools in Angola. Fully aware of our environment, we have been progressively implementing the "Environment Charter" with a view to curbing the negative impact of hotels upon the natural environment. To popularize such environmental approach, we organized the "Earth Guest Day'" celebrations.

In the second half of 2008, the hospitality industry began to experience the impact of the economic crisis. The slowdown of the GDP growth in Poland coupled with deteriorating economic conditions in Europe and throughout the globe may still have an adverse effect upon our market. Orbis is prepared for it. The Company is looking for savings in operating costs and corrected its investment plans. The stability of Orbis' financial standing is confirmed by its BBB+ rating affirmed by the Fitch rating agency.

Despite the economic slowdown, Orbis intends to continue developing its hotel network. In 2009 we plan to open a new Ibis hotel in Kielce and an Etap hotel in Toruń. However, we are heading towards more challenging times that will require an intensified effort of the entire Company until the economic conditions in Poland and Europe improve.

I believe that during these unstable times Orbis hotels will be the place of rest for many Guests and a trustworthy investment for our Shareholders.

Your sincerely,

Jean-Philippe Savoye
President and CEO

ORBIS S.A.

Independent registered auditor's report on the audit of the separate financial statements

as at December 31, 2008

Orbis

ORBIS S.A.

WARSAW, UL. BRACKA 16

FINANCIAL STATEMENTS
FOR THE 2008 FINANCIAL YEAR
WITH
AUDITOR'S OPINION
AND
AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION **3**

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2008 FINANCIAL YEAR **6**

I. GENERAL INFORMATION **6**

1. Details of the audited Company 6
2. Information on the financial statements for the previous financial year 8
3. Data identifying the entity authorized to audit financial statements and the certified auditor acting on its behalf 8
4. Availability of data and management representations 9
5. Economic and financial position of the Company 10

II. DETAILED INFORMATION **11**

1. Evaluation of the accounting system 11
2. Information on the audited financial statements 11
3. Information on selected material items of the financial statements 12
4. Completeness and correctness of drawing up additional information and explanations and the report on the activities of the entity 14
5. Final information and findings 14

FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2008 FINANCIAL YEAR

1. Balance Sheet
2. Income statement
3. Statement of changes in equity
4. Cash flow statement
5. Additional information and explanations

THE REPORT ON THE COMPANY'S ACTIVITIES FOR THE YEAR 2008

Deloitte.

Deloitte Audyt Sp. z o.o.
z siedzibą w Warszawie
ul Piękna 18
00-549 Warszawa
Polska

Tel.: +48 22 511 08 11, 511 08 12
Fax: +48 22 511 08 13
www.deloitte.com/pl

AUDITOR'S OPINION

To the Shareholders and Supervisory Board of ORBIS S.A.

I. We have audited the attached financial statements of ORBIS S.A. with registered office in Warsaw, ul. Bracka 16, including:

- balance sheet prepared as of 31 December 2008, with total assets and liabilities plus equity of PLN 2,413,216 thousand,
- income statement for the period from 1 January 2008 to 31 December 2008, disclosing a net profit of PLN 40,044 thousand,
- statement of changes in equity for the period from 1 January 2008 to 31 December 2008, disclosing an increase in equity of PLN 21,613 thousand,
- cash flow statement for the financial year from 1 January 2008 to 31 December 2008, showing a cash inflow of PLN 5,330 thousand,
- notes, including information on the adopted accounting policy and other explanatory notes.

II. Preparation of these financial statements is the responsibility of the Company's Management Board. Our responsibility was to audit and express an opinion on the fairness, correctness and clarity of these financial statements and the correctness of the underlying accounting records.

The financial statements of the Company for the previous financial year ended 31 December 2007 were audited by another certified auditor, who issued an opinion of 17 April 2008 on these financial statements with a qualification. Our opinion refers only to the financial statements for the financial year ended 31 December 2008.

III. Our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. of 2002 No. 76, item 694 with subsequent amendments);
- auditing standards issued by the National Council of Statutory Auditors in Poland

in such a way as to obtain a reasonable and sufficient basis for expressing an opinion as to whether the financial statements were free of material misstatements. Our audit included in particular the examination, largely on a test basis, of the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessment the accounting principles (policy) applied, the material estimates made by the Management Board, as well as evaluation of the overall presentation of the financial statements. We believe that our audit provides a sufficient basis for our opinion.

Deloitte.

IV. As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Company privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation.

As at 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 285,223 thousand and PLN 311,908 thousand, respectively, and presented under investment property, PLN 81,084 thousand and 59,115 thousand, respectively. At the same time, as at 31 December 2008 and 31 December 2007, the Company created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 69,5989 thousand and PLN 70,494 thousand, respectively. In our opinion, since the ownership title to the land is not transferred to the Company upon expiration of the agreement, in line with IAS 17, the titles are a form of operational lease, and therefore should be recognized in off-balance sheet items. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,883 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 300,541 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN 3,812 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 304,340 thousand.
Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 15,115 thousand as at 31 December 2008 and PLN 15,343 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, the titles should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

V. In our opinion, except from effects of the above adjustments, the audited financial statements of ORBIS S.A. for the 2008 financial year from were prepared in all material respects based on the accounting records kept in line with the Accounting Act as of 29 September 1994 and give a true and fair view of all information essential for evaluating the financial and economic position as well as the financial result of the company for the 12-month period ended 31 December 2008 and as at that date, in accordance with International Financial Reporting Standards as endorsed by the European Union.

VI. The Report on the activities of the Company in the 2008 financial year is complete in the meaning of Article 49 clause 2 of the Accounting Act and the Minister of Finance ordinance of 19 February 2009 on current and periodical information submitted by issuers of securities and conditions to render information required by non-member state regulations as equivalent, and consistent with the underlying information disclosed in the audited financial statements.

Piotr Sokołowski	Maria Rzepnikowska
Member of the Board	**Chairman of the Board**
Certified auditor	**Certified auditor**
No. 9752	**No. 3499**

Maciej Krasoń
Certified Auditor
No. 10149/7512

Represented by

Deloitte Audyt Sp. z o.o.
Ul. Piękna 18
00-549 Warsaw

entity authorized to audit
financial statements entered under
number 73 on the list kept by
National Council of Statutory Auditors

Warsaw, 30 March 2009

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2008 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Company

The Company operates under the name Orbis S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established by a notarized deed of 17 December 1990 prepared by Paweł Błaszczak, Notary Public, in Warsaw (Repertory A No. 1882/1990).
The Company was entered in the Commercial Register kept by the District Court for Warsaw, Business Court, XVI Business-Registry Division, section B, under number RHB25134, based on the decision of 9 January 1991. Currently, the Company is entered in the register of entrepreneurs kept by the District Court for the capital city of Warsaw, XII Business Division of the National Court Register in Warsaw, under number KRS 0000022622.

The Company has the following tax identification number NIP: 526-025-04-69, assigned by the Second Tax Office Warszawa-Śródmieście on 1 May 2004.

The REGON number assigned to the Company by the Statistical Office in Warsaw is 006239529
The Company operates based on the provisions of the Code of Commercial Companies.

In accordance with its By-laws, the scope of the Company's business activities includes:
- activity of tourism organizers, agents and intermediaries, other booking services and related activities,
- hotels and similar facilities;
- activity related to organization of congresses, fairs and exhibitions;
- catering services;
- maintenance and repair of motor vehicles excluding motorcycles;
- other passenger road transport n.e.c.;
- other booking services, n.e.c.;
- other financial services, n.e.c. excluding insurance and pension funds;
- activities of advertisement agencies;
- other publishing activity;
- non-specialized wholesale;
- retail trade in non-specialized stores selling mostly food, beverages and tobacco products;
- other non-school forms of education, n.e.c.;
- other financial brokerage;
- activities related to gambling,
- other personal, property and casualty insurance;
- other transport agency activities;
- rental and management of own or leased real property;
- management of real property on order;

In the audited period, the Company's business activities including hotel and catering services.

As at 31 December 2008, the Company's share capital equaled PLN 95,154,016 and was divided into 46,077,008 ordinary shares with a face value of PLN 2 each. As of 31 December 2008, including the hyperinflatory adjustment, the Company's share capital amounted to PLN 517,754 thousand as reported in the financial statements.

As of 19 June 2008 (the date of the last Shareholders Meeting) the Company's shareholders included:

- Accor S.A.– 45.48 % of shares;
- BZ WBK AIB Asset Management S.A.– 20.35 % of shares;
- Commercial Union OFE BPH CU WBK – 5.08% of shares,
- Other individual shareholders – 29.09% of shares.

No changes in the Company's share capital took place during the financial year.
The following material changes in the ownership structure of the Company's share capital took place in the audited period and until the report date:

- Accor S.A. increased its percentage share in the ownership structure by 4.53%,
- BZ WBK AIB Asset Management S.A. increased its percentage share in the ownership structure by 4.05%.

As of 31 December 2008 the Company's equity amounted to PLN 1,708,113.
The Company's financial year is the calendar year.
The Company has the following related parties:

- Accor S.A. - The Parent;
- Hekon Hotele Ekonomiczne S.A. - 100% subsidiary;
- Wioska Turystyczna Wilkasy Sp. z o.o. - 100% subsidiary;
- Orbis Transport Sp. z o.o. - 98.88% subsidiary;
- PBP Orbis Travel Sp. z o.o. - 95.08% subsidiary;
- Orbis Kontrakty Sp. z o.o. - 80% subsidiary.

Additionally, Orbis S.A. considers companies of Accor, Hekon Hotele Ekonomiczne and Orbis Transport capital groups as its related parties.

As of the opinion date, the composition of the Company's Management Board was as follows:

- Jean Philippe Savoye - Chairman of the Management Board;
- Ireneusz Węgłowski - Vice-Chairman of the Board;
- Marcin Szewczykowski - Member of the Management Board;
- Yannick Yvon Rouvrais - Member of the Management Board.

The following changes in the composition of the Company's Management Board took place during the audited period:

- On 11 June 2008, Krzysztof Gerula resigned from the position of a Management Board Member.

The above changes were filed and registered in an appropriate court register.

2. Information on the financial statements for the previous financial year

In 2007 the Company's activities resulted in a net profit of PLN 125,317 thousand. The Company's financial statements for the 2007 financial year were audited by a certified auditor. The audit was performed by the authorized entity PricewaterhouseCoopers Sp. z o.o. On 17 April 2008, the certified auditor issued an opinion on these financial statements with the following qualification:

- As presented in Note 1.2. to the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge along with real property as a result of the Company privatization in 1990 should be recognized in the balance sheet as at the date of first-time adoption of IFRS in amounts determined in the course of independent valuation. As at 31 December 2007, the carrying amount of these titles was PLN 371 million. In our opinion, in accordance with IAS 17, the titles should be classified as a form of operational leas, and recognized in off-balance sheet items since the ownership title is not transferred to the Company upon expiration of the agreement. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the years ended 31 December 2008 and 31 December 2007 including deferred tax would have been PLN 6 million and PLN 4 million higher, respectively. Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 15 million as property, plant and equipment. In our opinion, the title should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

The General Shareholders Meeting, which approved the financial statements for the 2007 financial year, was held on 19 June 2008. The General Shareholders Meeting decided about the following distribution of the net profit for 2007:
- reclassification to supplementary capital – PLN 106,886 thousand;
- dividend for shareholders - PLN 18,431 thousand.

The financial statements for the 2007 financial year were submitted in accordance with the law to the National Court Register on 26 June 2008 and for publication inMonitor Polski B on 25 June 2008. The financial statements were published in Monitor Polski B No. 1303 on 23 September 2008.

3. Data identifying the entity authorized to audit financial statements and the certified auditor acting on its behalf

The audit of the financial statements was performed based on the agreement of 3 July 2008 concluded between Orbis S.A. and Deloitte Audyt Sp. z o.o. with registered office in Warsaw, ul. Piękna 18, recorded under number 73 on the list of entities authorized to provide audit services kept by the National Council of Statutory Auditors. On behalf of the authorized entity, the audit of the financial statements was conducted under the supervision of Certified Auditor – Maciej Krasoń (No. 10149/7512), at the Company's premises from 7 to 24 December 2008, and from 26 January to 30 March 2009.
The authorized entity was appointed by the Supervisory Board by the resolution of 22 April 2008 based on the authorization defined in Article 20 clause 2 point 8 of the Company's by-laws and on Article 9 clause 1 point 10 of the Supervisory Board Regulations.
Deloitte Audyt Sp. z o.o. and the certified auditor Maciej Krasoń confirm that they are authorized to carry out audits and meet the requirements of Article 66 clauses 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of Orbis S.A.

4. Availability of data and management representations

The scope of our audit was not limited. During the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorized entity and the certified auditor as confirmed in a written representation of the Company's Management Board of 30 March 2009.

5. Economic and financial position of the Company

Presented below are the main items from the income statement as well as financial ratios describing the financial result of the Company and its economic and financial situation compared with similar figures for the previous year. Financial data for 2007 come from the financial statements audited by the former Company's auditor.

Main items from the income statement (PLN '000)	2008	2007(*)
Sales revenues	631,238	637,924
Operating expenses	(609,236)	(599,373)
Other operating revenues	51,813	114,533
Revaluation of non-financial non-current assets	10,260	26,092
Other operating expenses	(15,828)	(10,854)
Financial revenues	0	51
Financial expenses	(28,194)	(20,250)
Income tax	(9)	(22,806)
Net profit (loss)	40,044	125,317
Profitability ratios	2008	2007
– gross profit margin	11%	26%
– net profit margin	6%	20%
– net return on equity	2%	8%
Effectiveness ratios		
– assets turnover ratio	0.26	0.28
– receivables turnover in days	16	14
– liabilities turnover in days	32	33
– inventory turnover in days	3	3
Liquidity/Net working capital		
– debt ratio	29%	25%
– equity to fixed assets ratio	71%	75%
– net working capital (PLN '000)	(154,651)	(138,330)
– current ratio	0.54	0.52
– quick ratio	0.53	0.51

(*) Data not audited by Deloitte Sp. z o.o.

The analysis of the above figures and ratios identified the following trends in 2008:
- a decrease in gross profit margin and return on equity;
- a slight decrease in the asset turnover ratio as well as liabilities turnover in days, and a slight increase in receivables turnover in days;
- an increase in the debt ratio, net working capital, liquidity ratios.

As at 31 December 2008, the value of current liabilities (PLN 337,729 thousand) exceeded the amount of current assets (PLN 183,079 thousand). According to the Management Board, though, there is no threat for the Company's operation as a going concern as presented in details in Note 30.6 to the financial statements.

II. DETAILED INFORMATION

1. Evaluation of the accounting system

The Company has valid documentation describing the accounting principles (policy) applied, including in particular: definition of the financial year and the reporting periods thereof, measurement methods applied to assets and liabilities, methods of determining the financial result, method of keeping the accounting records and the system of data and file protection. The documentation of the accounting policy was developed in line with the Accounting Act and in respect to the measurement of assets and liabilities plus equity as well as presentation of the financial statements – in line with International Financial Reporting Standards as endorsed by the European Union and was approved for use starting from 1 January 2005 by the resolution of the Extraordinary Shareholders Meeting of 10 February 2005. Principle methods of measurement of assets and liabilities plus equity, and measurement of the financial result have been presented in the additional explanatory notes.

The Company uses the Profinn computerized accounting system, which enables it to record all business transactions occurring in the Company except from payroll related events, which are outsourced to MDDP - Bomark. The Profin system is password protected against unauthorized access and has functional access controls. The description of the IT system complies with the requirements of Article 10 clause 1 point 3 letter c) of the Accounting Act.

With respect to the opening balances we executed procedures necessary to confirm that they did not contain material misstatements.
The audited portion of the documentation pertaining to business transactions, accounting records and relationships between the accounting entries and financial statements comply with the requirements defined by section 2 of the Accounting Act.
The accounting records and vouchers, the documentation of the accounting system and the approved financial statements of the Company are stored in compliance with section 8 of the Accounting Act.

The Company performed a physical count and reconciliation of assets and liabilities within the scope, timing and frequency provided for in the Accounting Act. Identified differences were recorded and settled in the accounting records for the audited period.

2. Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2008 and include:

- balance sheet prepared as of 31 December 2008, with total assets and liabilities plus equity of PLN 2,413,216 thousand;
- income statement for the period from 1 January 2008 to 31 December 2008, disclosing a net profit of PLN 40,044 thousand;
- statement of changes in equity for the period from 1 January 2008 to 31 December 2008, disclosing an increase in equity of PLN 21,613 thousand;
- cash flow statement for the period from 1 January 2008 to 31 December 2008, showing a cash inflow of PLN 5,330 thousand;
- notes, including information on the adopted accounting policy and other explanatory notes.

The structure of assets and liabilities as well as items affecting the financial result was presented in the financial statements.

3. Information on selected material items of the financial statements

Tangible fixed assets

The Company's tangible fixed assets include:
- fixed assets of PLN 1,397,291 thousand;
- fixed assets under construction amounting to PLN 99,194 thousand.

The notes to the financial statements correctly describe changes in fixed assets and correctly disclose any revaluation write-downs on such assets.

Long-term investments

The Company's long-term investments include:
- shares in the amount of PLN 496,119 thousand;
- investment property in the amount of PLN 234,762 thousand.

The notes correctly describe changes in investments during the financial year.

Our opinion includes a qualification related to classification of perpetual usufruct of land recognized under fixed assets and investment property as presented in "Justification of the opinion issued" below.

Structure of inventory
The structure of inventory was correctly presented in the respective explanatory note.

Structure of receivables

The ageing analysis of trade receivables was correctly presented in the respective explanatory note. The audited sample did not include expired or cancelled receivables.

Liabilities
The ageing analysis of liabilities and liabilities by type and due dates were correctly presented in the respective explanatory note.
Key items of the Company's liabilities include:

- long-term loans and borrowings of PLN 282,317 thousand;
- short-term loans and borrowings of PLN 242,307 thousand;
- trade liabilities of PLN 53,718 thousand.

Specification of contracted loans together with collateral has been disclosed in the respective notes. The audited sample did not include expired or cancelled liabilities.

Prepayments, accruals and provisions for liabilities

The structure of prepayments and accruals as well as provisions for liabilities is correctly described in respective notes.

Expenses and revenues recognized over time were correctly classified in relation to the audited financial period.

Provisions for liabilities were determined in reliably estimated amounts.

These items are recognized completely and correctly in all material respects in relation to the financial statements as a whole.

Justification of the opinion issued

We issued the opinion with the following qualification:

- As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Company privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation.
- As at 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 285,223 thousand and PLN 311,908 thousand, respectively, and presented under investment property, PLN 81,084 thousand and 59,115 thousand, respectively. At the same time, as at 31 December 2008 and 31 December 2007, the Company created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 69,5989 thousand and PLN 70,494 thousand, respectively. In our opinions, since the ownership title to the land is not transferred to the Company upon expiration of the agreement, in line with IAS 17, the titles are a form of operational lease, and therefore should be recognized in off-balance sheet items. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,883 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 300,541 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN 3,812 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 304,340 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 15,115 thousand as at 31 December 2008 and PLN 15,343 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, the titles should have been classified as operational leases in line with IAS 17, with the payment value recognized as a long-term prepayment carried forward.

4. Completeness and correctness of drawing up additional information and explanations and the report on the activities of the entity

The Company confirmed the validity of the going concern principle followed while drawing up the financial statements. The principles of measurement of assets and liabilities, financial profit/loss and the method of financial statements preparation have been properly and completely described in the notes. Limitations imposed on individual assets disclosed in the balance sheet arising from pledges granted to creditors were described.

The notes fully describe reporting items and present the other data required by IFRS in a clear manner. The Management Board prepared Report on the activities of the Company in the 2008 financial year and attached it to the financial statements. The Report is complete in the meaning of Article 49 clause 2 of the Accounting Act and the Minister of Finance ordinance of 19 February 2009 on current and periodical information submitted by issuers of securities and conditions to render information required by non-member state regulations as equivalent, and consistent with the underlying information disclosed in the audited financial statements. We have audited the Report with respect to the disclosed information derived directly from the audited financial statements.

5. Final information and findings

Management Board's Representations

Deloitte Audyt Sp. z o.o. and the certified auditor received a representation letter from the Company's Management Board in which the Board stated that the Company complied with the laws in force.

Piotr Sokołowski
Member of the Board
Certified auditor
No. 9752

Maria Rzepnikowska
Chairman of the Board
Certified auditor
No. 3499

Maciej Krasoń
Certified Auditor
No. 10149/7512

Represented by

Deloitte Audyt Sp. z o.o.
Ul. Piękna 18
00-549 Warsaw

entity authorized to audit
financial statements entered under
number 73 on the list kept by
National Council of Statutory Auditors

Warsaw, 30 March 2009

ORBIS S.A.

Separate financial statements

as at December 31, 2008

Orbis

The Separate Financial Statements of Orbis S.A. for the period from January 1, 2008 to December 31, 2008

Warsaw, March 30, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

TABLE OF CONTENTS

BALANCE SHEET ... 4
INCOME STATEMENT ... 6
STATEMENT OF CHANGES IN EQUITY ... 7
CASH FLOW STATEMENT ... 8
1. BACKGROUND ... 9
GENERAL INFORMATION ... 9
STATEMENT OF COMPLIANCE ... 9
BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS ... 10
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ... 11
ACCOUNTING POLICIES OF ORBIS S.A. ... 11
CRITICAL ESTIMATES AND ASSUMPTIONS ... 22
CHANGES IN ACCOUNTING POLICIES ... 23
NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS ... 23
3. SEGMENT REPORTING ... 28
4. INCOME AND EXPENSE ... 28
4.1 NET SALES OF SERVICES, PRODUCTS, MERCHANDISE AND RAW MATERIALS ... 28
4.2 OTHER OPERATING INCOME ... 29
4.3 EXPENSES BY NATURE ... 30
4.4 EMPLOYEE BENEFIT EXPENSE ... 30
4.5 OTHER OPERATING EXPENSES ... 31
4.6 FINANCE INCOME AND EXPENSES ... 31
5. CURRENT AND DEFERRED INCOME TAX ... 31
5.1 RECONCILATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT ... 31
5.2 DEFERRED INCOME TAX ... 32
6. DISCONTINUED OPERATIONS ... 33
7. EARNINGS PER SHARE ... 33
8. DIVIDEND PAID OR PROPOSED TO BE PAID ... 33
9. PROPERTY, PLANT AND EQUIPMENT ... 34
10. INTANGIBLE ASSETS ... 36
11. INVESTMENTS IN ASSOCIATES ... 38
12. SUBSIDIARIES ... 38
13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES ... 39
14. CHANGES IN THE GROUP ... 40
15. INTERESTS IN JOINT VENTURES ... 41
16. AVAILABLE-FOR-SALE FINANCIAL ASSETS ... 41
17. OTHER FINANCIAL ASSETS ... 41
18. INVESTMENT PROPERTY ... 41
19. OTHER LONG-TERM INVESTMENTS ... 43
20. INVENTORIES ... 43
21. CURRENT RECEIVABLES ... 43
22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS ... 46
23. CASH AND CASH EQUIVALENTS ... 46
24. SHARE CAPITAL AND OTHER CAPITAL ... 47
25. BORROWINGS ... 49
26. PROVISIONS FOR LIABILITIES ... 51
27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES ... 51
28. EMPLOYEE BENEFITS ... 52
29. CONTINGENCIES ... 55
29.1 ISSUED GUARANTEES ... 55
29.2 LEGAL CLAIMS ... 56
30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT ... 60
30.1 FINANCIAL RISK MANAGEMENT POLICY ... 60
30.2 INTEREST RATE RISK ... 61
30.3 CURRENCY RISK ... 61
30.4 PRICE RISK ... 62
30.5 CREDIT RISK ... 62
30.6 LIQUIDITY RISK ... 64
31. CAPITAL MANAGEMENT ... 65
32. FUTURE CAPITAL COMMITMENTS ... 66
33. RELATED PARTY DISCLOSURES (TRANSACTIONS) ... 66

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.1 REMUNERATION OF MEMBERS OF GOVERNING BODIES 68
33.2 SALES OF GOODS AND SERVICES 68
33.3 PURCHASES OF GOODS AND SERVICES 69
33.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS 69
33.5 LOANS TO RELATED PARTIES 70
33.6 LOANS FROM RELATED PARTIES 70
34. EVENTS AFTER THE BALANCE SHEET DATE 71
35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT 71
36. OTHER INFORMATION 72

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at December 31, 2008

Assets	Note	balance as at Dec. 31, 2008	balance as at Dec. 31, 2007
Non-current assets		**2 230 137**	**2 108 621**
Property, plant and equipment	9	1 496 485	1 528 023
Intangible assets	10	2 219	1 412
Investment in subsidiaries and associates	11, 12, 13	496 119	484 007
Available-for-sale financial assets	16	0	0
Investment property	18	234 762	94 627
Other long-term investments	19	552	552
Current assets		**183 079**	**151 468**
Inventories	20	3 918	4 907
Trade receivables	21	28 242	26 847
Income tax receivables	21	6 837	533
Other short-term receivables	21	109 075	82 518
Financial assets at fair value through profit or loss	22	0	6 986
Cash and cash equivalents	23	35 007	29 677
Total assets		**2 413 216**	**2 260 089**

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at December 31, 2008

Shareholders Equity and Liabilities	Note	balance as at Dec. 31, 2008	balance as at Dec. 31, 2007
Shareholders' equity	24	**1 708 113**	**1 686 500**
Share capital		517 754	517 754
Other capital		133 333	133 333
Retained earnings		1 057 026	1 035 413
Non-current liabilities		**367 374**	**283 791**
Borrowings	25	282 317	186 333
Deferred income tax liability	5	51 059	63 817
Provision for pension and similar benefits	28	33 998	33 641
Current liabilities		**337 729**	**289 798**
Borrowings, of which:	25	242 307	183 951
- borrowings from related entities		143 519	143 071
Trade payables	27	53 718	54 916
Current income tax liabilities	27	999	7 999
Other current liabilities	27	32 924	35 866
Provision for pension and similar benefits	28	6 327	5 965
Provisions for liabilities	26	1 454	1 101
Total equity and liabilities		**2 413 216**	**2 260 089**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for twelve months ended on December 31, 2008

	Note	2008	2007
Net sales of services	4.1	628 961	635 465
Net sales of products, merchandise and raw materials	4.1	2 277	2 459
Cost of services, products, merchandise and raw materials sold	4.3	(471 568)	(455 409)
Gross profit on sales		**159 670**	**182 515**
Other operating income	4.2	51 813	114 533
Distribution & marketing expenses	4.3	(38 598)	(39 873)
Overheads & administrative expenses	4.3	(99 070)	(104 091)
Other operating expenses	4.5	(15 828)	(10 854)
Net impairment reversal	4.2	10 260	26 092
Operating profit		**68 247**	**168 322**
Finance income	4.6	0	51
Finance expenses	4.6	(28 194)	(20 250)
Profit before tax		**40 053**	**148 123**
Income tax expense	5	(9)	(22 806)
Net profit for the year		**40 044**	**125 317**
Earnings per ordinary share (in PLN)			
Basic/diluted earnings per share attributable to the equity holders of the Company	7	0,87	2,72

Total profit for the year relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for twelve months ended on December 31, 2008

	Note	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2007					
Balance as at January 1, 2007		**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the year		0	0	125 317	**125 317**
Total recognised income		**0**	**0**	**125 317**	**125 317**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	24	**517 754**	**133 333**	**1 035 413**	**1 686 500**
Twelve months ended on December 31, 2008					
Balance as at January 1, 2008		**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the year		0	0	40 044	**40 044**
Total recognised income		**0**	**0**	**40 044**	**40 044**
- dividends		0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	24	**517 754**	**133 333**	**1 057 026**	**1 708 113**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for twelve months ended on December 31, 2008

	Note	2008	2007
OPERATING ACTIVITIES			
Profit before tax		**40 053**	**148 123**
Adjustments:		**74 519**	**(21 121)**
Depreciation and amortization	4.3	130 832	111 791
Interest and dividends		(20 358)	(20 171)
Profit on investing activities		(153)	(69 485)
Change in receivables	35	(26 987)	(16 775)
Change in liabilities, excluding borrowings	35	(800)	1 198
Change in provisions	26	1 072	(1 419)
Change in inventories	20	989	30
Other adjustments	35	(10 076)	(26 290)
Cash from operating activities		**114 572**	**127 002**
Income tax paid/reimbursed		(26 071)	(21 762)
Net cash flow from operating activities		**88 501**	**105 240**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		441	89 005
Proceeds from sale of investment property		0	3 375
Proceeds from sale of shares in related entities		0	1 210
Proceeds from sale of short-term securities		7 000	32 460
Interest received		2 727	1 618
Dividends received		45 235	38 065
Other income from financial assets		10 000	2 419
Purchase of property, plant and equipment and intangible assets		(234 177)	(172 454)
Purchase of related entities		(12 112)	(167)
Purchase of short-term securities		0	(39 359)
Loans granted to related parties		(10 000)	(10 000)
Net cash used in investing activities		**(190 886)**	**(53 828)**
FINANCING ACTIVITIES			
Proceeds from borrowings		190 000	0
Repayment of borrowings		(39 191)	(39 594)
Interest payment		(24 398)	(19 365)
Dividends paid to Shareholders		(18 431)	(15 667)
Other financial cash flow		(265)	(359)
Net cash used in financing activities		**107 715**	**(74 985)**
Change in cash and cash equivalents		**5 330**	**(23 573)**
Cash and cash equivalents at the beginning of period		**29 677**	**53 250**
Cash and cash equivalents at the end of period		**35 007**	**29 677**

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements present the financial data of Orbis S.A. (the "Company") with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.2 thousand people and operates a network of 41 hotels (8 323 rooms as at December 31, 2008) in 27 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns 7 hotels of the Etap brand and 1 Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The presented financial statements concern a single business entity. The Company prepares the consolidated financial statements for its Group.

Items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (in the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.2 STATEMENT OF COMPLIANCE

An Extraordinary General Meeting of Orbis S.A. Shareholders was held on February 10, 2005. The General Meeting of Shareholders passed a resolution on preparation of financial statements of Orbis S.A. in accordance with the International Financial Reporting Standards (IFRS) from January 1, 2005.

The attached annual financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union, issued and valid on the date of these financial statements.

As regards the accounting for obtained rights to perpetual usufruct of land, the Company's Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet in the amounts resulting from an independent valuation.

The Company's hotel properties also include land (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real estate.

Certain rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of the hotel properties. At the purchase date, the Company did not divide the value of properties received into components but presented the entire amount under the „Buildings and structures" item of property, plant and equipment and applied the rate of depreciation corresponding to the useful life of the building.

The value of obtained rights to perpetual usufruct of land recognized in the balance sheet amounted to PLN 366 307 thousand as at December 31, 2008, and to PLN 371 023 thousand as at December 31, 2007.

The value of deferred income tax liability amounted to PLN 69 598 thousand as at December 31, 2008, and PLN 70 494 thousand as at December 31, 2007.

(all amounts in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements present balance sheet figures as at December 31, 2008 and comparative figures as at December 31, 2007, statement of changes in equity for 2008 and 2007, income statement and cash flow statement covering figures for 2008 and comparative figures for 2007, as well as explanatory notes to the above mentioned financial statements.

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern. The Management Board of Orbis S.A. is of the opinion that as at the date of these financial statements, there are no circumstances which would indicate a threat to the continuation of the Company's operations in the foreseeable future (additional information in point 30.6).

These financial statements were approved by the Management Board on **March 30, 2009.**

The Company prepares the consolidated financial statements of the Orbis Group in accordance with the IFRS adopted by the European Union. The consolidated financial statements are available at the www.orbis.pl/ir site. The separate financial statements should be read together with the consolidated financial statements of the Orbis Group for the period from January 1 to December 31, 2008 in order to gain a comprehensive insight into the financial standing and financial results of the entire Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF ORBIS S.A.

2.1.1 Interests in subsidiaries, affiliates and associates

Interests and shares in subsidiaries and associates of Orbis S.A. are reported at cost, less impairment.

Changes in the value of presented interests due to impairment are reported directly in the financial result, in the "Finance income and expenses" line.

2.1.2 Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank which provides services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank which provides services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

2.1.3 Property, plant and equipment

Property, plant and equipment are initially recognized at cost (cost of purchase or manufacture).

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administrative authorities free of charge as a result of administrative decisions are initially recognized in the financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The applied approach is substantiated in point 1.2 of the "Background" to these financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet, irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new hotel buildings and reconstruction of existing ones, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of property, plant and equipment amounting to the difference between proceeds from the sale and the carrying amount of the disposed asset are recognized in the income statement.

Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used non-current assets is calculated using the straight-line method over the estimated useful life of a given newly-received PP&E asset, as follows:

Rights to perpetual usufruct of land – to 99 years
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

2.1.4 Intangible assets

2.1.4.1 Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization, as well as the annual rate of amortization reflecting the anticipated useful life of a given asset, are determined as at the date of acquisition of an intangible asset.

The Company does not carry out any research nor development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on the straight-line basis over the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

(all amounts in PLN thousands, unless otherwise stated)

2.1.5 Impairment of assets

Goodwill is not amortized but it is reviewed for impairment annually and whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

At each balance sheet date, the Company assesses whether there are any indications that any of the assets may have been impaired. Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

As regards valuation of goodwill and property, plant and equipment at the disposal of the Head Office of Orbis S.A., the entire Company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Company decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Company has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and last two years' value. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on the results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.
The amount thus established is weighed against the income that could be generated in case of sale of each of the cash-generating units, based on the minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or value of land and rights to perpetual usufruct of land on which the hotel in located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the market value or the said coefficient.
If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential valuation may be prepared using the DCF (Discounted Cash Flow) method. This concerns, for example, newly-opened hotels or hotels after thorough refurbishing.
At each balance sheet date, the Company assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Company assumes that a growth in EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss.
Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if there had been no impairment.

2.1.6 Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

2.1.6.1 Finance lease

Assets used under a finance lease are treated as assets of the Company and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate on the outstanding balance. Finance expenses are recognized directly in the income statement.

Property, plant and equipment used under finance leases are depreciated in accordance with principles of depreciation of the non-current assets of the Company over the shorter of the useful life of the asset or the lease term.

In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

2.1.6.2 Operating lease

Payments made under operating leases are recognized as expenses in the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

2.1.7 Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Company measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years.

2.1.8 Other long-term investments

Other long-term investments include assets acquired by the Company to derive economic benefits. Presently, this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are measured at revalued amount. As regards works of art, the revalued amount is determined on the basis of specialist catalogues.

2.1.9 Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

If an event resulting in impairment of inventories occurs in the financial year, inventories are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of a write-down is reported in the income statement.

2.1.10 Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.

Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of receivables is recognized when there is objective evidence that the Company will not be able to collect all due amounts. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized as expenses in the income statement.

Trade and other payables are recognized at amortized cost.

2.1.11 Borrowings

Borrowings are initially recognized at their fair value, net of transaction costs incurred. Interest-bearing borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings agreement using the effective interest rate method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

2.1.12 Financial instruments

2.1.12.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Financial assets held for trading. A financial asset is classified as "held for trading" if acquired principally for the purpose of selling in the short term.
- Financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Company classifies investments in securities to this category.

Assets are initially recognized in the accounts on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired, or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

Financial assets at fair value through profit or loss are initially, and also subsequently at the balance sheet date, recognized at fair value.

2.1.12.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or as available for sale.

Assets are initially recognized in the accounts on trade date and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

As at the date of the initial recognition, the assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

2.1.12.3 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

As at the date of initial recognition, these assets are measured at fair value, plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the asset are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and effects of measurement are recognized in the profit or loss.

2.1.12.4 Derivatives

Derivative financial instruments are recognized on the date the Companies become a party to a binding contract.
The Company uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with a fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in finance income or expenses, and as cash flows from operating activities in the cash flow statement.

2.1.12.5 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent a part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

2.1.13 Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities.

2.1.14 Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

2.1.14.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, along with any tax adjustments for preceding years.

Balances of current income tax with companies forming the tax group are presented in "Income tax receivables" and "Income tax liabilities" items of the balance sheet.

2.1.14.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities, as well as accruals which are certain to generate a tax cost at the time of their use,
- recognized impairment loss of assets that will in future reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event that expected future taxable profit is insufficient to realize a part or entire asset, it is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- revaluation of assets up to the fair value exceeding their acquisition value,
- recognition of rights to perpetual usufruct of land received free of charge.

The amount of the deferred income tax asset and liability is determined, as at the balance sheet date, using the income tax rates applicable in the year when the tax obligation arose, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate applicable in the year in which the tax obligation arose.

Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

2.1.14.3. Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. Individual companies cease to be taxpayers and the status of a taxpayer is transferred to the whole Tax Group. It was determined that in the Tax Group the company Orbis company acts as the tax representative.

Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognized in the individual income statements and cash flows of the companies in the Tax Group according to their calculations.

As the group tax representative, Orbis S.A. has income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax group are presented in separate financial statements of the Tax Group members under "Income tax receivables/liabilities".

If Orbis S.A. fails to comply with its obligations as the tax representative, the Tax Office has the right to call on each of the remaining Tax Group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset current tax losses of loss-incurring companies against tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the Tax Group members, and reduce their respective tax burdens.

Deferred income tax assets and liabilities are set off within the Tax Group.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

The Orbis Tax Group includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o.

Provisions of the agreement on the Orbis Tax Group will be effective until December 31, 2008 (additional information in point 5.1).

2.1.15 Employee benefits

2.1.15.1 Pension obligations

The Company operates solely defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Company pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Company does not have any further obligations. Contributions are recognized as employee benefit expenses at the time of their maturity.

2.1.15.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

2.1.15.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued annually.

2.1.16 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized on the basis of the Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.

(all amounts in PLN thousands, unless otherwise stated)

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in "Other operating expenses/income".

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

2.1.17 Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Company, or
- a present obligation that arises from past events but is not recognized because:
    - an outflow of benefits to settle that obligation is not likely,
    - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Companies.

2.1.18 Equity

The share capital of Orbis S.A. is stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect effects of hyperinflation.

Other capital comprises the share premium as well as effects of valuation of available-for-sale financial assets.

2.1.19 Retained earnings

Retained earnings include profit/loss from past years, net financial result from the current year and profits transferred to equity subject to limited distribution created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2008 and December 31, 2007, profits subject to limited distribution totaled PLN 30 718 thousand.

2.1.20 Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;

(all amounts in PLN thousands, unless otherwise stated)

- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

2.1.21 Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses on derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

2.1.22 Net financial result

In Orbis S.A., the net financial result is an outcome of:
- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from ordinary operating activities,
  - profit (loss) from other operating activities,
- financial operations,
- obligatory charges on the financial result on account of income tax payable by the Company and equivalent payments due by virtue of separate regulations.

Result on ordinary operating activities constitutes a difference between income and expenses related to the Company's principal activities.

Result on other operating activities represents a difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2008 the Company calculates their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

2.1.23 Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends were approved by the General Meeting of Shareholders of the Company.

The financial statements present the figures for the distribution of the Company's profit for the financial year ended December 31, 2007 approved by the General Meeting of Shareholders held on June 19, 2008.

2.1.24 Segment reporting

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The Company's operations are concentrated on one business segment – Hotels & Restaurants – provision of hotel and food&beverage services along with ancillary services. The Company operates in one geographical region, i.e. in Poland.

Business segments are identified on the basis of core business operations of the Company according to the Polish Classification of Business Activity [PKD].

Segment revenue is revenue from sales to external clients or from inter-segment transactions, reported in the income statement, that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment, and the portion of other expenses that can be allocated to the segment on a reasonable basis.

Segment expense includes in particular:
- cost of services, products, merchandise and raw materials sold,
- distribution % marketing expenses.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associated companies consolidated by the equity method, as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:
- used by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

2.2. CRITICAL ESTIMATES AND ASSUMPTIONS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) *Estimated impairment of property, plant and equipment and investment property*
As at the balance sheet date, the Company assesses whether there are any indications that an asset may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in Note 2.1.5.

(b) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and retirement obligations are measured using actuarial method. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growths in benefit assessment bases. Details of the analysis are presented in Note 28 to these financial statements.

(c) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

(all amounts in PLN thousands, unless otherwise stated)

2.3 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in 2008 in relation to the financial statements published as at December 31, 2007.

2.4 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.4.1 The following amendments to or interpretations of the standards affecting the Company's financial statements entered into force in 2008.

a) Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: Reclassification of Financial Assets" and IFRS 7 "Financial Instruments: Disclosures"

Amendments to IAS 39 "Financial Instruments: Recognition and Measurement: reclassification of financial assets" and to IFRS 7 "Financial Instruments: Disclosures", published on October 13, 2008 and approved by the European Union on October 15, 2008, and are effective for reclassifications as at or after July 1, 2008.

The Company has prepared the consolidated financial statements in accordance with new requirements relating to disclosures of reclassifications.

The effect of application of the above interpretations by the Company is immaterial.

2.4.2 The following standards, amendments to the standards as well as interpretations were published but did not come into force as at March 5, 2009:

a) Amendments to IFRS 1 "First-time Adoption of IFRS"

Another amendment to IFRS 1 "First-Time Adoption of IFRS" was published on November 27, 2008. The amendment concerns restructuring of its substance and shifting of numerous exceptions and exemptions provided for in the standard to appendices, applies to the first financial statements of an entity prepared in accordance with IFRS and is effective for annual periods as of July 1, 2009.

The amendment to IFRS 1 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

b) Amendments to IFRS 3 "Business Combinations"

The revised IFRS 3 was issued by the International Accounting Standards Board on January 10, 2008 and is effective prospectively for business combinations with acquisition date on or after July 1, 2009. The amendments provide for the possibility of recognizing non-controlling interests either at fair value or at their proportionate interest in the fair value of net identifiable assets, remeasuring any previously held interests in the acquiree to fair value with any gain recognized in profit or loss, and additional guidelines for applying the acquisition method of accounting, including treatment of transaction costs as period expenses.

The revised IFRS 3 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

(all amounts in PLN thousands, unless otherwise stated)

c) Amendments to IFRS 7 "Financial Instruments: Disclosures"

Amendments to IFRS 7 "Financial Instruments: Disclosures" were issued on March 5, 2008 and are effective for annual financial statements for periods beginning on or after January 1, 2009.

The revised IFRS 7 has not been adopted by the European Union as at the date of these financial statements.
The amendment to the standard will not have any impact on the Company's financial statements.

d) Amendments to IAS 27 "Consolidated and Separate Financial Statements"

The amended IAS 27 was issued by the International Accounting Standards Board on January 10, 2008 and is effective for annual periods beginning on or after July 1, 2009. The standard requires effects of transactions with non-controlling shareholders should be accounted for as equity transactions if the parent does not lose control over the subsidiary. The standard clarifies also the manner of accounting in case of loss of control over the subsidiary, that is, it requires remeasurement of the remaining interests to fair value and recognition of the difference in profit or loss.

The amended IAS 27 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

e) Amendments to IAS 39 "Financial Instruments: Recognition and Measurement"

Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" were issued on July 31, 2008 and are effective for financial statements prepared for periods beginning on or after July 1, 2009. The amendment introduces clarifications as to in what situations inflation may be the hedged item and in what situations a purchased option may be a hedge.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

f) Amendment to IAS 39 "Reclassification of Financial Assets: Effective Date and Final Provisions"

The amendment to IAS 39 "Reclassification of Financial assets: Effective Date and Final Provisions" was issued on November 27, 2008. The amendment clarifies issues related to the effective date of as well as transitional provisions of IAS 39 revised in October 2008.

The amended IAS 39 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

g) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was issued by the International Financial Reporting Interpretations Committee on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 has not been adopted by the European Union as at the date of these financial statements.
The amendment to the standard will not have any impact on the Company's financial statements.

(all amounts in PLN thousands, unless otherwise stated)

h) IFRIC 15 "Agreements for the Construction of Real Estate"

IFRIC 15 " Agreements for the Construction of Real Estate " was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The interpretation classifies the recognition of revenues and expenses in companies which provide real estate construction services.

IFRIC 15 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

i) IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was issued on July 3, 2008 and is effective for financial statements for periods beginning on or after October 1, 2008. The interpretation explains what foreign currency risks qualify to be recognized in hedge accounting, where, within a group, hedging instruments can be held and what amounts are to be reclassified to profit or loss upon sale of a foreign operation.

IFRIC 16 has not been adopted by the European Union as at the date of these financial statements.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the consolidated financial statement have not yet been considered.

j) IFRIC 17 "Distribution of Non-Cash Assets to Owners"

IFRIC 17 "Distribution of Non-Cash Assets to Owners" was issued on November 27, 2008 and is effective for financial statements for periods beginning on or after July 1, 2009. The interpretation provides guidelines on accounting treatment of distribution of non-cash assets to shareholders. The interpretation provides, first and foremost, that dividends should be measured at fair value of distributed assets and the difference between the dividend paid and the earlier carrying amount of these assets should be recognized in profit or loss upon settlement of the entire dividend. This interpretation does not concern distribution of non-cash assets in case distribution does not modify control over such assets.

IFRIC 17 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

k) IFRIC 18 „Transfers of Assets from Customers"

IFRIC 18 "Transfers of Assets from Customers" was issued on January 29, 2009 and is effective prospectively for transactions executed after July 1, 2009.

IFRIC 18 has not been adopted by the European Union as at the date of these financial statements.

The amendment to the standard will not have any impact on the Company's financial statements.

(all amounts in PLN thousands, unless otherwise stated)

Furthermore, when preparing these consolidated financial statements, the Group did not apply the following standards, amendments to standards or interpretations that have been published and adopted in the EU but have not entered into force yet.

a) IFRS 8 "Operating Segments"

IFRS 8 was issued by the International Accounting Standards Board on November 30, 2006 and is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment

Reporting". This standard defines new requirements as regards disclosure of information on operating segments as well as information on products, services and geographical areas in which operations are pursued, as well as key clients. The IFRS 8 requires the "managerial approach" in respect of reporting on financial results of operating segments.

IFRS 8 was published in the Official Journal of the European Union on November 22, 2007.

The Company will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

b) Amendments to IFRS 1 "First-time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements"

The amendment to IFRS 1 "First-Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements" was issued on May 22, 2008 and is effective for financial statements for periods beginning on or after January 1, 2009. The amendment makes it possible for a first-time adopter of IFRS to apply deemed cost for an investment in a subsidiary, associate or joint venture.

The amendment to IFRS 1 was adopted by the European Union on January 23, 2009.

The amendment to the standard will not have any impact on the Company's financial statements.

c) Amendments to IFRS 2 "Share-based Payments: Vesting Conditions and Cancellations"

Amendments to IFRS 2 "Share-based Payments: Vesting Conditions and Cancellations" were issued by the International Accounting Standards Board on January 17, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009.

The amendments to IFRS 2 were adopted by the European Union on December 16, 2008.

The amendment to the standard will not have any impact on the Company's financial statements.

d) Improvements to IFRS 2008

Improvements to IFRS 2008 were issued on May 22, 2008 and are effective for financial statements for periods beginning on or after January 1, 2009. They include 35 amendments to over a dozen standards split into two groups of amendments: (a) amendments that result in changes in the accounting policy, presentation, rules of measurement, (b) amendments that are aimed at harmonizing and unifying terminology used in the texts of standards, which have no effect on accounting issues in the standards.

The improvements to IFRS 2008 were adopted by the European Union on January 23, 2009.

The Company will comply with the above-described amendment to the interpretation, however the date of implementing and its impact on the financial statement have not yet been considered.

(all amounts in PLN thousands, unless otherwise stated)

e) Amendments to IAS 1 "Presentation of Financial Statements – Revised Presentation"

Amendments to IAS 1 were issued by the International Accounting Standards Board on September 6, 2007 and are effective for annual periods beginning on or after January 1, 2009.

The amended IAS 1 was adopted by the European Union on December 17, 2008.

The Company will comply with the above amendment to the interpretation as of its effective date, i.e. as of January 1, 2009.

f) Amendments to IAS 23 "Borrowing Costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference from the previous version is the removal of the option of immediately recognizing financial liabilities that relate to assets that take a substantial period of time to get ready for use or sale as an expense in the income statement.

The amendment to IAS 23 was published in the Official Journal of the European Union on December 17, 2008.

The Company will comply with the above-described amendment to the standard, however the date of implementing and its impact on the consolidated financial statements have not yet been considered.

g) Amendments to IAS 32 "Financial Instruments: Presentation" and IAS 1 "Presentation of Financial Statements"

Amendments to IAS 32 and IAS 1 were issued by the International Accounting Standards Board on February 14, 2008 and are effective for annual periods beginning on or after January 1, 2009. The amendments concern the method of accounting for certain financial instruments which are similar to equity instruments, but are classified as financial liabilities. According to the new requirement of the standard, financial instruments such as financial instruments with the option of sell-back and instruments which include an obligation for the issuing entity to pay a share in net assets only in case of liquidation, provided that certain conditions are met, are presented as equity.

The aforementioned amendments to IAS 32 and IAS 1 were adopted by the European Union on January 21, 2009.

The amendment to the standard will not have any impact on the Company's financial statements.

h) IFRIC 13 "Customer Loyalty Programs"

IFRIC 13 was issued by the International Financial Reporting Interpretations Committee on June 28, 2007 and is effective for annual periods beginning on or after July 1, 2008. The interpretation contains guidelines concerning the accounting treatment of transactions related to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point collection programs. In particular IFRIC 13 provides for a correct method of posting of liabilities related to the need to provide products or services free of charge or for a discount to customers who exercise their "points".

IFRIC 13 was published in the Official Journal of the European Union on December 17, 2008.

The Company will apply the above interpretation as of its effective date, i.e. as of January 1, 2009.

(all amounts in PLN thousands, unless otherwise stated)

i) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was issued on July 4, 2007 and is effective for annual periods beginning on or after January 1, 2009.

IFRIC 14 was adopted by the European Union on December 16, 2008.

The amendment to the standard will not have any impact on the Company's financial statements.

3. SEGMENT REPORTING

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format. The Company's operations are concentrated on one business segment – Hotels & Restaurants – provision of hotel and food&beverage services along with ancillary services. Business segments are identified on the basis of core business operations of the Company according to the Polish Classification of Business Activity [PKD]. The Company operates in one geographical region, i.e. in Poland.

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	2008	**2007**
Net sales of services	628 961	635 465
of which: from related parties	*39 931*	*30 248*
Net sales of products, merchandise and raw materials	2 277	2 459
of which: from related parties	*2 112*	*2 254*
Net sales of products, merchandise and raw materials, total	**631 238**	**637 924**

(all amounts in PLN thousands, unless otherwise stated)

4.2 OTHER OPERATING INCOME

	2008	2007
Gains on disposal of non-financial non-current assets	343	67 168
Gains on disposal of other assets	0	1 126
Grants	0	22
Sales of financial assets at fair value	14	69
Dividends and share of profits *)	45 235	38 065
Interest income on granted loans and receivables	4 360	3 300
Other operating income, of which:	1 861	4 783
reversal of provisions, of which	0	334
- provision for obligations towards employees	0	17
- provision for costs of fees for perpetual usufruct of land	0	317
damages received	277	361
adjudged repayments of tax	0	633
surplus on curency exchange fluctuations	266	0
costs refund	99	134
receivables received in enforcement procedure	170	0
other	1 049	3 321
Other operating income, total	**51 813**	**114 533**

*) As at December 31, 2008 the Company recognized income from dividends from its subsidiary Hekon-Hotele Ekonomiczne S.A. of PLN 38 835 thousand, and from Orbis Kontrakty Sp. z o.o. of PLN 6 400 thousand.

As at December 31, 2007 the Company recognized income from dividends from its subsidiary Hekon-Hotele Ekonomiczne S.A. of PLN 32 984 thousand, and from Orbis Kontrakty Sp. z o.o. of PLN 5 081 thousand.

The table below presents revaluation of property, plant and equipment:

	2008	2007
Recognized provisions for impairment of property, plant and equipment	(7 915)	(29 338)
Reversed provisions for impairment of property, plant and equipment	18 175	55 430
Revaluation of non-financial non-current assets, total	**10 260**	**26 092**

(all amounts in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	2008	2007
Depreciation and amortization	130 832	111 791
Raw materials and energy	107 273	107 578
Outsourced services	135 176	128 889
Taxes and charges	24 740	24 637
Employee benefit expense	190 374	206 877
Other expenses by nature (for)	20 814	19 493
- fee for affiliation with hotel systems	13 894	13 540
- business trips	2 133	2 228
- insurance premiums	1 686	1 646
- provision for impairment of receivables	441	475
- other	2 660	1 604
Total expenses by nature	**609 209**	**599 265**
Distribution & marketing expenses (negative value)	(38 598)	(39 873)
Overheads & administrative expenses (negative value)	(99 070)	(104 091)
Costs of products sold	**471 541**	**455 301**
Value of merchandise and raw materials sold	27	108
Cost of services, products, merchandise and raw materials sold	**471 568**	**455 409**

4.4 EMPLOYEE BENEFIT EXPENSE

	2008	2007
Wages and salaries	147 824	152 860
Provision for unused and overdue holidays	464	239
Provision for wages and salaries and related expenses	261	1 753
Provision for jubilee awards and retirement obligations	5 094	11 015
Employee benefits	36 731	41 010
Total employee benefit expense	**190 374**	**206 877**

Provisions for jubilee awards and retirement obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays as "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	2008	2007
Provisions created for employment restructuring (Note 26)	0	(306)
Provisions created for court litigations (Note 26)	(81)	0
Other created provisions (Note 26)	(684)	0
Employment restructuring expenses	(1 673)	(6 009)
Other employment-related expenses	(3 471)	0
Exchange differences	(1 484)	(1 727)
Costs of assets liquidation	(152)	(539)
Indemnities, fines and penalties paid	(7 066)	0
Donations	(228)	(266)
Default interest	(326)	0
Redeemed receivables	(342)	0
Other	(321)	(2 007)
Other operating expenses, total	**(15 828)**	**(10 854)**

4.6 FINANCE INCOME AND EXPENSES

	2008	2007
Other finance income	0	51
Finance income, total	**0**	**51**
Finance expenses of interest on borrowings	(27 710)	(19 627)
Other finance expenses	(484)	(623)
Finance expenses, total	**(28 194)**	**(20 250)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charge are as follows:

	2008	2007
Current income tax	**(12 767)**	**(28 843)**
- current income tax charge	(12 767)	(28 843)
Deferred income tax	**12 758**	**6 037**
- related to the recognized and reversed temporary differences	12 758	6 037
Tax charge in the income statement	**(9)**	**(22 806)**

5.1 RECONCILIATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT

Reconciliation of income tax in the income statement with the financial result:

	2008	2007
Profit before tax	**40 052**	**148 123**
Tax calculated at the statutory rate of 19%	(7 610)	(28 143)
Dividends received	8 595	7 232
Non-taxable revenue and non-tax-deductible expenses	(1 030)	(1 944)
Tax charge at the effective tax rate	**(45)**	**(22 855)**
Tax loss of members of the Tax Group	36	49
Income tax recognized in the income statement	**(9)**	**(22 806)**

(all amounts in PLN thousands, unless otherwise stated)

On January 23, 2006, Monitor Sądowy i Gospodarczy No. 16 published a notification on the registration of the ORBIS Tax Group. On September 28, 2005, Orbis S.A. together with the companies Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group that was registered in the tax office. The provisions of the agreement will bind its parties until December 31, 2008. As regards obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlement of income tax.

Due to the establishment of the Orbis Tax Group, the tax charge of Orbis S.A. for 2008 was decreased by PLN 36 thousand.

On January 28, 2009 Orbis S.A. filed with the First Mazowiecki Revenue Office a NIP-2 up-date form notifying that the Orbis Tax Group ceased to legally exist as of December 31, 2008.

5.2 DEFERRED INCOME TAX

The deferred income tax results from the following temporary differences:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Deferred income tax assets, of which:	**15 902**	**13 119**
Posted to the financial result	15 902	13 119
- revaluation of receivables	337	328
- revaluation of interests in related parties	749	749
- unpaid interest	1 267	638
- provisions	8 842	8 527
- initial fee for affiliation with the Accor network	479	487
- unpaid wages and salaries	1 448	1 358
- ZUS and similar obligations	390	619
- cost of investment credit	2 244	0
- other	146	413
Deferred income tax liability, of which:	**66 961**	**76 936**
Posted to the financial result	66 870	76 845
- difference between tax and book value of non-financial non-current assets	66 161	76 136
- other	709	709
Posted to equity	91	91
-long-term investments	91	91
Net deferred income tax liability	**51 059**	**63 817**
Deferred income tax liability, of which:	**51 059**	**63 817**
Long-term	58 962	68 982
Short-term	(7 903)	(5 165)

(all amounts in PLN thousands, unless otherwise stated)

6. DISCONTINUED OPERATIONS

The Company did not take decision to discontinue any type of its operations.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year by the weighted average number of issued ordinary shares outstanding during the financial year.

No factors resulting in the dilution of earnings per share occurred in the reported period nor in the comparative periods.

Figures related to earnings and shares for calculations of earnings per share are presented below:

	2008	2007
Net profit for the year	40 044	125 317
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,87**	**2,72**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

On June 19, 2008, the General Meeting of Shareholders approved the dividend distribution for the year ended December 31, 2007 in the amount of PLN 18 431 thousand (PLN 0.40 per share). The dividend was paid to shareholders on August 1, 2008.

(all amounts in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Tangible assets	1 397 291	1 410 346
Assets under construction	99 194	117 677
Total	**1 496 485**	**1 528 023**

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2008:**

Property, plant and equipment (tangible assets)	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
				As at January 1, 2008			
Cost	**20 473**	**327 487**	**2 628 843**	**137 359**	**2 132**	**149 169**	**3 265 463**
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Opening net book amount	**18 796**	**311 908**	**1 014 863**	**29 698**	**87**	**34 994**	**1 410 346**
Additions	0	90	105 378	6 506	18	12 034	124 026
purchase	0	0	16 666	5 693	5	11 657	34 021
transfer from investments	0	0	88 636	646	0	368	89 650
other	0	90	76	167	13	9	355
Disposals	(37)	(22 976)	(13)	(181)	(16)	(52)	(23 275)
sale	0	(23)	0	(17)	(16)	(16)	(72)
liquidation	0	(51)	(13)	(149)	0	(36)	(249)
other	(37)	0	0	0	0	0	(37)
reclassification to investments	0	(22 902)	0	(15)	0	0	(22 917)
Increase in impairment	0	0	(7 193)	(271)	(9)	(442)	(7 915)
Decrease in impairment	0	0	17 855	123	0	197	18 175
Depreciation charge for the period	(192)	(3 799)	(102 616)	(8 854)	(40)	(8 565)	(124 066)
Closing net book amount	**18 567**	**285 223**	**1 028 274**	**27 021**	**40**	**38 166**	**1 397 291**
				As at December 31, 2008			
Cost	**20 422**	**303 337**	**2 608 189**	**131 363**	**1 568**	**157 300**	**3 222 179**
Accumulated depreciation and impairment	(1 855)	(18 114)	(1 579 915)	(104 342)	(1 528)	(119 134)	(1 824 888)
Closing net book amount	**18 567**	**285 223**	**1 028 274**	**27 021**	**40**	**38 166**	**1 397 291**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2007:**

Property, plant and equipment (tangible assets)	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2007					
Cost	20 473	361 707	2 652 947	146 493	3 186	152 882	3 337 688
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Opening net book amount	19 000	348 806	1 013 007	29 445	71	36 181	1 446 510
Additions	0	0	75 668	7 991	41	6 952	90 652
purchase	0	0	13 526	7 347	41	6 678	27 592
transfer from investments	0	0	61 442	644	0	212	62 298
other	0	0	700	0	0	62	762
Disposals	0	(32 929)	(11 772)	(239)	0	(195)	(45 135)
sale	0	(2 551)	(8 909)	(23)	0	(190)	(11 673)
liquidation	0	0	(562)	(72)	0	(5)	(639)
other	0	0	0	(143)	0	0	(143)
reclassification to investments	0	(21 872)	(247)	0	0	0	(22 119)
reclassification to assets held for sale	0	(8 506)	(2 054)	(1)	0	0	(10 561)
Increase in impairment	0	0	(28 608)	(541)	0	(189)	(29 338)
Decrease in impairment	0	0	54 114	718	0	598	55 430
Depreciation charge for the period	(204)	(3 969)	(87 546)	(7 676)	(25)	(8 353)	(107 773)
Closing net book amount	18 796	311 908	1 014 863	29 698	87	34 994	1 410 346
		As at December 31, 2007					
Cost	20 473	327 487	2 628 843	137 359	2 132	149 169	3 265 463
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Closing net book amount	18 796	311 908	1 014 863	29 698	87	34 994	1 410 346

The table below presents assets under construction and impairment of assets under construction as at December 31, 2008:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Gross value of assets under construction	103 902	122 359
Impairment of assets under contruction	(4 708)	(4 682)
Total assets under construction	99 194	117 677

In 2008 the Company recognized a provision for impairment of assets under construction amounting to PLN 26 thousand.

As at the balance sheet date, property, plant and equipment of PLN 506 638 thousand secure the Company's liabilities. Detailed information on security established on property, plant and equipment is provided in Note 25 to these financial statements.

As at December 31, 2008 the Company did not report any property, plant and equipment held for sale.

Property, plant and equipment held for sale	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	0	0
transfer from tangible assets		10 561
sale		(10 561)
Closing balance	0	0

(all amounts in PLN thousands, unless otherwise stated)

Detailed information about impairment of property plant and equipment:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(423 888)**	**(468 242)**
recognized provisions for impairment of tangible assets	(7 915)	(29 338)
recognized provisions for impairment of assets under construction	(26)	(47)
reversed provisions for impairment of tangible assets	18 175	55 430
transfer to investment property	33 457	58
used provision for impairment	1 207	18 251
Closing balance	**(378 990)**	**(423 888)**

Recognized impairment of tangible assets and reversal of impairment of tangible assets are presented in "Revaluation of non-financial non-current assets" line of the income statement. However, reversed impairment of tangible assets and assets under construction are presented in the "Other operating income" item.
Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in Note 2.1.5.

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2008.**

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2008			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Opening net book amount	**27**	**1 347**	**38**	**1 412**
Additions	323	981	659	1 963
purchase	323	981	659	1 963
Disposals	0	0	0	0
liquidation	0	0	0	0
Amortization charge for the period	(66)	(1 090)	0	(1 156)
Closing net book amount	**284**	**1 238**	**697**	**2 219**
	As at December 31, 2008			
Cost	**626**	**12 396**	**697**	**13 719**
impairment	(342)	(11 158)	0	(11 500)
Closing net book amount	**284**	**1 238**	**697**	**2 219**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2007**.

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007			
Cost	**267**	**11 897**	**149**	**12 313**
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Opening net book amount	**86**	**900**	**66**	**1 052**
Additions	20	1 284	0	1 304
purchase	20	1 280	0	1 300
other	0	4	0	4
Disposals	(2)	(2)	(28)	(32)
liquidation	(2)	(2)	0	(4)
other	0	0	(28)	(28)
Impairment reversal	0	1	0	1
Amortization charge for the period	(77)	(836)	0	(913)
Closing net book amount	**27**	**1 347**	**38**	**1 412**
	As at December 31, 2007			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Closing net book amount	**27**	**1 347**	**38**	**1 412**

Impairment of intangible assets	**As at Dec. 31, 2008**	**As at Dec. 31, 2007**
Opening balance	**(3)**	**(4)**
reversal	3	1
use	0	0
Closing balance	**0**	**(3)**

As at the balance sheet date, no intangible assets secure the Company's liabilities.

All intangible assets recognized by the Company have defined useful lives.

The Company does not have any internally generated intangible assets.

(all amounts in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Information on associates:

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% share in share capital	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33.33%	directly 33.33%	directly 33.33%	games of chance	cost	1 600	(736)	864
As at Dec. 31, 2008								864

12. SUBSIDIARIES

Information on subsidiaries:

Name of Subsidiary	% share in share capital	% share in the no. of voting rights at the GM	Country of registration	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Hekon Hotele Ekonomiczne S.A.	directly 100.00%	directly 100.00%	Poland	hotel and food&beverage services	cost	441 041	0	441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100.00%	directly 100.00%	Poland	hotel and food&beverage services	cost	2 430	(1 932)	498
ORBIS Transport Sp. z o.o.	directly 98.88%	directly 98.88%	Poland	transport	cost	27 729	0	27 729
PBP Orbis Sp. z o.o.	directly 95.08%	directly 95.08%	Poland	tourism	cost	25 907	0	25 907
Orbis Kontrakty Sp. z o.o.	directly 80.00%	directly 80.00%	Poland	organization of purchasing	cost	80	0	80
As at Dec.31, 2008								495 255

(all amounts in PLN thousands, unless otherwise stated)

The below-presented data concern shares of equity, share of voting rights at the General Meeting and the core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Name of Subsidiary	% share in share capital	% share in the no of voting rights at the GM	Country of registration	Business operations
UAB Hekon	indirectly 100.00%	indirectly 100.00%	Lithuania	hotel and food&beverage services
PKS Tarnobrzeg Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
PKS Gdańsk Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
Inter Bus Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	coach transport
Capital Parking Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	rental of parking lots
PMKS Sp. z o.o.	indirectly 70.82%	indirectly 70.82%	Poland	municipal transport
Orbis Kontrakty Sp. z o.o.	indirectly 20.00%	indirectly 20.00%	Poland	organization of purchasing
Orbis Transport Sp. z o.o.	indirectly 0.17%	indirectly 0.17%	Poland	transport

As at Dec. 31,2008

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**484 007**	**470 085**
Shares and interests	484 007	470 085
Additions	12 112	14 006
purchase	12 112	14 006
Disposals	0	(84)
sale		(84)
Closing balance	**496 119**	**484 007**
Shares and interests	496 119	484 007

Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in interest rate and to the price risk.
Increase in investments in 2008 was the result of the Company taking up additional shares in the subsidiary PBP Orbis Sp. z o.o., resulting from the increase in its share capital.
Increase in investments in 2007 was the result of the Company taking up additional shares in the subsidiary Orbis Transport Sp. z o.o., resulting from the increase in its share capital. Whilst the decrease in the balance of investments in 2007 was brought about by the sale of shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.

(all amounts in PLN thousands, unless otherwise stated)

14. CHANGES WITHIN THE GROUP

During the reporting period, there were no business combinations within the meaning of IFRS 3.

The following changes in the Group took place:

1. PMKS Sp. z o.o. – on June 18, 2008, PKS Tarnobrzeg Sp. z o.o. acquired 1 058 shares in the company Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. (PMKS Sp. z o.o.) with a nominal value of PLN 1 058 thousand, accounting for 60% shares in the company's share capital. On June 25, 2008, as a result of the increase in the share capital of PMKS Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. took up 1 000 new shares in the company with a nominal value of PLN 1,000.00 each. Consequently, PKS Tarnobrzeg Sp. z o.o. holds 2 058 shares in the share capital of PMKS Sp. z o.o., which accounts for 71.5% share in the share capital. The increase of the share capital was registered in the National Court Register on July 25, 2008.
2. Orbis Polish Travel Bureau Inc. - on April 23, 2008, PBP Orbis Sp. z o.o. acquired 7½ shares in the company Orbis Travel Bureau Inc. in New York, which brought about an increase in the shareholding of PBP Orbis Sp. z o.o. in the share capital of Orbis Travel Bureau Inc. up to 100%. On May 21, 2008, PBP Orbis Sp. z o.o. executed a contract of sale of all shares in the subsidiary Orbis Polish Travel Bureau Inc., with its registered address in New York. The transaction was closed on July 25, 2008.
3. AutoOrbisBus Sarl – the company in which ORBIS Transport Sp. z o.o. held 100% shares was wound up. The company was removed from the French Commercial Register on August 26, 2008.

The following changes occurred in investments in subsidiaries and associates in 2008:

1. Capital Parking Sp. z o.o. – registration in the National Court Register, on January 22, 2008, of the share capital of the company increased up to PLN 553 thousand by way of creating 106 new shares with a nominal value of PLN 500 each. All newly-created shares were acquired by the company's shareholder Orbis Transport Sp. z o.o.
2. PKS Gdańsk Sp. z o.o. – registration in the National Court Register, on March 28, 2008, of the share capital of the company increased up to PLN 15 200 thousand. New 1 460 shares of PLN 500 each (total amount of PLN 730 thousand) were acquired by the company's shareholder Orbis Transport Sp. z o.o. by making a contribution of two coaches.
3. Inter Bus Sp. z o.o. – on June 30, 2008 the share capital of the company Inter Bus Sp. z o.o. was increased from PLN 51 thousand to PLN 460 thousand through establishment of 818 new shares with nominal value of PLN 500 each. Orbis Transport Sp. z o.o. acquired all new shares and paid for them in cash on July 1, 2008.The increase in the share capital was registered in the National Court Register on July 22, 2008.
4. PBP Orbis Sp. z o.o. – on November 20, 2008, the Extraordinary Meeting of Shareholders of PBP Orbis Sp. z o.o. passed two resolutions. By virtue of Resolution no. 3 all shareholders were obligated to make additional contributions to the share capital of the company amounting to 78% of the value of their holdings. The increase of the share capital was by way of creation of new shares. The deadline for these contributions was set for December 15, 2008. By virtue of Resolution no. 4, pursuant to amended Articles of Association of the Company, in case of failure to make such a contribution, a mandatory redemption of shares is allowable.

(all amounts in PLN thousands, unless otherwise stated)

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2008 and December 31, 2007 the Company did not hold any available-for-sale financial assets.

17. OTHER FINANCIAL ASSETS

As at December 31, 2008 and December 31, 2007 the Company did not hold any other financial assets.

18. INVESTMENT PROPERTY

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening gross carrying amount	**144 348**	**112 850**
Accumulated depreciation and impairment	(49 721)	(51 391)
Opening net book amount	**94 627**	**61 459**
Additions	145 745	37 485
purchases	0	61
transfer from assets under construction	122 828	15 095
transfer from tangible assets	22 917	22 119
other	0	210
Disposals	0	(1 212)
sale	0	(1 212)
Depreciation charge for the period	(5 610)	(3 105)
Closing net book amount	**234 762**	**94 627**
Closing gross book amount	**406 850**	**144 348**
Accumulated depreciation and impairment at the end of period	(172 088)	(49 721)
Closing net book amount	**234 762**	**94 627**

In 2007 the value of investment property went up by the value of Etap hotels in Warsaw, and in 2008 by the value of four Etap hotels in Kraków, Katowice, and Wrocław as well as the Grand hotel in Warsaw, operated by the subsidiary Hekon-Hotele Ekonomiczne S.A. The decrease in investment property in 2007 results from sale of share in shared title to the building of the Pod Orłem Hotel in Bydgoszcz.

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Company valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost.

The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32 503 thousand as at January 1, 2004. The fair value of the investment property is comparable to the book value.

(all amounts in PLN thousands, unless otherwise stated)

The following amounts were recognized in the income statement:

	2008	2007
Income from rent on investment property	11 578	7 499
Direct operating expenses of investment property which generate income from rent	(7 041)	(4 362)
Direct operating expenses of investment property which do not generate income from rent	(235)	(309)

Detailed information concerning impairment of investment property:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**6 297**	**6 239**
reclassification from PP&E	33 457	58
impairment used	(10)	0
Closing balance	**39 744**	**6 297**

Investment properties include the following land owned by the Company, as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land and a building with usable floor space,
- in Konin – right to perpetual usufruct of land and interest in an office building with usable floor space,
- in Poznań – right to perpetual usufruct of land as well as buildings and structures developed on this land,
- in Świnoujście – right to perpetual usufruct of land and a commercial building with usable floor space,
- in Warsaw – right to perpetual usufruct of land and the building of the Bristol Hotel with usable floor space,
- in Warsaw – right to perpetual usufruct of land and the multi-storey garage-parking with usable floor space,
- in Wrocław – interest in right to perpetual usufruct of land and office rooms in an office building,
- in Lublin – right to perpetual usufruct of land with a building located on this land,
- in Częstochowa – right to perpetual usufruct of land as well as the building of the Etap Tranzyt hotel in Częstochowa,
- in Szczecin – right to perpetual usufruct of land and the building of the Etap Reda hotel in Szczecin,
- in Warsaw – right to perpetual usufruct of land and the building of Etap Solec hotel in Warsaw,
- in Kraków – right to perpetual usufruct of land and the building of Etap Bronowice hotel in Kraków,
- in Katowice – right to perpetual usufruct of land and the building of Etap Centrum in Katowice,
- in Warsaw – right to perpetual usufruct of land and the building of Mercure Grand hotel in Warsaw,
- in Wrocław – right to perpetual usufruct of land and the building of Etap Południe hotel in Wrocław,
- in Wrocław – right to perpetual usufruct of land and the building of Etap Stadion hotel in Wrocław.

(all amounts in PLN thousands, unless otherwise stated)

19. OTHER LONG-TERM INVESTMENTS

The value of other long-term investments remained constant throughout the comparative periods and amounted to PLN 552 thousand. Other long-term investments mainly consist of works of art owned by the Company.

20. INVENTORIES

	As at Dec. 31, 2008	As at Dec. 31, 2007
Raw materials	3 858	4 796
Merchandise	60	111
Total inventories	**3 918**	**4 907**

The value of used merchandise and raw materials recognized in the income statement as expenses under "Cost of services, products, merchandise and raw materials sold" amounted to PLN 71 052 thousand in 2008 (in 2007: PLN 72 789 thousand).

Information on write-downs of inventories:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(316)**	**(421)**
write-down created	(108)	(167)
write-down used	86	40
write-down reversed	140	232
Closing balance	**(198)**	**(316)**

Created inventory write-downs are presented in the "Other operating expenses" item of the income statement and the reversal of write-downs – in "Other operating income".
In the current period, the write-down of inventories was reversed as a result of their sale or commissioning for use.

The Company has not pledged any inventories as security for liabilities.

21. CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade receivables	28 926	27 280
of which: receivables from related parties	*9 076*	*5 856*
Provisions for impairment of receivables	(842)	(668)
Prepayments	158	235
Trade receivables, net	**28 242**	**26 847**

(all amounts in PLN thousands, unless otherwise stated)

Other current receivables are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Current receivables	**106 673**	**80 935**
Loans to related parties	38 661	38 554
Receivables from sale of property	0	6 102
Taxes, grants, customs duties, social security and other benefits receivable	49 464	19 010
Adjudicated receivables	851	1 047
Prepaid PP&E and intangible assets	17 022	16 163
Claimed in court	524	447
Settlements with employees	133	215
Other receivables	1 393	891
Provisions for impairment of receivables	(1 375)	(1 494)
Current prepayments and advances	**2 402**	**1 583**
Prepayments, of which:	2 402	1 583
insurance premiums	125	906
advance payments	1 142	113
other	1 135	564
Other current receivables, net	**109 075**	**82 518**

Income tax receivables are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Income tax receivable from the tax office	6 837	0
Income tax receivable from companies forming the tax group	0	533
Total income tax receivables	**6 837**	**533**

Changes in provisions for impairment of receivables are presented below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**(2 162)**	**(2 661)**
recognized provision for impairment	(899)	(702)
derecognized provision for impairment	458	227
used provision for impairment	386	974
Closing balance	**(2 217)**	**(2 162)**

Recognized and derecognized provisions for impairment of receivables are reported in the "Cost of services, products, merchandise and raw materials sold" item (Note 4.3) of the income statement.
The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs for trade receivables due to the considerable share of relatively small transactions in total turnover.
All threatened receivables are covered by a provision for impairment. All borrowings were granted to the one entity. The borrowings are encumbered with the following risks: credit and interest rate risks. The concentration does not result in any significant increase of risk since Orbis S.A. granted loans to its subsidiary which is characterized by sustained growth trend. More information on credit risk is provided in Note 30.5 and on interest risk in Note 30.2.

(all amounts in PLN thousands, unless otherwise stated)

The fair value of receivables does not significantly differ from their value presented in the financial statements.

The table below presents the breakdown of current receivables per maturity together with provisions for impairment:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Non-overdue receivables	133 371	97 778
Overdue receivables, of which:	13 000	14 282
- overdue for up to 1 month	5 865	7 315
- overdue for a period from 1 to 3 months	2 539	3 516
- overdue for a period from 3 to 6 months	1 673	1 060
- overdue for a period from 6 months to 1 year	1 292	700
- overdue for more than 1 year	1 631	1 691
Gross current receivables, total	**146 371**	**112 060**
Provision for impairment of non-overdue receivables	(9)	(56)
Provision for impairment of overdue receivables, of which:	(2 208)	(2 106)
- overdue for up to 1 month	(4)	(3)
- overdue for a period from 1 to 3 months	(5)	(2)
- overdue for a period from 3 to 6 months	(38)	(17)
- overdue for a period from 6 months to 1 year	(633)	(418)
- overdue for more than 1 year	(1 528)	(1 666)
Provisions for impairment of receivables, total	**(2 217)**	**(2 162)**
Net current receivables	**144 154**	**109 898**

As at December 31, 2008 receivables that amounted to PLN 10 792 thousand were overdue but not impaired. The analysis of receivables classified by time intervals is presented below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Overdue non-impaired receivables, of which:	**10 792**	**12 176**
- overdue for up to 1 month	5 861	7 312
- overdue for a period from 1 to 3 months	2 534	3 514
- overdue for a period from 3 months to 6 months	1 635	1 043
- overdue for a period from 6 months to 1 year	659	282
- overdue for more than 1 year	103	25

No re-negotiations on repayment of receivables, except for borrowings, took place.

Current receivables per currency are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
As broken down by currency:		
Polish currency	144 154	109 898
Foreign currencies	0	0
Total in Polish currency	**144 154**	**109 898**

The Company holds no receivables collateral security.

(all amounts in PLN thousands, unless otherwise stated)

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Debt securities		
Opening balance	**6 986**	**0**
- purchase		39 359
- sale	(7 000)	(32 391)
- valuation	(18)	18
- other increases (sales)	32	0
Closing balance	0	6 986
Financial assets at fair value through profit or loss	**0**	**6 986**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices, are classified as financial assets at fair value through profit or loss.

The Company sold all held securities in 2008. The nominal value of securities redemption amounted to PLN 7 000 thousand. Profitability as per 360/365 base amounted to 5.40%.

Debt securities as at December 31, 2007 were reported at fair value based on assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – the transaction amount at purchase price amounted to PLN 1,991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – the transaction amount at purchase price amounted to PLN 4,977 thousand.

As at December 31, 2007 the fair value and the carrying amount of debt securities were PLN 18 thousand higher than amounts at cost and stood at PLN 6 986 thousand.

Changes in financial assets and liabilities at fair value through profit or loss are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (Notes 4.2 and 4.5).
The maximum credit risk related to debt securities held by the Company refers to the balance sheet value of the securities. Since the Company purchases securities of companies of the highest financial standing, the above concentration does not result in any significant increase of the risk. The Company holding the above securities is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in Note 30. As at December 31, 2008 the Company held no debt securities, therefore it was not exposed to the above risks.

23. CASH AND CASH EQUIVALENTS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Cash at bank and on hand	417	594
Short-term bank deposits	34 059	20 126
Other cash and cash equivalents	531	8 957
Total cash and cash equivalents	**35 007**	**29 677**

Other cash and cash equivalents include cash in transit and other monetary assets, as well as cash deposited with banks in the form of repo transactions with a maturity date not exceeding 3 months.

The Company transfers temporarily disposable cash to short-term bank deposits with maturity dates ranging from 1 to 30 days. The average effective interest rate on these deposits amounts to 5.43% in the period concerned.

(all amounts in PLN thousands, unless otherwise stated)

24. SHARE CAPITAL AND OTHER CAPITAL

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

As at the date of transition to the International Financial Reporting Standards in connection with the revaluation of the contribution value using hyperinflation indexes, the value of the share capital from the A series share issue increased by PLN 425 600 452 to reach PLN 500 600 452.

The aggregate revalued amount of share capital as at December 31, 2008 equaled PLN 517 754 468.

	As at Dec. 31, 2008	**As at Dec. 31, 2007**
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**
Change in the period:	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**

(all amounts in PLN thousands, unless otherwise stated)

Shareholders

As at March 30, 2009 the value of the share capital of Orbis S.A. amounted to PLN 517 754 thousand, and consisted of 46 077 008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at March 30, 2009 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder (description)	Number of shares held as at March 30, 2009 (corresponds to a number of votes at the GM)	Percentage share in the share capital as at March 30,2009 (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Jan. 1, 2008 to March 30, 2009
- Accor S.A.:	**23 043 108**	**50,01%**	**4,53%**
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A:	**10 326 519**	**22,41%**	**4,05%**
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A	*7 431 280*	*16,13%*	6,09%
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	*5,03%*
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	*5,04%*
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

Other capital

	As at Dec. 31, 2008	As at Dec. 31, 2007
Share premium	132 944	132 944
Adjustment of long-term investments to fair value	480	480
Deferred income tax	(91)	(91)
Other capital, total	**133 333**	**133 333**

(all amounts in PLN thousands, unless otherwise stated)

25. BORROWINGS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Non-current borrowings		
Bank borrowings	282 317	186 333
Loans		0
Total non-current borrowings	**282 317**	**186 333**
Current borrowings		
Bank borrowings	98 788	40 880
Loans	143 519	143 071
Total current borrowings	**242 307**	**183 951**
Total borrowings	**524 624**	**370 284**

Maturity dates are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2007
As broken down to maturity:		
Payable on demand or in up to 1 year	242 307	183 951
Over 12 months - up to 3 years	188 167	92 992
Between 3 and 5 years	94 150	93 341
Over 5 years	0	0
Total borrowings	**524 624**	**370 284**

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2008	As at Dec. 31, 2006
As broken down by currency:		
Polish currency	524 624	370 284
Foreign currencies		0
In Polish currency, total	**524 624**	**370 284**

The fair value of borrowings is close to their unpaid amount.

The average effective interest rate for borrowings equals 7.12%.

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31,2008	Dec.31,2007	Interest rate	Maturity date	Security
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	381 105	227 213	WIBOR+ banks' margin	Nov. 10, 2012	description below
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	20 360	20 285	WIBOR + margin	Sept. 24, 2009	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	111 042	110 691	WIBOR + margin	Oct. 24, 2009	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	12 117	12 095	WIBOR + margin	Nov. 10, 2009	none
	TOTAL		**PLN**	**524 624**	**370 284**			

(all amounts in PLN thousands, unless otherwise stated)

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 506 638 thousand.

In respect of the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 506 638 thousand established on the real estate of the following Orbis S.A. Branches: Mercure Poznań Hotel, Novotel Centrum Warszawa, Novotel Centrum Poznań, Sofitel Victoria Warszawa, Mercure Kasprowy Zakopane Hotel, Mercure Panorama Wrocław Hotel, and assignment of rights under insurance policies related to hotels covered by the cap mortgage, as well as surety issued by Hekon - Hotele Ekonomiczne S.A.

In the first half of 2008 the Company removed mortgages from land and mortgage registers established on the Solny Hotel in Kołobrzeg and the Francuski Hotel in Kraków for the amount of PLN 8 637 thousand in respect of borrowings provided by Bank Współpracy Europejskiej S.A. The borrowings were fully repaid on October 10, 2007.

Owing to a floating interest rate on bank borrowings and loans taken by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Information on risk management is provided in Note 30.

In 2008 interest rates were as follows:

- WIBOR 1M: 5,41 – 6,59
- WIBOR 3M: 5,60 – 6,87
- WIBOR 6M: 5,84 – 6,89
- WIBOR 1Y: 5,98 – 6,93

Unused credit lines amounted to PLN 20 000 thousand, of which:

- PLN 20 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,

In the periods covered by these financial statements, the Company met all quantitative and qualitative requirements provided for and defined in the executed borrowings agreements, the failure to meet which could involve the request for early repayment. In 2008, agreements on loans granted to Orbis S.A. by its subsidiary Hekon-Hotele Ekonomiczne S.A. were re-negotiated and the repayment date was extended by 1 year. Pursuant to the agreement, failure to discharge the obligation would result in an additional default interest at 100 base points which would increase 2008 costs by PLN 278 thousand.

(all amounts in PLN thousands, unless otherwise stated)

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2008	**795**	**306**	**0**	**1 101**
Provision created in the period	81	0	684	765
Provision used in the period	(106)	(306)	0	(412)
Provision reversed in the period	0	0	0	0
As at December 31, 2008	**770**	**0**	**684**	**1 454**
Short-term - 2008	770	0	684	1 454
Long-term - 2008				0
Total provisions as at December 31, 2008	**770**	**0**	**684**	**1 454**

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**812**	**5 752**	**24**	**6 588**
Provision created in the period	0	306	0	306
Provision used in the period	0	(5 435)	(24)	(5 459)
Provision reversed in the period	(17)	(317)	0	(334)
As at December 31, 2007	**795**	**306**	**0**	**1 101**
Short-term - 2007	795	306	0	1 101
Long-term - 2007	0	0	0	0
Total provisions as at December 31, 2007	**795**	**306**	**0**	**1 101**

Information on provisions for pension and similar benefits is provided in Note 28.

Restructuring

In the first half of 2008 the Company completed reorganization of its structure and reduction in employment in connection with liquidation of hotels in 2007. Costs of termination benefits and compensation connected with the liquidation of jobs paid out in the first half of 2008 totaled PLN 1 979 thousand, of which the amount of PLN 306 thousand was used out of the provision created at the end of 2006, however the amount of PLN 1 673 thousand was debited to the profit of the current period.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade payables	53 638	54 824
of which: liabilities towards subsidiaries	*5 698*	*4 895*
Prepaid supplies	80	92
Total trade payables	**53 718**	**54 916**

(all amounts in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Current liabilities	**10 490**	**15 539**
Taxes, customs duties, social security contributions and other benefits payable	6 480	11 536
Wages and salaries payable	627	1 223
Deposits received	2 001	1 892
Other liabilities	1 382	888
Accrued expenses and deferred income	**22 434**	**20 327**
Accrued expenses	12 490	10 354
obligations towards employees	6 994	5 928
public law liabilities	2 063	1 847
costs of non-invoiced supplies	3 404	2 531
commissions of travel agencies	29	37
other	0	11
Deferred income	9 944	9 973
advances and downpayments	9 944	9 973
Other current liabilities, total	**32 924**	**35 866**

Income tax liability is composed of the following items:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Income tax liability to the tax office	0	7 927
Income tax liability to companies forming the tax group	999	72
Total income tax liability	**999**	**7 999**

28. EMPLOYEE BENEFITS

	Jubilee awards	Retirement & disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2008	**29 948**	**9 658**	**39 606**
Interest cost	1 738	563	2 301
Current service cost	1 539	364	1 903
Benefits paid	(3 483)	(892)	(4 375)
Actuarial gains/losses	1 140	(250)	890
Present value of liabilities - as at December 31, 2008	**30 882**	**9 443**	**40 325**
Carrying amount of liabilities - as at December 31, 2008	**30 882**	**9 443**	**40 325**
of which:			
Carrying amount of non-current liabilities	25 917	8 081	33 998
Carrying amount of current liabilities	4 965	1 362	6 327
Total amount of future employee benefit expense recognized in the income statement	**4 417**	**677**	**5 094**

(all amounts in PLN thousands, unless otherwise stated)

	Jubilee awards	Retirement & disability benefit obligations	Total liabilities
Present value of liabilities			
- as at January 1, 2007	**27 095**	**8 443**	**35 538**
Interest cost	2 279	755	3 034
Current service cost	1 398	403	1 801
Benefits paid	(5 253)	(1 694)	(6 947)
Actuarial gains/losses	4 429	1 751	6 180
Present value of liabilities			
- as at December 31, 2007	**29 948**	**9 658**	**39 606**
Carrying amount of liabilities			
- as at December 31, 2007	**29 948**	**9 658**	**39 606**
of which:			
Carrying amount of non-current liabilities	25 951	7 690	33 641
Carrying amount of current liabilities	3 997	1 968	5 965
Total amount of future employee benefit expense recognized in the income statement	**8 106**	**2 909**	**11 015**

All the above costs have been recognized in the "Employee benefit expense" item of the income statement (Note 4.4.)

Principal actuarial assumptions are presented below:

The principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2008**	**2009 and subs.**
- discount rate	6.00	6.00
- projected future salary increase	3,00	2,50

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2008.
If the applied financial discount rate were 1 percentage point lower than the adopted rate, the total amount of provisions would increase by PLN 2 742 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 444 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2 549 thousand, whereas if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 2 810 thousand.

Provision for retirement benefit and similar obligations:

Amounts of provisions for retirement benefit and similar obligations are measured on the basis of an actuarial valuation.

As at December 31, 2008, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2008 and December 31, 2009 in case of projections. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

The annual amounts of write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee was determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of the pttz2007 table.

Provision for jubilee awards

Amounts of provisions for jubilee awards are calculated on the basis of valuations made by an actuary.

As at December 31, 2008 the provision was measured by an individual method, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2008 and December 31, 2009 in case of projections. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

(all amounts in PLN thousands, unless otherwise stated)

29. CONTINGENCIES

29.1 ISSUED GUARANTEES

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec. 31, 2008	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under the framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associate	Feb. 2, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under the agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associate	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under an investment bank borrowings granted under the agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associate	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. which may arise under bank borrowings granted under the short-term borrowings agreement No. 2008/007 dated March 17, 2008	Societe Generale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary	Feb. 16, 2009	30 000	30 000	Additionally, Orbis SA committed to submit to enforcement procedure up to PLN 30,000 thousand by virtue of which the Bank may issue a bank writ of execution by Feb. 15, 2009
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Societe Generale on the order of Orbis S.A. to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; annex no. 1 dated Dec. 11, 2008	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o. - subsidiary of Orbis S.A. ordered the guarantee	Feb. 22, 2010	7 767	7 767	Additionally, Orbis SA committed to submit to enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may issue a bank writ of execution within three months as of the guarantee expiry date (Nov. 22, 2009) or as of the date of payment under the guarantee.
			TOTAL:	**42 767**	**37 767**	
		Including surety for bank borrowings or guarantees issued within the group:		37 767	37 767	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021" In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006.
3. Statement of claim for payment of a fee for the use of real property located in Kraków, at 11 Pijarska str. On February 18, 2009 the Regional Court in Kraków announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final.	PLN 1 344 800	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- . November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claim. In 2005, the Court combined the 4 statements of claim to be considered as one case. The Regional Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the Regional Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of a court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion, whereby the attorney applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney. By virtue of the decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – expert in the area of building structures, including historic buildings, and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2 125 869.05 – 21% depreciation = PLN 1 679 436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1 679 175.50 less 17% depreciation = PLN 1 393 715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials, and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert. On November 12, 2008, the court expert delivered to the Court a written "Reply to Plaintiffs' claims", whereby the expert pointed out that the claims were totally groundless, and upheld his opinion in its entirety. On February 18, 2009 the Court announced the judgment in the case concerned, whereby it adjudged an amount of PLN 87 930.18 (approx. 6.5% of the claim) payable by Orbis S.A. for the benefit of all Plaintiffs. The judgment is not final. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with an opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and the Court decided to hear the court expert within the framework of legal assistance. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
5. 1) Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right to perpetual usufruct of real property owned by the State Treasury, composed of the plot of land no. 180/4 (area 1.7316 ha) and the plot of land no. 180/6 (area 0.0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent it concerns a part of the plot of land no 180/4 with an area of 0.5822 ha, composed of former cadastre plots no.: 1816/45 (area 0.3847 ha), 1816/52 (area 0.1573 ha), 1816/66 (area 0.0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), was issued in violation of the law. 2) application for acquisition by operation of law of the right to perpetual usufruct of land together with the ownership title to the building pursuant to Article 200 of the Real Property Management Act.	unknown	1) Notification of the Minister of Construction dated May 12, 2007 (served on Orbis S.A. on May 21, 2007) 2) Application dated November 27, 2008	1) Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure 2) Applicant: Orbis S.A	1) In a letter to the Minister of Construction dated October 10, 2007, Orbis S.A. stated, among others, that the application of the attorney of the Norbertanki Nunnery in Kraków concerned determination that the administrative decision had been issued in violation of the law, and not – as stated in the notification of the Minister of Construction dated August 9, 2007, "for determination of invalidity of the decision ...". By virtue of the decision dated October 12, 2007, the Minister of Construction determined invalidity of the decision of the Head of Małopolskie Voivodship of February 19, 1993. Pursuant to Article 127.3 of the Code of Administrative Proceedings, Orbis S.A. applied to the Minister of Construction for re-consideration of the case, arguing that the above decision was in breach of Articles 77.1, 107.3, 156.2 and 158.2 of the Code of Administrative Proceedings. On September 10, 2008, the Norbertanki Nunnery in Kraków applied for revocation of the decision of the Minister of Construction of October 12, 2007 and for discontinuation of proceedings according to the procedure provided for in Article 105.2 of the Code of Administrative Proceedings. On the same day, Orbis filed an application to the same effect with the Minister of Construction. On October 20, 2008, the Minister of Infrastructure issued a decision upholding the decision of the Minister of Construction dated October 12, 2007. The case has been closed. 2) Therefore, Orbis S.A. applied to the Head of Małopolskie Voivodship for issue of a new decision concerning the perpetual usufruct. The case is pending action.
6. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On behalf of Orbis S.A., the case is defended by legal counsel Zofia

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				Marcinkowska.
7. Proceedings for restitution of expropriated real property comprising plots l.kat.178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., l.kat 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008).	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyńki, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. Proceedings were suspended on the application dated November 17, 2008, filed by the Applicants, until the application of Mrs. E.Lenda dated November 3, 2008 for termination of the agreement for perpetual usufruct (expiry of perpetual usufruct) on the plots concerned is considered. The case is defended by attorney Ryszard Błachut.
8. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at ul. Zagórna 1 in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 229 549.45	Application to the Self-Government Appellate Board (SKO) dated January 19, 2005	Applicant: Orbis SA Participant: State Treasury represented by the President of the city of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street (Hotel Solec) in Warsaw is unjustified (the fee was fixed at PLN 570 602.21 as of January 1, 2005), and that a lower amount of the fee is justified i.e. PLN 341 052.76. By virtue of the decision dated September 29, 2005, the Self-Government Appellate Board determined that as of January 1, 2005 a fee in a different amount than the amount proposed in the notice of termination (i.e. PLN 570 602.21), that is PLN 541 090.68, applies to the parties. As Orbis S.A.'s application was only partially allowed, on October 21, 2005 an objection was filed with the Common Court for determination that the annual fee for perpetual usufruct was set in an unjustified amount and that the applied percentage rate was incorrect. By virtue of the decision dated February 12, 2008, the Court admitted evidence by a court expert specializing in property affairs for purposes of determining the value of the real property. The court expert has prepared an opinion which has already been served on Orbis S.A. On November 13, 2008 the Regional Court in Warsaw rendered judgment and determined the amount of the annual fee at PLN 374 613.04. The judgment is not final. The President of the Capital City of Warsaw applied for substantiation of the judgment. The Defendant (State Treasury / President of the City of Warsaw) appealed against the judgment with the Court of Appeals in Warsaw. The appeal concerns costs of litigation. On February 16, 2009 Orbis S.A. filed a reply to the appeal. The remaining part of the judgment is final and binding. We are waiting for the remaining part of the judgment to be pronounced final and binding. The case has been closed.
9. Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw is unjustified, and that a lower amount of the fee is justified.	PLN 128 712.25	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: (Plaintiff): Orbis S.A. Participant (Defendant): President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located in Bitwy Warszawskiej 1920 str. in Warsaw (Hotel Vera) is unjustified (the amount of the fee was fixed at PLN 646 720.86 as of January 1, 2006), and that a lower amount of the fee is justified, i.e. PLN 373 239.66. By virtue of a decision dated June 11, 2007, the Self-Government Appellate Board dismissed the above-mentioned application filed by Orbis S.A.. On June 28, 2007, Orbis S.A. filed an appeal against the above-mentioned decision of the Self-Government Appellate Board with the Common Court. By virtue of the judgment dated July 25, 2008 the Court set the annual fee for perpetual usufruct at PLN 431 147.24. On September 29, 2008 the Defendant appealed against this judgment. On November 18, 2008 the Defendant filed a reply to the appeal. Moreover, on December 27, 2005 an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The Office of the Capital City of Warsaw, by virtue of a declaration dated August 31, 2007, offered to adopt, as of January 1, 2008, a new percentage rate of 2 %.Orbis S.A. attorney filed an application with the Self-Government Appellate Board in Warsaw for determination that the revalued percentage rate is justified starting from a different date, i.e. January 1, 2006. On November 8, 2007 a hearing was held before the Self-Government Appellate Board in Warsaw. Orbis S.A. awaits a decision to be issued by the Self-Government Appellate Board. No new developments in the case.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
10. 6 proceedings are pending for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law. The majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67 200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45.1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous	July 2005 and the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant:: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the District Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which of statements filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. Other cases are suspended. These cases are defended by the Law Office of attorney Waldemar Gujski. On March 5, 2009 the Supreme Court dismissed the last-resort (cassation) appeal filed by the Plaintiff which means that in practice the dispute has come to an end and the employees' claims have been dismissed.
11. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer. In some cases, the Court has issued orders to make payments for the benefit of employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework of ordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. Some cases have been suspended. Other cases are pending. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. has filed appeals against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on conditions arising from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.
12. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90 000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw. Defendant: Orbis S.A, in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of Appeals. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski. Orbis proposed that the employees enter into amicable agreements on conditions arising from judgments rendered by courts of first instance that partially seconded the employees claims. A few amicable agreements have been entered into to date.

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which Orbis S.A. is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the balance sheet and in the income statement.
The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.

(all amounts in PLN thousands, unless otherwise stated)

The Company attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below. Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by special units established for this purpose.

30.2 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of 2008 was related to the Company's borrowings. The risk related to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at December 31, 2008 per maturity, showing frequency of possible changes of interest rates.

Bank borrowings/Loan	**up to 6 months**	**6-12 months**	**1- 5 years**	**above 5 years**
Bank Handlowy w Warszawie SA and Societe Generale SA Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK SA and Calyon (Arrangers)	381 105	0	0	0
Hekon-Hotele Ekonomiczne	143 519	0	0	0
Total liabilities with interest rate risk	**524 624**	**0**	**0**	**0**

Interest rates applicable to the existing debt of the Company are listed in Note 25 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Company tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase/decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Company as at December 31, 2008 maximally by approx. PLN 423 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for Orbis S.A. due to:

- entering in 2008, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases could also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, however as at December 31, 2008 the Company did now have any foreign currency borrowings.

The functional and presentation currency of the Company is the Polish Zloty (PLN).
In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk. As at December 31, 2008 the Company did not use any derivative instruments to curb the currency risk. The Company does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Company monitors exchange rate of EUR, and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rates published by NBP for every quarter and hotel revenues priced in EUR. EUR/PLN exchange rate as at the end of December 2008 amounted to PLN 4.1724. Increase / decrease of EUR exchange rate by PLN 0.10 could result in increase / decrease of services sales revenues by approximately 1.0%.

30.4 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – hotel market in Poland is marked by a high growth in the number of rooms that were rendered operational in the last years thus bringing about a pressure on prices of hotel services,
- market environment in Poland and globally – economic development stimulates growing interest in hotel services due to a growing number of business trips and increasing willingness of tourists to travel,
- exchange rates - the EUR/PLN exchange rate represented a significant factor of price risk in hotel operations. Low rate of exchange of EUR against the Polish currency translated into a drop in PLN-denominated revenues from hotel operations.

Price risk is minimized by implementation of an active room availability and price management (yield management). It is not possible to forecast the impact of the above risk on the financial results of the Company.

30.5 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to security agreements or security agents
- creditworthiness of entities whose securities the Company purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover,
- financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invest in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Company, the risk related to its clients does not differ from the average credit risk on the Polish market.

The following table presents ratings of banks which the Company cooperates with:

Rating	Issuer/Bank		
	Societe Generale SA Oddział w Polsce	Bank Handlowy w Warszawie SA	Calyon SA Oddział w Polsce
Fitch ST			F1+, the highest rating. It indicated the highest ability of timely servicing financial liabilities, the additional "+" symbol indicates extraordinarily strong creditworthiness.
S&P ST			A-1+
Moody's ST		rating applicable to short-term local currency deposits: Prime-1, rating applicable to short-term foreign currency deposits: Prime-1	Prime-1
Fitch LT	AA-	outlook for the financial strength rating: stable	AA -
S&P LT	AA -	outlook for rating applicable to long-term local and foreign currency deposits: stable	AA-
Moody's LT	Aa2	rating applicable to long-term local currency depoits: A2, rating applicable to long-term foreign currency loans: A2	Aa1

Banks which cooperate with Orbis S.A. and amounts of borrowings as at December 31, 2008 are described in Note 25 "Borrowings".

It is not possible to forecast the impact of the risk's increase on financial results of the Company.

(all amounts in PLN thousands, unless otherwise stated)

30.6 LIQUIDITY RISK

The Company hedges liquidity through the following borrowings:

- an overdraft facility at Bank Handlowy w Warszawie S.A,
- bank borrowings for refinancing of prior indebtedness and financing of general needs of the Company, including the new investment program, granted by Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers);
- a loan from Hekon - Hotele Ekonomiczne S.A.

The Company has an overdraft facility amounting to PLN 20 000 thousand. It also uses its credit line to finance large investment projects included in the Company's development strategy.

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.
The Company monitors financial liquidity on the basis of the debt-to-equity ratio and current ratio.

The debt-to-equity ratio is calculated as a quotient of total non-current and current liabilities and total equity and liabilities.
As at the end of 2008 the Company's debt-to-equity ratio increased, predominantly due to the use of subsequent tranches of the fixed-term investment borrowings.

The current ratio is calculated as a quotient of current assets and current liabilities.
The current ratio is low. As at December 31, 2008, the Company reported net current liabilities of PLN 154 650 thousand. In the opinion of the Company's Management Board, financial liquidity is secure because in current liabilities the amount of PLN 143.5 million represents loans from related parties controlled by the Company, while the amount of over PLN 5.7 million represents trade payables due from these parties. Furthermore, the amount of over PLN 9.9 million represents received prepayments for tourist and hotel services, which will in future increase the revenue and profit of the Company, which follows from the seasonal nature of this type of business.
After elimination of the above values, the current ratio would be higher then 1.00.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Total debt	705 103	573 589
Total equity	2 413 216	2 260 089
Debt-to-equity ratio	**29,22%**	**25,38%**

	As at Dec. 31, 2008	As at Dec. 31, 2007
Current assets	183 079	151 468
Current liabilities	337 729	289 798
Current ratio	**0,54**	**0,52**

The Company forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of the financial statement. Interests rates applicable as at December 31, 2008 were assumed for future interest periods. Interests and borrowing installments are classified in accordance with their maturity dates.

(all amounts in PLN thousands, unless otherwise stated)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Borrowing costs	273 511	222 285	100 990	0
Trade payables expenses	53 718	0	0	0
Other liability expenses	32 924	0	0	0
Total expenses	**360 153**	**222 285**	**100 990**	**0**

Amounts presented above are in gross value (undiscounted).

31. CAPITAL MANAGEMENT

The objective of capital management is to secure the Company's ability to continue as a going concern, at the same time maintaining an optimum structure of financing that allows curbing the costs of capital involvement.

It is assumed that the Company may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders as well as by issuing new shares or raising the par value of existing shares.

In the period covered by these financial statements, the Company did not issue nor raise the value of shares. The last share issue dates back to 1998. In 2008, the Company reported a decrease in its net profit as compared to the year 2007. Major items affecting the equity was payment of dividend for 2007 in the amount of PLN 18,431 thousand (with its level higher than in the preceding year, proposed by the Management Board, taking into account the Company's need for funds in view of implemented investments).

In order to finance long-term investment projects that are bound to affect the Company's results over a longer time-horizon, the Company seeks to use both its own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel industry standards and specific features of the Company.
The Company monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period. In 2008, return on equity went down owing to an over three-fold decline in the net profit as compared to 2007 and a higher amount of the dividend for shareholders than paid out in the preceding year.

	2008	2007
Net profit (loss)	40 044	125 317
Equity - opening balance	1 686 500	1 576 850
Equity - closing balance	1 708 113	1 686 500
Return on equity	**2,36%**	**7,68%**

The equity-to-non-current assets ratio is calculated as a quotient of the Company's equity and non-current assets. The ratio slightly went down as at the end of 2008 as compared to the preceding year but is kept at a very safe level nearing 80%.

	As at Dec. 31, 2008	As at Dec. 31, 2007
Equity	1 708 113	1 686 500
Non-current assets	2 230 137	2 108 621
Equity-to-non-current assets ratio	**76,59%**	**79,98%**

(all amounts in PLN thousands, unless otherwise stated)

The capital analysis is supplemented by the debt-to-equity ratio presented in section 30.6 of the financial statements.

32. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at December 31, 2008, the Company was bound by non-invoiced capital commitments under executed contracts for refurbishment of basement of the Head Office building amounting to PLN 528 thousand. As at December 31, 2008, the Company's capital commitments arising from contracts for preparation of a construction and detailed design, technical control services and performance of the role of a substitute investor as well as works related to the construction of Etap hotels totaled PLN 62 749 thousand.

Future operating lease liabilities:

	As at Dec. 31, 2008	As at Dec. 31, 2007
Operating lease liabilities, due in:	1 962	2 702
one year	1 296	1 576
from 1 to 5 years	666	1 126
more than 5 years	0	0

In the current period, the minimum lease payments recognized in the income statement amounted to PLN 1 336 thousand.

Operating lease liabilities result from lease agreements for the lease of cars, executed with the related party Orbis Transport Sp. z o.o.

33. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in Notes 11 and 12 to these financial statements and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements Orbis S.A. executed the following major related party transactions:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 2 017 thousand, including PLN 1 933 thousand under the management contract, while expenses totaled PLN 12 837 thousand, including PLN 12 815 thousand as license fee. In 2007, revenues amounted to PLN 1 745 thousand, including PLN 1 735 thousand under the management contract, while expenses totaled PLN 12 694 thousand, including PLN 12 541 thousand as license fee. As at December 31, 2008, receivables from the above transactions amounted to PLN 525 thousand, while as at December 31, 2007 they were equal to PLN 559 thousand. Payables under the above-mentioned transactions totaled PLN 3 773 thousand as at December 31, 2008, while as at December 31, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 3 691 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 2 855 in 2008, while in 2007 this figure totaled PLN 1 865 thousand. As at December 31, 2008 and as at December 31, 2007 the Company did not report any payables to Accor Centres de Contacts Clients.
- with Devimco (a company related to Accor S.A.), reported expenses amounted to PLN 23 thousand and capital expenditure totaled PLN 4 955 thousand. During 12 months of 2007, expenses amounted to PLN 35 thousand and capital expenditure stood at PLN 9 437 thousand. As at December 31, 2008, payables under the above transactions amounted to PLN 904 thousand and prepayments for capital expenditure totaled PLN 101 thousand. As at December 31, 2007, prepayments for capital expenditure stood at PLN 2 017 thousand while payables to Devimco amounted to PLN 714 thousand as at December 31, 2007.

(all amounts in PLN thousands, unless otherwise stated)

- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels located in buildings that belong to Orbis S.A, in 2008 revenues from the lease of Etap hotels equaled PLN 5 261 thousand, while in 12 months of 2007 - PLN 2 845 thousand.
- with Hekon - Hotele Ekonomiczne S.A., which since May 2008 has operated the Mercure Grand Warszawa hotel located in a building that belongs to Orbis S.A., in 2008 revenues from the lease of the Mercure Grand hotel totaled PLN 1 324 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in 2008 amounted to PLN 2 112 thousand, while in 12 months of 2007 these revenues reached PLN 2 249 thousand.
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual services contract in 12 months of 2008 amounted to PLN 3 478 thousand, and expenses to PLN 3 734 thousand. In the corresponding period of 2007, revenues under these transactions amounted to PLN 3 195 thousand, and expenses to PLN 2 634 thousand.
- with Hekon - Hotele Ekonomiczne S.A., cost of interest on loans in 12 months of 2008 equaled PLN 8 872 thousand, and in the corresponding period of 2007 cost of interest on loans reached PLN 6 500 thousand.
- with PBP Orbis Sp. z o.o., interest income on a granted and repaid loan (in the amount of PLN 10 million) equaled PLN 183 thousand in 2008.
- with Orbis Transport Sp. z o.o., interest income on loans amounted to PLN 2 650 thousand in 12 months of 2008, and to PLN 1 695 thousand in the corresponding period of 2007.
- with PBP Orbis Sp. z o.o., additional capital contribution to the company's share capital in the fourth quarter of 2008 in the amount of PLN 12 112 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts in PLN thousands, unless otherwise stated)

33.1. REMUNERATION OF MEMBERS OF GOVERNING BODIES

	Wages and salaries as well as other short-term benefits for serving in governing bodies	
	Orbis S.A.	subsidiaries, affiliates and associates
	Management Board and Authorized Officers	
Jean-Philippe Savoye	1 405	0
Ireneusz Węgłowski	1 035	93
Yannick Yvon Rouvrais	1 046	256
Marcin Szewczykowski	658	176
Krzysztof Gerula	1 233	63
Alain Billy	101	0
	Supervisory Board	
Claude Moscheni	61	0
Jacek Kseń	50	0
Erez Boniel	39	0
Michael Flaxman	50	0
Christophe Guillemot	39	0
Christian Karaoglanian	36	0
Artur Gabor	43	0
Elżbieta Czakiert	43	0
Jarosław Szymański	43	0
Andrzej Procajło	43	0
	Post-employment benefits	
Krzysztof Gerula	141	0
Andrzej Szułdrzyński	12	0

33.2. SALES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and companies of the Accor Group:

	2008	2007
Net sales of services	**39 931**	**30 248**
- to the companies of the the Accor Group	4 041	1 854
- to subsidiaries	32 173	25 065
- to associates	3 717	3 329
Net sales of other products, merchandise and raw materials	**2 112**	**2 254**
- to subsidiaries	2 112	2 254
Total sales	**42 043**	**32 502**
Other revenues	**2 885**	**1 911**
- subsidiaries	2 885	1 911
Total revenues	**44 928**	**34 413**

(all amounts in PLN thousands, unless otherwise stated)

33.3. PURCHASES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and companies of the Accor Group:

	2008	2007
Purchases of services	**21 373**	**20 569**
- from the the companies of the Accor Group	13 090	14 611
- from subsidiaries	8 283	5 958
- from associates	0	0
Cost of purchase of goods and services	**21 373**	**20 569**

33.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2008	As at Dec. 31, 2007
Trade receivables	**9 076**	**5 856**
- from the companies of the Accor Group	535	591
- from subsidiaries	8 507	5 052
- from associates	34	213
Other receivables	**38 661**	**38 554**
- from subsidiaries	38 661	38 554
- from associates	0	0
Receivables from the tax group	**0**	**533**
- from subsidiaries	0	533
Total receivables	**47 737**	**44 943**
Trade payables	**5 698**	**4 895**
- to the companies of the Accor Group	4 196	3 822
- to subsidiaries	1 502	1 073
Other liabilities	**143 519**	**143 071**
- to subsidiaries	143 519	143 071
Payables to the tax group	**999**	**72**
- to subsidiaries	999	72
Total liabilities	**150 216**	**148 038**

Loans to the subsidiary, Orbis Transport Sp. z o.o. are recognized in "Other receivables".

Other liabilities include liabilities under short-term loans taken from Hekon-Hotele Ekonomiczne S.A. in March 2006 and October 2006. Detailed information on this issue is presented in Notes 25 and 27 to these financial statements.

No provision for impairment of the presented receivables was created in the period under analysis.

(all amounts in PLN thousands, unless otherwise stated)

33.5. LOANS TO RELATED PARTIES

	As at Dec. 31, 2008	As at Dec. 31, 2007
Opening balance	**38 554**	**30 848**
Loan granted	10 000	10 000
Interest accrued	2 650	1 723
Interest repaid	(2 543)	(1 617)
Loan repaid	(10 000)	(2 400)
Closing balance	**38 661**	**38 554**

In 2008, the amount representing increase of loans granted includes loans provided by Orbis S.A. to PBP Orbis Sp. z o.o. The loans were repaid by the subsidiary in June 2008 and they are not recognized in the total amount of loans as at the end of the reporting period.

Debtor	Contractual value, in PLN thous.	be repaid as at Dec. 31, 2008	Interest rate	Repayment date	Loan description
Orbis Transport Sp. z o.o.	20 000	244	WIBOR 3M + margin	May 4, 2009	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	8 200	134	WIBOR 3M + margin	Apr. 15, 2009	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	83	WIBOR 3M + margin	Aug. 21, 2009	financing of lease operations
Total	**38 200**	**461**			

33.6. LOANS FROM RELATED PARTIES

	as at Dec. 31, 2008	as at Dec. 31, 2007
Opening balance	**143 071**	**142 804**
Interest accured	8 872	6 500
Interest repaid	(8 424)	(6 233)
Closing balance	**143 519**	**143 071**

(all amounts in PLN thousands, unless otherwise stated)

Creditor	Contractual value, in PLN thous.	be repaid as at Dec. 31, 2008	Interest rate	Repayment date	Loan description
Hekon-Hotele Ekonomiczne S.A.	12 000	117	WIBOR 6M + margin	Nov. 10, 2009	financing the current activity
Hekon-Hotele Ekonomiczne S.A.	20 000	360	WIBOR 6M + margin	Sep. 24, 2009	financing the current activity
Hekon-Hotele Ekonomiczne S.A.	109 620	1 422	WIBOR 3M + margin	Oct. 24, 2009	retire bearer bonds
Total	**141 620**	**1 899**			

34. EVENTS AFTER THE BALANCE SHEET DATE

- **Orbis S.A.** – on January 16, 2009, the Company disclosed an up-date to the strategy of development of the Orbis Group for 2009 -2011 (see: current report no. 3/2009). The up-date concerns a change in the projected financial result (EBITDA) of the Orbis Hotel Group for the year 2009 and cancellation of projections of financial results if the Orbis Group for the years 2010 and 2011.
- **Orbis S.A.** – on January 27, 2009 Fitch Ratings changed outlook on the Polish hotel company Orbis S.A. from stable to negative. The national long-term rating was affirmed at BBB+(pol), (see: current report no. 5/2009).
- On January 28, 2009 **Orbis S.A.** filed with the First Mazowiecki Revenue Office a NIP-2 up-date form notifying that the Orbis Tax Group ceased to legally exist as of December 31, 2008.

35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

(all amounts in PLN thousands, unless otherwise stated)

	2008	2007
Balance sheet change in receivables and prepayments	**27 952**	**11 218**
purchase of shares	0	13 839
change in borrowings	(106)	(7 446)
change in prepaid assets under construction	(859)	(836)
Change in the cash flow statement	**26 987**	**16 775**
Balance sheet change in liabilities except borrowings	**(4 140)**	**214**
change in investment liabilities	3 340	984
Change in the cash flow statement	**(800)**	**1 198**
Other adjustments	**1 076**	**(26 290)**
revaluation of non-current assets and intangible assets	(10 260)	(26 093)
other	184	(197)
Total	**(10 076)**	**(26 290)**

36. OTHER INFORMATION

The National Labor Inspectorate and ZUS performed 5 and 3 inspections, respectively, in the Company in 2008. All recommendations were implemented or their implementation is pending. No penalties were levied on the Company in connection with the inspections.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In 2008, a control was carried in the Company to verify correctness of calculation of corporate income tax in 2003. Consequently, tax liability went up by PLN 388 thousand plus interest.

Orbis S.A.

Director's Report on the operations

as at December 31, 2008

Orbis

Directors' Report
on the Operations of Orbis S.A.
for 2008

Orbis

March 30, 2009

(all amounts in PLN thousands, unless otherwise stated)

TABLE OF CONTENTS

TABLE OF CONTENTS 2

1. DESCRIPTION OF THE COMPANY ORBIS S.A. 3

1.1. ORBIS S.A. BUSINESS 3
1.2. ORBIS S.A. SHARE PRICE 4
1.3. COMPANIES FORMING THE ORBIS GROUP 5
1.4 CORPORATE GOVERNANCE 6
1.4.1 CORPORATE GOVERNANCE DECLARATION 6
1.4.2 THE COMPANY'S SHAREHOLDERS 8
1.4.3 THE COMPANY'S GOVERNING BODIES, THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD 8
1.4.4 RULES OF PROCEDURE OF THE COMPANY'S GOVERNING BODIES 9
1.4.5 INTERNAL CONTROL 10

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS 10

2.1. EXTERNAL FACTORS 10
2.1.1 MACROECONOMIC FACTORS 10
2.1.2 LEGAL ENVIRONMENT 10
2.2. INTERNAL FACTORS 11
2.2.1 INVESTMENT PROGRAM 11
2.2.3 EMPLOYMENT AND PAYROLL & RELATED EXPENSES 12
2.2.3 COMPANY'S POLICY IN THE FIELD OF INVESTOR RELATIONS 13
2.3 PROSPECTS FOR THE COMPANY'S DEVELOPMENT 13
2.3.1 MACROECONOMIC ENVIRONMENT 13
2.3.2 TOURIST TRAFFIC 13
2.3.3 PLANS FOR SUBSEQUENT PERIODS 14

3. INCOME STATEMENT 15

4. OPERATING RESULTS OF HOTELS 16

5. BALANCE SHEET 17

5.1. NON-CURRENT ASSETS 17
5.2. CURRENT ASSETS 18
5.3. NON-CURRENT LIABILITIES 18
5.4. CURRENT LIABILITIES 18
5.5. BORROWINGS 18

6. CASH FLOW STATEMENT 19

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS 19

7.1. PROFITABILITY RATIOS 20
7.2. EFFICIENCY RATIOS 20
7.3. FINANCING RATIOS 21

8. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD 22

9. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS 22

(all amounts in PLN thousands, unless otherwise stated)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1. ORBIS S.A. BUSINESS

The joint-stock company Orbis Spółka Akcyjna with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS).
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A No. 2475/2008).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at December 31, 2008, the structure of Orbis S.A. comprised 41 hotels located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 323 rooms.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns seven hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated Orbis' by subsidiary, Hekon–Hotele Ekonomiczne S.A.

The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (operator of 60 hotels altogether and manager of 3 properties).

(all amounts in PLN thousands, unless otherwise stated)

Chart 1: Hotel room structure per brand - Orbis S.A.


Orbis S.A.
35%
4%
21%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

1.2. ORBIS S.A. SHARE PRICE

During the period January – December 2008, the Company's share prices fluctuated between PLN 32.00-70.00. The spread between the highest and the lowest price equaled PLN 38.00, that is 118.8% of the lowest quotation.

A downwards trend in the Orbis share price prevailed in the period concerned. Upwards trends were reported in the following periods: February 6, 2008 – February 18, 2008, July 22, 2008 – September 9, 2008 (with local corrections). On the last day of the analyzed period, i.e. on December 31, 2008, the Orbis share price stood at PLN 32.55. The average daily trading volume in Orbis securities equaled 45 017 shares in the period January – December 2008.

Chart 3. Orbis S.A. and WIG-20 index quotations during the period January–December 2008

PLN **points**


Orbis S.A.
WIG-20
74,0
71,0
68,0
65,0
62,0
59,0
56,0
53,0
50,0
47,0
44,0
41,0
38,0
35,0
32,0
29,0
3 700
3 500
3 300
3 100
2 900
2 700
2 500
2 300
2 100
1 900
1 700
1 500

(all amounts in PLN thousands, unless otherwise stated)

1.3. COMPANIES FORMING THE ORBIS GROUP

As at December 31, 2008, Orbis S.A. directly held shares and interest in the following commercial companies:

Table 3. Companies forming the Orbis Group – direct subsidiaries and associates

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warsaw	300 000	100	100	Hotel services, food&beverage services
Orbis Transport Sp. z o.o. Warsaw	35 167	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warsaw	24 667	95,08	95,08	Travel agent– retail agent & tour operator
WT WILKASY Sp. z o.o. Wilkasy	1 650	100	100	Hotel services, food&beverage services, leisure
Orbis Kontrakty Sp. z o.o. Warsaw	100	80	80	Organization of purchasing for hotels managed by shareholders
Direct associates				
Orbis Casino Sp. z o. o. Warsaw	4 800	33,33	33,33	Casinos and game parlors

The investment portfolio of Orbis S.A. comprises investments of strategic and commercial nature.

The strategic portfolio of Orbis S.A. comprises shares and interest in the following companies:

a) **Hekon–Hotele Ekonomiczne S.A.** – hotel operator managing hotels that operate under three Accor brands: eight two-star Ibises, seven Etaps, two Novotels and one Mercure hotel, and a manager of one Ibis hotel. The financial standing of the company is stable. Hotels report a growth in sales in the setting of high operating efficiency. Hekon-Hotele Ekonomiczne S.A. established a single-shareholder company named UAB Hekon, founded under the Lithuanian law and having its registered address in Vilnius, to operate the Novotel Vilnius Hotel.

b) **Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.** - daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position.

c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) by Orbis S.A. together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The commercial portfolio consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.** - a company founded in 1989 and at present running 10 casinos and 5 game parlors. Orbis Casino remains a leading-edge company on the market of gambling, mutual bets and slot machines. The financial standing of the company is stable.

b) **Wioska Turystyczna WILKASY Sp. z o. o** - a company running a leisure center. The company offers accommodation and food&beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 498 787 thousand as at the reporting date. The carrying amount of shares and interests equals PLN 496 119 thousand.

(all amounts in PLN thousands, unless otherwise stated)

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.
Shares and interest held in the following companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o. and Walewice Sp. z o.o. are fully written-down and their carrying amount as at December 31, 2008, equals zero.

Changes in the structure of the Group and their effect, including merger, acquisition and disposal of direct subsidiaries and associates:

- **PBP Orbis Sp. z o.o.** – on November 20, 2008 the Extraordinary Meeting of Shareholders of PBP Orbis Sp. z o.o. passed resolutions on additional capital contributions to the share capital of the company amounting to 78% of the value of their holding until December 15, 2008. Pursuant to the amended Articles of Association of the Company, in case of failure to make such capital a contribution, a mandatory redemption of shares is allowable.

1.4 CORPORATE GOVERNANCE

1.4.1 CORPORATE GOVERNANCE DECLARATION

Orbis S.A. complies with the of the rules of the „Code of Best Practices for WSE Listed Companies" available on http://corp-gov.gpw.pl/assets/library/polish/dobrepraktyki2007.pdf and at the seat of the Warsaw Stock Exchange.

In the current report no. 4/2008 the Company informed about non-compliance with certain rules of the „Code of Best Practices for WSE Listed Companies". The report is available at the Company's site www.orbis.pl.

Orbis S.A. refrained from complying with the following rules of corporate governance:

Rule No. II.1. Orbis S.A. will not comply with this rule, partially and permanently. The Company has a corporate website, yet it will not publish the information required under points 4), 6), 7), 10) and 11) of this rule on its website. This decision has been supported by a number of reasons, including the fact that disclosure obligations have been made more rigid as compared to the currently applicable legal regulations (points 4 and 10) and as compared to the present corporate practices of the Company (point 6 and 7), as well as by an unclear wording of these fragments of the Rule No. II.1 (points 7 and 10). Orbis S.A. declares that is shall consider a progressive introduction of appropriate corporate mechanisms, in particular involving putting in place additional organizational and technical means that would facilitate the application of the rules of corporate governance to the extent mentioned above. Furthermore, disclosure obligations imposed upon issuers (particularly points 6, 7 and 10) are new to a great extent, hence stretching in time the prospective implementation of these rules is additionally supported by the rationalization of costs related to their implementation.

Re.: II.1.4. – This fragment of the Rule No. II.1., entailing the obligation to publish materials related to the General Meeting on the website, imposes an earlier deadline (at least 14 days prior to the scheduled date of the General Meeting) for their publication as compared to the 8-day time limit set under the Regulation on Current and Periodical Reports. At present, the Company complies with the requirements imposed upon by the regulations of law and in its assessment, compliance with this fragment of the Rule No. II.1. requires matching changes to the operative schedules of the Company's governing bodies, so that the required extent of information can be published on time on the Company's website. Guided by the Rule No. II.1.4., the Company will make efforts to ensure that this information is made available to the investors as soon as possible. However, until then, the Company will continue to comply with the disclosure duties related to holding the General Meetings in line with the currently applicable legal regulations. The content of the relevant reports of the Company will be published on its corporate website.

Re.: II.1.6. – This fragment of the rule applies by an large to new duties of the Supervisory Board (reporting duties), which have not been required under the former rules of corporate governance, which implies the need to introduce substantive changes in the program of the Supervisory Board's works. Moreover, on the basis of the content of this rule, it is difficult to define precisely the degree of detail in the Supervisory Board's reports as regards the work of the Board's committees and evaluation of the internal control system and risk management system. As regards the requirement to publish a report on the Supervisory Board's operations, the content of this rule is not correlated with the content of the Rule No. III.1. It must be noted that so far the Company did not comply with the Rule No. 28 (the former version of the corporate governance rules), which required submitance by the Board's committees of annual reports on their operations. The Company also informs herein about permanent non-compliance with the Rule No. III.8., since relevant internal regulations concerning the work of the Supervisory Board committees are not fully compliant with Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). The Company also declares partial non-compliance with the Rule No. III.1.

Re.: II.1.7. – The requirement to publish questions put forward by shareholders before and during the General Meeting, as well as responses to these questions on the corporate website requires implementation by the Company of procedures that are extraordinary and require substantial outlays. The content of this rule generally covers all maters on the agenda, which may apply to both organizational and substantive issues. Provision of substantive information lies within the Management Board's scope of powers. According to the

(all amounts in PLN thousands, unless otherwise stated)

applicable legal regulations, the Management Board is not under the duty to respond to shareholders' questions beyond the General Meeting. The Company foresees problems with establishing whether a given person putting forward a question prior to a General Meeting is a shareholder and, in consequence thereof, whether such question and the response thereto should be published on the corporate website. The above doubts give rise to apprehension that compliance with the Rule No. II.1.7. would rigidly formalize the Company's information policy. The Company declares, however, that it shall consider the possibility of putting in place appropriate internal procedures for the purpose of complying with this rule.
Re.: II.1.10. – Information concerning events leading to the acquisition or limitation of rights of a shareholder, which may constitute the basis for investment decisions (Rule No. II.1.10), are published by the Company in the form of reports, under circumstances defined in the regulations governing public trading in financial instruments. These reports are then published on the Company's corporate website. It must be noted that the informative value of the Company's website should be regarded as its supplementary feature, while investors should make decisions based on reports submitted in accordance with the Act on Public Offering and Terms and Conditions of Introducing Financial Instruments into an Organized Trading System and on Public Companies. The requirement to consider the website as the exclusive carrier of investor information about a group of events outlined very imprecisely under the Rule No. II.1.10., makes compliance with this rule very risky for the issuers. As regards point 10), the issuer is under the duty to qualify individual events as corporate events as well as other events of similar nature, to qualify such events as events that might affect the Company's share price (investment decisions) and to disclose them within an appropriate time limit.
Re.: II.1.11. – As regard the Rule No. II.1.11., at present the Company does not have a mechanism of obtaining and disclosure to the public of information concerning a relationship between a member of the Supervisory Board and a shareholder who holds shares representing not less than 5% of all votes at the General Meeting. The Company does nor permanently comply with the Rule No. III.2. Information concerning members of the Supervisory Board is available to the public only to the extent required under the applicable law.

Rule No. II.3. and Rule No. III.9. According to Polish Commercial Companies and Partnerships' Code, the powers of the Supervisory Board should be expanded by way of amending the Statutes. The powers of the Company's Management Board and the Supervisory Board are laid down in the Company's Statutes, which do not envisage the need to apply for the consent of the Supervisory Board for execution of an agreement or another transaction on account of the fact that the other party to the transaction is a related entity. On the other hand, the Statutes set forth such an obligation if the value of the transaction exceeds a specified amount. Besides the above-mentioned actions, the Management Board may also request the Supervisory Board's opinion or resolution on other matters. In the opinion of the Company, the present wording of the statutes is adjusted to the size of its organizational frame and its business. The Management Board of the Company does not intend to initiate amendments to the statutes as regards maters related above in the foreseeable future. In practice, the application of this rule is also hampered by a quite imprecise definition of the type of contracts, with respect to which such additional powers would be granted to the Supervisory Board. The criterion of considering that a contract is "significant" or "typical" or "executed on market terms" are very indefinite and may even give rise to differences in interpretation between the Management Board and the Supervisory Board. For reasons mentioned above, Orbis S.A. does not permanently comply with the Rule No. II.3. and Rule No. III.9. However, the Management Board of Orbis S.A. would like to emphasize those transactions with shareholders and other persons, whose interests affect the Company's interest, are executed with particular diligence.

Rule No. III.1. The Company does not permanently comply with this rule as regards point 1). The Company foresees compliance with this fragment of Rule No. III.1.1. in the future. At the moment, the Company's Supervisory Board does not see any possibility to expand the scope of its duties to include a permanent control over the functioning of the internal control system and the risk management system. The Supervisory Board will consider such a decision, also taking into account the allocation of tasks amongst the operative committees of the Board, in order to ensure that the control measures permit a regular annual evaluation of how these systems function in the Company.

Rule No. III. 2. and Rule No. III. 4. In the opinion of the Company, these rules impose stricter disclosure obligations upon members of the Company's Supervisory Board as compared to the previously applicable corporate governance rules relating to corresponding matters. The present wording of these rules does not eliminate doubts as to the degree of definiteness in defining the relationship between a member of the Supervisory Board and a shareholder, nor clarifies the notion of the conflict of interest, which were the basic reasons for non-compliance with the former version of these rules by the Company. Due to the Company's ownership structure, the absence of a precise definition of these issues in the code of best practices has a major bearing, if as a result of compliance with these rules some members of the Supervisory Board would not be able to participate in its works.

Rule No. III. 8. This rule applies to the tasks and functioning of Supervisory Board's committees. The Company did not declare compliance with the corporate governance rules in their former wording, relating to independent members of the Supervisory Board and internal committees with participation of independent Board's members. These rules have changed; hence the Company at present complies with the Rule No. III.6. and Rule No. III.7. However, the internal regulations governing the works of the Supervisory Board committees are not fully compliant with the Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...).

According to the Company's appraisal, compliance with the Commission Recommendation as regards the tasks and functioning of the Supervisory Board committees should be tantamount to application of the basic guidelines of this

(all amounts in PLN thousands, unless otherwise stated)

document. The degree of transposition of the Recommendation's guidelines should, however, be adjusted to the size of the Company's organizational structure and to the powers of the Supervisory Board, arising under the national law.

1.4.2 THE COMPANY'S SHAREHOLDERS

The list of Orbis S.A. shareholders determined as at December 31, 2008, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's Shareholders at December 31, 2008

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	23 043 108	50.01%
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	10 326 519	22.41%
Commercial Union OFE BPH CU WBK	2 338 652	5.08%

1.4.3 THE COMPANY'S GOVERNING BODIES, THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

During the period from January 1, 2008 till December 31, 2008, the Company's Management Board and the Supervisory Board were composed of the following persons:

Governing body	Function	Names of members
Management Board	President	Jean-Philippe Savoye
	First Vice-President	Krzysztof Andrzej Gerula (until June 11, 2008)
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Michael Flaxman
		Christophe Guillemot
		Erez Boniel
		Christian Karaoglanian
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło

(all amounts in PLN thousands, unless otherwise stated)

Change of managing persons

- Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. Management Board, submitted his resignation, in a letter dated June 9, 2008, from serving his function in the Management Board of Orbis S.A., effective as of June 11, 2008.
- On June 19, 2008, the Supervisory Board of the Company appointed members of the Management Board of the 7th tenure (see: current report no. 17/2008).

To the Company's knowledge, as at the date of the report, members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member President of the Management Board does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

1. Claude Moscheni does not hold any Orbis S.A. shares
2. Jacek Kseń does not hold any Orbis S.A. shares
3. Michael Flaxman does not hold any Orbis S.A. shares
4. Christophe Guillemot does not hold any Orbis S.A. shares
5. Erez Boniel does not hold any Orbis S.A. shares
6. Christian Karaoglanian does not hold any Orbis S.A. shares
7. Elżbieta Czakiert holds 511 Orbis S.A. shares
8. Artur Gabor does not hold any Orbis S.A. shares
9. Jarosław Szymański does not hold any Orbis S.A. shares
10. Andrzej Procajło does not hold any Orbis S.A. shares

1.4.4 RULES OF PROCEDURE OF THE COMPANY'S GOVERNING BODIES

The Company operates pursuant to its Statutes, the latest consolidated text of which was determined by the Annual General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A no. 2475/2008).
The joint tenure of Management Board members is three years. The Supervisory Board appoints and recalls the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board. The ordinary management of the Company involves managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board require passing a resolution at a Management Board meeting. The detailed procedures of the Management Board's operations are be laid down in the By-Laws of the Management Board. The said By-Laws are adopted by the Management Board and approved by the Supervisory Board.
All actions affecting the Company's share capital as well as other actions of strategic nature, listed in the Company's Statutes (e.g. proposed payment of dividend) to be taken by the Management Board, require a prior consent of the Supervisory Board.
The joint tenure of Supervisory Board members is three years. With the exception of the three members elected by the Company's employees, members of the Supervisory Board are elected by the General Meeting of Shareholders. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member needs to be signed by one-fifth of all eligible employees. In accordance with the provisions of the Statutes, the Supervisory Board has adopted its By-Laws defining the Board's organization and detailed procedures of its operations.
The Annual General Meeting of Shareholders is convened by the Management Board of the Company within six months following the end of each financial year. The Extraordinary General Meeting of Shareholders is convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees or upon request of shareholders representing at least 1/10 of the Company's share capital. A General Meeting of Shareholders is valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital. Resolutions of the General Meeting of Shareholders are adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority. A resolution is

(all amounts in PLN thousands, unless otherwise stated)

deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes are not taken into account. Each share carries one vote at the General Meeting of Shareholders. The powers of the General Meeting of Shareholders include, among others, amending the Company's Statutes, alteration of the Company's core business, examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year, adopting a resolution concerning distribution of profits or coverage of losses, merger, division or transformation of the Company as well as winding-up and liquidation of the Company. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property does not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000. Pursuant to the provisions of the Statutes, the General Meeting of Shareholders has adopted its By-Laws defining in detail its rules of procedure for the meetings.

1.4.5 INTERNAL CONTROL

The internal control system in place in the Orbis S.A. is based on functional control exercised by its management in respective hotels of the Company and organizational units of the Head Office. This control relies on operational procedures as well as control and supervision procedures, implemented in organizational units.

Risk management in respect of preparation of financial statements incorporates internal control exercised by the Internal Audit Team of the Company. The internal control system covers major processes in the Company, including those areas that affect, directly or indirectly, correctness of financial statements. Internal audits are carried out upon request, and to the extent determined by, the Management Board and in consultation with the Audit Committee appointed from amongst the Supervisory Board members.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1. EXTERNAL FACTORS

2.1.1 MACROECONOMIC FACTORS

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. The growth in gross domestic product in 2008 amounted 4.8%, against 6.7% growth last year (Source: Central Statistical Office (GUS)).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming traffic department and the Rent a Car segment. In 2008, after relevant strength appreciation of the Polish Zloty against foreign currencies during the first three quarters of 2008 we witnessed a weakening at the end of period. According to data of the National Bank of Poland, in 2008 the average EUR/PLN rate was PLN 3.5166 and was lower than the average EUR/PLN rate in 2007 by 7.0%.

Tourist traffic – The Institute of Tourism has published estimate figures for four quarters of 2008 relating to incoming and outgoing tourism. During 12 months of 2008, the volume of outgoing traffic totaled approx. 50.2 million trips made by Poles abroad (by approx. 5.6% more than in the corresponding period of 2007). During the same time, Poland was visited by 60 million foreigners (by 9.0% less than during four quarters of 2007). The number of tourist arrivals during the same period is estimated at approx. 13 million (by some 13.0% less than during the corresponding period of 2007).

2.1.2 LEGAL ENVIRONMENT

The following acts of significance for business operations of Orbis S.A. were promulgated in 2008:

- On February 1, 2008, the ordinance of the Minister of Labor and Social Policy of January 29, 2008 amending the ordinance on performance of work by foreigners without a work permit (Official Journal „Dz. U." No. 17, item 106) came to force. The amendments consisted, among others, in extension of the period of performance of work by foreigners on the territory of the Republic of Poland without a necessity to obtain a work permit, allowable in case of foreigners who are not: citizens of any EU member state, citizens of any European Economic Area state that does not belong to the European Union, or citizens of the Confederation of Switzerland, who serve in management boards of legal persons, entered in the register of business operators pursuant to the provisions on the National Court Register.

(all amounts in PLN thousands, unless otherwise stated)

- On February 27, 2008, the ordinance of the Minister of Infrastructure of February 15, 2008 concerning granting of powers and professional licenses in the area of real estate management (Official Journal "Dz. U." No. 31, item 189). The Ordinance specifies, among others, the manner of maintenance of central registers of property experts, real estate agents and real estate administrators. This Ordinance indirectly applies to those situations in which Orbis S.A. manages, under management contracts, real estate of other entrepreneurs and to the preparation of real estate appraisals.
- The Act of March 18, 2008 on amendments to the Accounting Act was promulgated in the Official Journal „Dz. U." No. 63 item 393. The Act amends, among others, certain definitions of Article 3 of the Accounting Act, such as parent company, subsidiary company, affiliate, associated company, capital group. Furthermore, definitions of a parent company of a lower and higher level are added. Also, the Act changes, among others, the title of Chapter 6 to read: "Consolidated financial statements of the capital group", as well as certain articles in this Chapter. In principle, the Act comes into force as of January 1, 2009 and applies for the first time to financial statements for the financial year beginning in 2009.
- On October 5, 2008 the Act of June 13, 2008 amending the Act "Companies and Partnerships' Code" entered into force (Official Journal "Dz.U." no. 118, item 747). Based on this Act, provisions applicable to joint-stock companies were amended, including Article 345 of the Companies and Partnerships' Code. Presently, a company may, directly or indirectly, fund the purchase or take-up of its shares, particularly by making loans, advancing funds or providing security. The company funds buy-back of own shares on the basis of and to the extent determined in a prior resolution of the general meeting. A subsequent Act amending the Act "Companies and Partnerships' Code" was promulgated in the Official Journal "Dz.U." of 2008, no. 217 item 1381. This amendment, among others, reduces the amount of the minimum share capital of a limited liability company to PLN 5 000, and of a joint-stock company – to PLN 100 000.
- On August 23, 2008 the Act of June 26, 2008 amending the Act "Construction Law" entered into force (Official Journal „Dz. U." no 145, item 914). This Act amends the Construction Law by providing that a decision incorporating a building permit expires if construction works are not commenced within 3 years (formerly 2 years) as of the day on which the decision became final, or if construction works were discontinued for a period exceeding 3 years (formerly 2 years).
- The Act of September 4, 2008 amending the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies and amending other acts, which took effect on January 13, 2009, was promulgated in the Official Journal „Dz.U." no. 231 of 2008, item 1547. The amending act introduces numerous important changes, including modifications of certain definitions used in the Act, several changes of requirements related to an issue prospectus and information memorandum, changes in Chapter 4 „Material Blocks of Shares in Public Companies" concerning disclosure of information on shareholding, invitation and special rights of shareholders of a public company; also provisions on administrative sanctions for breaching the provisions were clarified (Chapter 7). Furthermore, the Act introduces an obligation for an issuer of securities admitted to public trading on a regulated market to disclose confidential information as well as current and periodic information simultaneously to the Commission, the company that operates such a regulated market and to the public.
- The Act of October 23, 2008 amending the Act "Civil Code" and the Act "Foreign Exchange Law", abolishing the rule that all transactions should be denominated in Polish Zloty, were promulgated in the Official Journal „Dz.U. no. 228 of 2008, item 1506. The Act entered into force on January 24, 2009.
- On January 1, 2009, the ordinance of the Council of Ministers of October 29, 2008 on the Polish Classification of Goods and Services [PKWiU] entered into force (Official Journal "Dz.U." no. 207, item 1293). The ordinance introduces the Polish Classification of Goods and Services [PKWiU], appended thereto, for application in statistics, records, documents and in accounting as well as in official registers and IT systems of public administration.

2.2. INTERNAL FACTORS

2.2.1 INVESTMENT PROGRAM

In 12 months of 2008, Orbis S.A.'s expenditure on property, plant and equipment amounted to **PLN 230 838** thousand and was earmarked, among others, for completion of construction of four Etap hotels and continued modernization of the Grand hotel in Warsaw (a part of the hotel resumed its operations under the Mercure brand), as well as modernization of other selected hotels, including replacement of FF&E.

In 2008, the Management Board of Orbis S.A. continued to pursue the Orbis Hotel Group Development Strategy through:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some of Orbis hotels, including adaptation to the standards of Accor group brands.

(all amounts in PLN thousands, unless otherwise stated)

Construction of hotels or conversion into hotels of new brands

In line with the adopted strategy of development, the process of construction of new Etap and Ibis hotels is underway in the Group. Following the opening of two Etap hotels in Katowice and Kraków in May this year, two successive Etaps, i.e. Wrocław Południe and Wrocław Stadion, were rendered operational in the fourth quarter of 2008. At the same time, works related to the construction of an Ibis in Kielce and an Etap in Toruń were carried out. Preliminary works continued in connection with construction of Ibis Nowe Miasto and Etap Nowe Miasto hotels in Kraków.

Major modernization of existing hotels

- The month of May saw the end of works related to the first and second stages of comprehensive remodeling of the Grand hotel in Warsaw. 158 modern rooms, equipped in accordance with the Mercure brand standards, were rendered operational. Other works were continued in the second half of the year.
- The third stage of modernization of the Mercure Hevelius hotel in Gdańsk continues. The scope of works covers interior design and remodeling of public areas (mezzanine + ground floor). Works will go on in 2009 and are scheduled to end at the end of the second quarter of the year.
- Modernization of recreation areas, embracing the swimming pool, fitness club, SPA and a conference room, as well as replacement of FF&E, came to an end in Sofitel Victoria in Warsaw.
- Modernization of bathrooms in the „old" section of Novotel Airport in Warsaw was finished.
- Façade was replaced and the main hotel entrance was modernized in the Skalny hotel in Karpacz. Works related to modernization of the swimming pool are underway, and a tendering procedure for modernization of public areas has been launched.

As far as the remaining hotels are concerned, investment expenditure was spent on small-scale modernizations that were nevertheless required for proper functioning of the hotel as well as guests' safety and comfort. Expenditure was also earmarked for purchase of property, plant and equipment, including hardware and software.

2.2.3 EMPLOYMENT AND PAYROLL & RELATED EXPENSES

In 2008 average employment level declined by 9.1%, which is a result of closing of hotels and reduction of employment in operating establishments. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.40 to 0.34.

Table 4. Average employment in Orbis S.A. (full-time jobs) in 2008

	2008	2007	% change
I. Hotel services /1. to 5./	**2 287,4**	**2 512,3**	**-9,0%**
1. Room department	912,8	987,6	-7,6%
2. Food&beverage department	1 332,9	1 472,2	-9,5%
3. Miscellaneous services	32,0	38,4	-16,7%
4. Support services	7,7	11,8	-34,7%
5. Commercial activities	2,0	2,3	-13,0%
II. General administration and management	518,2	582,9	-11,1%
III. Property operation and maintenance	182,6	216,8	-15,8%
IV. Marketing	207,0	203,9	-1,5%
TOTAL:	**3 195,2**	**3 515,9**	**-9,1%**

In the first half of 2008 the Company completed reorganization of its structure and reduction of employment. Costs of termination benefits and compensation connected with the liquidation of jobs paid out in the first half of 2008 totaled PLN 1 979 thousand, of which the amount of PLN 306 thousand was used out of the provision created at the end of 2006, however the amount of PLN 1 673 thousand was debited to the profit of the current period.

Costs of employee benefits decreased from PLN 206.9 million to PLN 190.4 million, i.e. by 8.0%.

Paid out wages and salaries totaled PLN 147.8 million and were by 3.3% lower than in 2007.

(all amounts in PLN thousands, unless otherwise stated)

2.2.3 COMPANY'S POLICY IN THE FIELD OF INVESTOR RELATIONS

The Company's shareholders embrace Polish and foreign corporate shareholders as well as Polish shareholders being private persons. Therefore, the Company pursues active information policy in Poland and abroad. The Company is represented on conferences and fairs organized in Poland for private and institutional investors. Private meetings are also organized in the Company's Head Office for analysts and economic journalists. The Company's Management Board comments and responds to investor inquiries during teleconferences organized after publication of quarterly results.

All financial data and information published by Orbis are available at the corporate website: www.orbis.pl/ir. The website has a tool that allows subscription of current and periodic reports published by the Company and distributed via the ESPI system.

Orbis is a supporting member of the Association of Stock Exchange Issuers, an association representing companies listed at the Warsaw Stock Exchange. Furthermore, Orbis S.A. cooperates with the Association of Individual Investors (AII). The Company protects its corporate image among individual investors and the public as well as participates in open events that promote knowledge of rules of operation of financial markets.

2.3 PROSPECTS FOR THE COMPANY'S DEVELOPMENT

2.3.1 MACROECONOMIC ENVIRONMENT

On December 30, 2008, the Council of Ministers adopted the *Convergence Program. Update 2008*. This document continues the basic directions and trends of the economic policy adopted in March 2008 in the *Convergence Program. Update 2007*. At the same time, forecasts of the *Convergence Program. Update 2008* take account of actions embraced by the *Stability and Development Plan* (adopted on November 30, 2008 by the government). These actions are aimed at sustainably supporting the economic growth in Poland over a long-term horizon.

Integration with the EURO zone. Fulfillment by Poland of nominal convergence criteria in 2011 and receipt of a positive opinion of the European Commission as well as revoking the derogation by the Ecofin Council will permit Poland to adopt the common European currency as of January 1, 2012.

Economic growth. According to the mid-term economic forecast for Poland, the average real rate of GDP growth in Poland during the years 2009-2011 will slow down as compared to the years 2006-2008. The projected rate of GDP growth in Poland should will be relatively high as compared to forecasts for other countries of the EU.

Labor market, annual price growth, demand for labor. High growth of the rate of demand for labor observable during the years 2006-2008 will decelerate substantially. It is estimated that during the years 2009-2011 the number of employed will increase by some 0.1 million as compared to 1.7 million in 2006-2008. In 2009 the growth of consumption prices is projected to stand at an average of 2.9% p.a.

Tax changes. Given the time horizon of the *Update*, the major systemic change facilitating reduction of fiscal charges is the reduction of a new PIT tax scale at the beginning of 2009. It will enlarge the disposable income of households and thus trigger a consumption growth impulse.

The condition of the Polish economy which deteriorates from one day to another as a result of the global financial crisis, giving grounds to modify the GDP growth projections from 3.7 % to 1.7%, and, consequently, to modify the remaining indices as well *(the "Rzeczpospolita" daily of January 28, 2009, press article under the title – "Szybkie hamowanie" – "Fast deceleration")*.

2.3.2 TOURIST TRAFFIC

According to adjusted forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 12.9 million in 2008 to approx. 16 million in the years 2012 and 2013, which translates into average annual dynamics of tourist arrivals in Poland in the years 2007-2013 at the level of 1%. The growth of incoming traffic from non-neighboring EU "15" countries, North America and other overseas countries can be expected to continue (however, the growth rate will stand at 4.2% per year). Stabilization may be expected in the number of arrivals from Germany. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone. How these losses will be set off in future is not certain.

(all amounts in PLN thousands, unless otherwise stated)

Given the recession and the reduced number of foreign arrivals, it is not certain how these projections will be realized in 2009.

2.3.3 PLANS FOR SUBSEQUENT PERIODS

Slowdown of the GDP growth in Poland and deterioration of the economic conditions in the entire Europe could have an impact upon the revenues in the hospitality industry. Orbis S.A. is prepared for it. The Company is looking for savings in outsourcing contracts, renegotiates agreements with suppliers and slows down the investment process. Thanks to a diversified hotel base, implementation of the 'yield management' system as well as stable financial situation, the Company anticipates it will proceed uneventfully even during the economic crisis.

Investment program.

Reduced speed of economic development in Poland has brought about modifications in investment plans of ORBIS S.A. in 2009. Analyses have indicated that, given prevailing market conditions, implementation of all modernization and development projects provided for in the Orbis Hotel Group Strategy will not ensure attainment of formerly planned profitability ratios.

Total expenditure that Orbis S.A. plans to expend on modernizations and development in 2009 will not exceed PLN 100 thousand.

The modernization budget focuses, first and foremost, on the Mercure Hevelius hotel in Gdańsk and covers continuation of comprehensive modernization of the hotel, commenced in 2007 and continued in 2008, aimed at improving its standard. Works are scheduled to come to an end by the end of the first half of 2009. The modernization budget covers also preparation of design documents for modernization of Novotel Centrum in Poznań, completion of the third stage of renovation of the Mercure Grand in Warsaw, initiated in 2008, as well as settlement of costs of modernization works carried out in Sofitel Victoria and Skalny hotel in Karpacz in 2008. Remaining expenditure will be appropriated for limited-scale modernizations, aimed predominantly at adjusting hotels' safety systems (chiefly fire safety) to comply with regulations in force, and purchases of property, plant and equipment that are necessary to maintain proper technical condition and operating standard.

Development projects concern continued construction of Ibis and Etap economy hotels in Kielce, Toruń and Kraków as well as construction of Novotel in Łódź under a contract with a developer.

In the 2009 investment budget, the Orbis Hotel Group has also provided for funds for preparation of design documents for construction of successive hotels in selected cities and for purchases of new plots of land.

(all amounts in PLN thousands, unless otherwise stated)

3. INCOME STATEMENT

Table 5. Income statement of Orbis S.A.

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	631 238	637 924	-1,05%
*% share in total revenues**	**92,41%**	**84,77%**	
Cost of services, products, merchandise and raw materials sold	(471 568)	(455 409)	3,55%
Distribution & marketing expenses	(38 598)	(39 873)	-3,20%
Overheads & administrative expenses	(99 070)	(104 091)	-4,82%
of which:			
-depreciation & amortization	(130 832)	(111 791)	17,03%
- staff costs	(190 374)	(206 877)	-7,98%
- outsourced services	(135 176)	(128 889)	4,88%
*% share in total costs***	**93,26%**	**95,07%**	
Other operating income	51 813	114 533	-54,76%
Other operating expenses	(15 828)	(10 854)	45,83%
Revaluation of non-financial non-current assets	10 260	26 092	-60,68%
Operating profit (loss) - EBIT	**68 247**	**168 322**	**-59,45%**
Finance income	0	51	-100,00%
Finance expenses	(28 194)	(20 250)	39,23%
Profit (loss) before tax	**40 053**	**148 123**	**-72,96%**
Income tax	(9)	(22 806)	-99,96%
Net profit (loss)	**40 044**	**125 317**	**-68,05%**
EBIT margin (EBIT/Revenues)	10,81%	26,39%	-15,57pp
EBITDA	**199 079**	**280 113**	**-28,93%**
EBITDA margin (EBITDA/Revenues)	31,54%	43,91%	-12,37pp

* *Total revenues are understood as the sum of "Sales", "Other operating income" and "Finance income".*
** *Total costs are understood as the sum of "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses", "Overheads & administrative expenses", "Other operating expenses" and "Finance expenses".*

In 2008, Orbis S.A. generated **sales** of **PLN 631,238** thousand. Two new Etap hotels that were rendered operational in the first semi-annual period of 2008 and the Mercure Grand in Warsaw, a part of which was made available to guests, began to generate forecasted revenues in the second half of the year. Two successive Etap hotels rendered operational in the fourth quarter of 2008 are in the start-up phase and they can be expected to reach their full operating capacity in the successive periods.

Cost of services, products, merchandise and raw materials sold of the Company went up as compared to 2007. As usual, the most substantial increase in costs concerned depreciation of PP&E as a result of sizeable capital expenditure incurred. Moreover, the level of this line of the income statement was impacted by new hotels of the Etap brand that are now in the start-up phase and generated much higher costs than revenues.

Distribution & marketing expenses gently decreased in 2008 as compared to 2007, similar to **overheads & administrative expenses**.

Other operating income of the Company declined considerably in 2008 as 2007 figures included profit derived from the sale of hotel properties.

Other operating expenses grew in 2008 as compared to 2007 due to costs of an amicable agreement concerning real properties.

There was no **finance income**, while **finance expenses,** comprising chiefly interest on borrowings, increased in 2008 as compared to 2007.

Experiencing the effects of deteriorating business environment, Orbis S.A. closed the year 2008 with a **net profit** of **PLN 40 044** thousand and **EBITDA** of **PLN 199 079** thousand. This is a good result, particularly when compared with the preceding year after elimination of profit from transactions of sale of real properties and other one-off transactions.

Table 6. EBITDA, net of effects of one-off events

PLN thousand	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
EBITDA	199 079	280 113	-28,93%
1. sale of real property		(64 185)	
2. revaluation of non-financial non-current assets	(10 260)	(26 041)	
3. amicable agreement in a dispute concerning real property	7 000		
EBITDA "pro forma"	195 819	189 887	3,12%

4. OPERATING RESULTS OF HOTELS

Despite a reduced number of available rooms resulting from liquidation of hotels, in 2008 Orbis S.A. generated higher Revenue per Available Room (RevPAR) as compared to 2007. This result is attributable to a substantial increase in the Average Room Rate (ARR). Other operating results (occupancy rate and number of roomnights sold) were lower than in the corresponding period of 2007, which results from a decline in the number of tourists coming to visit Poland at the end of 2008 because of the global financial and economic crisis.

Table 6. Operating ratios in Orbis S.A. hotels

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Occupancy rate	50,90%	52,50%	-1,60pp
Average Room Rate (ARR) in PLN	240,7	225,3	6,84%
Revenue per Available Room (RevPAR) in PLN	122,5	118,4	3,46%
Number of roomnights sold	1 561 739	1 711 585	-8,75%
Number of rooms	8 323	8 396	-0,87%
% structure of roomnights sold			**change in %pp**
Poles	44%	41%	3,00pp
Foreigners	56%	59%	-3,00pp
Business clients	67%	67%	0,00pp
Tourists	33%	33%	0,00pp

* excluding Etap hotels and Mercure Grand in Warsaw

(all amounts in PLN thousands, unless otherwise stated)

5. BALANCE SHEET

Table 7. Balance sheet of Orbis S.A.

	As at Dec.31, 2008	As at Dec.31, 2007	% change during 12 months ended Dec. 31, 2008
Non-current assets	2 230 137	2 108 621	5,76%
% share in balance sheet total	*92,41%*	*93,30%*	
Current assets	183 079	151 468	20,87%
% share in balance sheet total	*7,59%*	*6,70%*	
TOTAL ASSETS	**2 413 216**	**2 260 089**	**6,78%**
Shareholders' equity	1 708 113	1 686 500	1,28%
% share in balance sheet total	*70,78%*	*74,62%*	
Non-current liabilities	367 374	283 791	29,45%
- of which: borrowings	282 317	186 333	51,51%
% share in balance sheet total	*15,22%*	*12,56%*	
Current liabilities	337 729	289 798	16,54%
- of which: borrowings	242 307	183 951	31,72%
% share in balance sheet total	*14,00%*	*12,82%*	
TOTAL EQUITY AND LIABILITIES	**2 413 216**	**2 260 089**	**6,78%**
Borrowings/total shareholders' equity ratio	30,71%	21,96%	8,75pp
Debt ratio (total liabilities/total assets ratio)	29,22%	25,38%	3,84pp

5.1. NON-CURRENT ASSETS

Owing to the nature of pursued business, the basic item of the Company's "Non-current assets" is "Property, plant and equipment".

"Property, plant and equipment" includes predominantly hotel buildings as well as land and rights to perpetual usufruct of land. In the entire 2008, the value of this item remained at more or less the same level, only a slight drop was reported as compared to its balance as at December 31, 2007. This is a consequence of reclassification of property, plant and equipment and completed investments to another balance sheet item ("Investment property"), systematic calculation of depreciation, substantial investment expenditure incurred on new hotels and upgrading of existing hotel properties.

During the 12-month period, the value of "Investment property" rose regularly as new hotel units were rendered operational and reclassified to this balance-sheet item. Consistent implementation of the strategy of development of economy brands in Poland bore fruit in 2008: four Etap-branded hotels commenced their operations. Furthermore, in 2008 the modernized Mercure Grand in Warsaw partially resumed operation, it was rendered fully operative in January 2009.

The fourth quarter of 2008 saw changes in "Investments in subsidiaries and associates", a growth in this item by PLN 12 112 thousand was reported, attributable to an additional capital contribution made to the share capital of a subsidiary company PBP Orbis sp. z o.o.

(all amounts in PLN thousands, unless otherwise stated)

5.2. CURRENT ASSETS

The major item of "Current assets" comprises "Other current receivables". The item includes short-term loans granted to subsidiaries as well as current prepayments and advances, prepaid property, plant and equipment and intangible assets, as well as public-law benefits receivable. The growth in this item during 12 months of 2008 was mostly attributable to settlements under public law following from VAT receivables generated on large investment purchases.
The second most sizeable item is "Cash and cash equivalents". "Trade receivables" also plays a significant role in "Current assets".

5.3. NON-CURRENT LIABILITIES

"Non-current liabilities" of the Company comprise three main items, of which "Borrowings" represent the most substantial one. This item reported a considerable increase in 2008 as compared to its balance as the end of 2007 as a result of a successive tranches of the fixed-term investment borrowings of PLN 190 million taken by the Company in 2008 and a simultaneous reclassification of the amount of PLN 94 million of long-term borrowings to "Current receivables". The other items, i.e. "Provision for deferred income tax" and "Provision for pension and similar benefits" did not report similar changes.

5.4. CURRENT LIABILITIES

The "Current liabilities" item is dominated by the fixed-term borrowings and the loan incurred within the Orbis Group. In 2008, their value increased as compared to 2007 due to reclassification of long-term borrowings of PLN 94 million. At the same time, in the fourth quarter of 2008 the Company repaid a borrowings installment of PLN 39 million. The second largest item is "Trade payables" which is affected by seasonal nature of hotel business pursued by the Company. Both "Trade payables" and "Other current liabilities", another significant item of "Current liabilities", remained at a more or less the same level as compared in the preceding year.

5.5. BORROWINGS

The table below presents borrowings as at December 31, 2008

Debtor	Creditor	Title	Currency	Dec.31,2008	Dec.31,2007	Interest rate	Maturity date
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	381 105	227 213	WIBOR + banks' margin	Nov. 10, 2012
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	20 360	20 285	WIBOR + margin	Sept. 24, 2009
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	111 042	110 691	WIBOR + margin	Oct. 24, 2009
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	12 117	12 095	WIBOR + margin	Nov. 10, 2009
	TOTAL		**PLN**	**524 624**	**370 284**		

In 2008 Orbis S.A. utilized tranches of the fixed-term borrowings amounting to PLN 190 000 and repaid PLN 39 191 of these borrowings.

During the financial year, Orbis S.A. granted a loan of PLN 10 million (PLN, Wibor 3M+70bp) to its subsidiary PBP Orbis Sp. z o.o. The loan was partially repaid in the first half of 2008. As at December 31, 2008 in "Current receivables" the Company presents PLN-denominated loans granted to its subsidiary Orbis Transport Sp. z o.o. with the total amount of PLN 38 661 including interest at the rate of Wibor 3M+70bp, with repayment dates from April to August 2008.

(all amounts in PLN thousands, unless otherwise stated)

6. CASH FLOW STATEMENT

Table 9. Cash flow statement of Orbis S.A.

	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
Cash flows from operating activities	88 501	105 240	-15,91%
Cash flows from investing activities	(190 886)	(53 828)	-254,62%
Cash flows from financing activities	107 715	(74 985)	-
Total net cash flows	5 330	(23 573)	-
Cash and cash equivalents at the end of period	35 007	29 677	17,96%

In 2008 the Company reported positive cash flows. In order to finance investing activities, it used cash generated from operating and financing activities.

Operating activities

The Company reported positive cash flows from operating activities. The most important positive adjustment was depreciation/amortization, while the most substantial negative adjustment was the "Change in receivables" and "Interest and dividends". The decline in cash flows from operating activities was significantly impacted by the result generated in 2008.

Investing activities

The Company reported negative cash flows from investing activities in the fourth quarter of 2008 that were nearly entirely attributable to expenditure on property, plant and equipment. This proves Orbis S.A.'s permanent engagement in new hotel investments and upgrading. Furthermore, in the fourth quarter of 2008, the Company incurred an expenditure of PLN 12 112 thousand for the benefit of the subsidiary company PBP Orbis Sp. z o.o. to finance a capital contribution to the share capital of the company. Proceeds from investing activities came predominantly from dividends from subsidiaries.

Financing activities

Financing activities in 2008 were dominated by solicitation and repayment of borrowings. The Company made use of successive tranches of a fixed-term investment borrowings amounting to PLN 190 million, and expended PLN 39 million to repay these borrowings. Moreover, the Company's financing activities incorporate a regular expenditure related to repayment of interest on borrowings taken, as well as a traditional item, i.e. payment of dividend to shareholders..

Payment of dividend

On June 19, 2008 the Annual General Meeting of Shareholders of Orbis S.A. was held. The General Meeting passed resolutions concerning, among others: approval of the Directors' Report on the Operations of Orbis S.A., approval of financial statements of Orbis S.A., distribution of net profit for 2007, appropriating PLN 18,4 million, i.e. PLN 0.40 per share, for the dividend, approval of consolidated financial statements of the Orbis Hotel Group, a vote of approval granted to members of the Management Board and Supervisory Board in respect of performance of their duties in 2007. Full text of the resolutions is available at the Company's WWW site: www.orbis.pl. The dividend was paid to shareholders of Orbis S.A. on August 1, 2008.

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

An analysis covering profitability, turnover and financing ratios has been made on the basis of the financial statements (income statement and balance sheet),

(all amounts in PLN thousands, unless otherwise stated)

7.1. PROFITABILITY RATIOS

Return on equity (ROE)

	2008	2007
Net profit (loss)	40 044	125 317
Equity - opening balance	1 686 500	1 576 850
Equity - closing balance	1 708 113	1 686 500
Return on equity	**2,4%**	**7,7%**

This ratio depicts the rate of return generated by capital invested in a business. In 2008, this ratio decreased due to lower profits in 2008 and slightly higher amount of dividend paid to shareholders:

Return on assets (ROA)

	2008	2007
Net profit (loss)	40 044	125 317
Total assets - opening balance	2 260 089	2 190 171
Total assets - closing balance	413 216	2 260 089
Return on assets	**3,0%**	**5,6%**

This ratio reveals a rate of return generated by the company's assets. The decrease in the ROA ratio in 2008 was caused, first and foremost, by lower amount of net profit.

Net return on sales (ROS)

	2008	2007
Net profit (loss)	40 044	125 317
Sales of products, merchandise and raw materials	631 238	637 924
Net return on sales	**6,3%**	**19,6%**

This ratio reveals the value of net profit generated by a single sales unit. The decline in the ROS ratio was attributable predominantly to lower proceeds from the sale and valuation of property, plant and equipment than a year ago.

7.2. EFFICIENCY RATIOS

Debtor collection period

	2008	2007
Trade receivables – opening balance	26 847	23 023
Trade receivables – closing balance	28 242	26 847
Sales of products, merchandise and raw materials sold	631 238	637 924
Number of days	360	360
Debtor collection period	**15,7**	**14,1**

This ratio shows the average number of days preceding payment by trade debtors. In 2008 this ratio grew slightly. The turnover is still short (approx. 2 weeks), which means that the cash is not frozen with trade debtors.

(all amounts in PLN thousands, unless otherwise stated)

Creditor collection period

	2008	2007
Trade payables – opening balance	54 916	54 183
Trade payables – closing balance	53 718	54 916
Cost of products, merchandise and raw materials sold	471 568	455 409
Number of days	360	360
Creditor collection period	**41,5**	**43,1**

This ratio shows the average number of days preceding payment to trade creditors. In 2008 this ratio decreased slightly as compared to 2007.

Inventory turnover

	2008	2007
Inventory – opening balance	4 907	4 937
Inventory - closing balance	3 918	4 907
Cost of products, merchandise and raw materials sold	471 568	455 409
Number of days	360	360
Inventory turnover	**3,4**	**3,9**

This ratio shows the average number of days in the inventory turnover cycle. In 2008 the Company shortened the cycle of inventory turnover, which evidences higher efficiency of their use.

7.3. FINANCING RATIOS

Debt-to-equity

	2008	2007
Total debt	705 103	573 589
Total equity	2 413 216	2 260 089
Debt to equity	**29,2%**	**25,4%**

The debt-to-equity ratio reveals the contribution of external capital in financing assets. In 2008 this ratio went up due to a growth in debt as a result of successive tranches of investment borrowings taken.

Interest cover

	2008	2007
EBITDA	199 078	280 113
Cost of interest	24 398	19 365
Interest cover	**8,2**	**14,5**

This ratio defines the burden of interest payments upon the company. This ratio declined in 2008 but remains at a very safe level, since EBITDA is sufficient to cover 8 times the cost of interest.

(all amounts in PLN thousands, unless otherwise stated)

Non-current asset cover ratio

	2008	2007
Equity	1 708 113	1 686 500
Non-current assets	2 230 137	2 108 621
Non-current asset cover ratio	**76,6%**	**80,0%**

This ratio reveals the percentage of non-current assets which is financed by equity. In 2008 this ratio remains at a very safe level as the growth of assets as a result of investments was covered mainly from retained profits for 2007.

Current ratio

	2008	2007
Current assets	183 079	151 468
Current liabilities	337 729	289 798
Current ratio	**0,54**	**0,52**

Current ratio reveals the cover of current assets by current liabilities. This ratio remains low due to large debt of the Company towards its related parties, which are fully control by company.

8. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

- On January 16, 2009, the Company disclosed an up-date to the strategy of development of the Orbis Group for 2009 -2011 (see: current report no. 3/2009). The up-date concerns a change in the projected financial result (EBITDA) of the Orbis Hotel Group for the year 2009 and cancellation of projections of financial results of the Orbis Group for the years 2010 and 2011.
- On January 27, 2009 Fitch Ratings changed outlook on the Polish hotel company Orbis S.A. from stable to negative. The national long-term rating was affirmed at BBB+(pol), (see: current report no. 5/2009).
- On January 28, 2009 Orbis S.A. filed with the First Mazowiecki Revenue Office a NIP-2 up-date form notifying that the Orbis Tax Group ceased to legally exist as of December 31, 2008.

9. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

- On June 1, 2005, the Company executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covered the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007, and the audit of annual separate and consolidated financial statements for the year 2005, 2006 and 2007.

  The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. for the year 2008 amounted to PLN 453 thousand (PLN 627 thousand in 2007). The total fee due or paid out to the licensed auditor for additional services (training, consulting) totaled PLN 39 thousand in 2008 (PLN 258 thousand in 2007).
- On July 3, 2008, the Company executed an agreement with Deloitte Audyt Sp. z o.o. for the review and audit of financial statements of Orbis S.A.. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2008, 2009 and 2010, and the audit of annual separate and consolidated financial statements for the year 2008, 2009 and 2010.

  The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. amounted to PLN 712 thousand in 2008 (no fee was paid in 2007). In 2008 Deloitte Audyt Sp. z o.o. did not perform any other works for Orbis S.A. in 2008.

Orbis S.A.

Management Board's statements

as at December 31, 2008

Orbis

Warsaw, March 30, 2009

DECLARATION OF THE MANAGEMENT BOARD CONCERNING THE REPORT FOR 2008

The Management Board of Orbis S.A. hereby declares that according to its best knowledge the financial statements of Orbis S.A. for the year 2008 and the comparative figures for the year 2007 have been prepared in accordance with the accounting principles applied by the Company and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The report on the operations of the Company depicts a true image of development, achievements and the condition of Orbis S.A., including description of main threats and risks.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węglowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

Warsaw, March 30, 2009

**DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
CONCERNING THE FINANCIAL STATEMENTS FOR 2008**

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit the financial statements entrusted with the task of auditing the annual financial statements of Orbis S.A. has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent report on the audited annual financial statements, pursuant to the applicable regulations and professional standards.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	